Exhibit 3

2004 Annual Report & Accounts

A Perfect TEN Turns 11

TEN LTD

Tsakos Energy Navigation Ltd

TNP
LISTED
NYSE.

PROFORMA FLEET

Modern Diversified Fleet, Suitable for Transportation of Crude Oil, Refined Petroleum Products and other Liquid Cargoes.

AVERAGE DEADWEIGHT AGE (year-end 2004): 7.5 YEARS*

* Based on an operating fleet of 26 tankers by year end 2004.

VLCC	2 vessels	601,000 DWT	14.3%
SUEZMAX TANKERS	10 vessels	1,635,000 DWT	38.8%
AFRAMAX TANKERS	10 vessels	1,040,000 DWT	24.8%
PANAMAX PRODUCT TANKERS	7 vessels	478,000 DWT	11.3%
HANDYMAX PRODUCT TANKERS	10 vessels	384,000 DWT	9.0%
LNG	1 vessel	74,000 DWT	1.8%
TOTAL DEADWEIGHT TONNES	40 vessels	4,212,000 DWT	100%

For more information visit our website at: www.tenn.gr

DELIVERING ENERGY AROUND THE GLOBE

TABLE OF CONTENTS

Chairman’s Letter	A2

Board of Directors and Officers	A7

Tsakos Energy Navigation Board Committees	A8

Financial Highlights	A10

TEN Growth Charts	A11

Form 20-F	1 through F-28

TEN’s Fleet	A17

Fleet Under Construction	A19

Shareholder Information	A21

www.tenn.gr

NO SMOKING
FIRST

Deck view of M/T Didimon-maiden voyage, January 2005

CHAIRMAN’S LETTER

April 18th, 2005

Dear Fellow Shareowner:

Each year is challenging, exciting, and different. 2004 was truly exceptional. Tsakos Energy Navigation (TEN) produced more profits in the eleventh year of operation than in the first ten years combined. More importantly it entered its second decade with a strong growth momentum based on a very solid financial position and a dynamic new buildings order book. Prospects are that the second ten years like the first ten should produce continuous growth and sustained profitability.

HIGHLIGHTS OF 2004

•	Record net revenues of $305 million, 33% more than 2003.

•	Record profits of $143 million, up 143%.

•	Earnings per share of $7.53 (basic) versus $3.45 in 2003.

•	Declared cash dividends of $1.65 attributable to 2004 operations payable $0.70 in October 2004 and $0.95 payable in April 2005, as compared with total dividends of $1.00 attributable to 2003 operations.

•	Added a second VLCC to the fleet.

•	Ordered nine new buildings for delivery in 2005/2006/2007 including six ice class 1A vessels, two innovative design Aframaxes, and TEN’s first LNG Carrier.

•	Arranged the sale of 4 vessels including 2 single hull vessels realizing capital gains of $21.4 million in 2004 and over $5 million in the first quarter of 2005.

MILESTONES SINCE INCEPTION

•	Fleet in operation is 26 vessels as compared with four vessels initially.

•	New building program of 32 vessels commenced in 1997 is comprised of 16 ships (including three chartered-in) currently generating revenues, two vessels sold with capital gains of $20.5 million, and 14 vessels to be received in 2005, 2006, and 2007.

•	Net revenues in 2004 of $305 million compares with $17 million in 1994.

•	Net income was $2.6 million in 1994, while 2004 marked the eleventh year of continuous profitability reaching $143 million.

•	Earnings per share grew from $0.67 in 1994 to $7.53 per share last year.

TANKER INDUSTRY CHALLENGES

The impact of shipping incidents has redefined acceptable and desirable tanker tonnage. Much tighter regulatory restrictions on vessel ages, construction architecture, survey requirements, management procedures, and charterer vetting standards have resulted in ever narrowing selectivity of ships and their operators. The resulting preference for younger tonnage is increasingly evident in charter rate differentials.

TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004	A2

The continued and recently escalated growth in the world demand for petroleum and its products has driven the need for ever increasing transportation requirements to bridge the gulf between producers and consumers. Part of this need has and will be supplied by pipelines, but most of the incremental shipments will be with tankers. At the same time the pool of highly qualified seafarers is not keeping pace. Alert industry observers have cited this development as a serious challenge.

If the tanker industry is to grow beyond 2008/2010 it must also overcome yet another barrier. Regulatory requirements mandate the retirement of a large segment of the fleet by the end of 2010. However, current availability of ship building capacity is somewhat restricted whether it be berths in shipyards, key components such as engines, or indeed steel supplies. Strong growth in world trade has increased the need for dry bulk carriers and containerships. The quest for alternative fuels has sparked the need for coal and LNG carriers. Meanwhile general prosperity has prompted orders for cruise ships. Barring a slowdown in world economic growth the near future availability of tanker building capacity is uncertain and expensive at best.

A more mundane, but equally challenging development is rapidly rising operating costs. Highly qualified personnel is increasingly expensive. Cleaner bunkers have premium prices. Insurers are pressing for even higher premiums. Regulatory procedures compete for the attention of shipboard and land based staff. Securities issuance requires ever increasing compliance expenses. Many of these cost elements are exacerbated by the ever weakening U.S. dollar.

The tanker industry is highly fragmented. However, the process of consolidation has begun. The challenges noted will surely accelerate the process. The key drivers will be charterer selectivity, scale requirements to moderate cost pressures and sharply higher capital needs to build and maintain a young modern fleet. TEN believes these developments will inure to the benefit of the Company, its industry, and the customers it serves.

ECONOMIC BACKDROP

The world economy has maintained its modest growth momentum. However, the pace has been uneven around the globe. The U.S.A. continues its role as the primary locomotive although its engine has developed severe strains in the form of both fiscal and trade deficits. Europe for the most part is operating well short of potential and suffers from an inability to create adequate jobs. Japan remains export dependent and borders on recession. The stars are the natural resource producers and the suppliers of low cost consumer goods and services. China, India, and much of the Pacific Rim are in the forefront of economic growth and key to the strong increase in demand for petroleum and its products. Oil consumption grew 2.4 % in 2003, 3.4% in 2004, and is forecast to expand by at least 2.2% in 2005. The principal drivers of this growth are the U.S.A., China, and India as well as a reawakening Latin America and Middle East.

Clouds on the horizon include the economic tax of sharply higher energy costs, increased prices of basic raw materials, the slowdown in productivity gains, general inflationary pressures, and the Federal Reserve’s program of raising interest rates. Nevertheless, the general consensus suggests a continuation of moderate economic expansion in early future years.

A3	TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004

TANKER INDUSTRY

During 2003 the tanker industry enjoyed one of the strongest chartering markets in modern history. 2004 was even better. Some observers described it as the perfect storm. The industry employed virtually full capacity for much of the year. New tonnage was added at a robust pace and vessel retirements were minimal reflecting the strong charter rate environment. However, the sharp increase in oil demand compounded by the lengthening of trade routes pushed tonnage requirements even faster. Even older, less sought after ships, were in strong demand to fill the void.

The trend of strong oil demand growth is projected to continue in 2005. Tonnage requirements are also expected to expand as the distances between producers and consumers continue to grow. An increasingly important factor is the matching of crude oil characteristics with that of the importer’s refineries. This factor has and will continue to add to transport requirements. Fleet expansion will reflect record high deliveries and moderate removals. However, demand factors should provide for an orderly absorption of increased capacity resulting in very acceptable charter rates for quality tonnage.

The industry’s earning potential for 2005 is favorable, but the exceptional results of 2004 will represent challenging benchmarks for comparison. Charter rates during the first three months were very volatile reflecting shifts in oil production and market rumors. The balance of the year may experience similar fluctuations. Present indications are that OPEC may increase production during the second quarter in contrast to the usual seasonal pattern in order to meet strong demand from China and other fast growing markets and to help moderate further oil price increases. The expectation is that tanker capacity utilization should remain high and only modestly less strained than during 2004.

The projected strong revenue performance will be tempered by rising costs. Higher insurance rates on much higher insured values, rising personnel needs and higher salaries, growing regulatory expenses related to shipping and corporate governance, increased maintenance costs, and much higher interest rates. The soft dollar will further impact vessel operating costs. On balance, the industry will enjoy a third year of strong profits extending the recovery from the depressed levels of 2002.

TEN’S PROSPECTS

TEN’s longer term prospects are very attractive. The consistent profitability and strong secular growth of the past eleven years have built a solid platform and a springboard for future expansion. Most significantly, TEN is scheduled to take delivery of fourteen new buildings over the next twenty-five months. These vessels will add important new dimensions to the operation as they provide the capability to serve the ice-bound regions of Russia, Canada, and Alaska in a significant manner. The LNG carrier is also important as it will provide valuable know-how in this dynamic arena.

TEN is well positioned to compete in the demanding environment highlighted earlier. The human strengths of the commercial and technical managers within the Tsakos Group are invaluable. They bring over three decades of experience and longstanding customer ties to support the operations. They also permit TEN to draw on a large pool of mature and skilled seafarers. The business model has also proven its merit. The essence of this model is balance. The chartering policy which emphasizes high fleet employment, assured minimum revenues and breathing room to participate in rising freight markets has produced consistent and growing profits through three shipping cycles in the last eleven years. Likewise risk management has tempered financing cost volatility through interest rate hedging positions that should provide comfort in the future. Highly fortuitous timing of new buildings orders has also built less visible shareholders value.

TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004	A4

Net asset value which theoretically represents the liquidation value of an enterprise has appreciated dramatically over the past two years. New building contract prices have risen as much as 50% during the interim reflecting the high charter rate environment, sharply higher materials and component prices, as well as the restricted availability of berths into early 2008. Second-hand prices are also strong and often approach or even exceed new building contract prices reflecting the immediate availability for employment.

Based on guidance from independent ship brokers TEN estimates that the resale value of its 23 owned vessels, the excess of market value of its three chartered-in vessels over TEN’s repurchase option prices, and the resale value of its new building contracts versus contract prices exceed carrying value by approximately $700 million. This reflects an even stronger financial position than that displayed in the conventional balance sheet and provides a solid foundation for future growth.

ANNUAL GENERAL MEETING

Our shareowners’ Annual General Meeting (AGM) will be held in Athens on the 25th of May at 16:00. The key proposals will be the election of three directors, the appointment of auditors for the current fiscal year, and an increase in the number of authorized shares of common stock to accommodate future financings and/or share splits. As we have noted in the past, the AGM is where sound corporate governance begins. Your participation by proxy or preferably in person is essential.

On behalf of the entire Board of Directors I wish to congratulate and thank our management for an outstanding performance throughout the eleven years history of the enterprise. The results of 2004 were indeed superb. More importantly the foundation for increasing shareholder value are firmly in place. These achievements have been partially recognized. The total return for shareowners in Calendar 2004 was 100%. The current share price is about three times the initial offering price of $15, when listed on the NYSE in March 2002. The support of our shareowners is very much appreciated.

Yours Sincerely,

D. John Stavropoulos
Chairman of the Board

A5	TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004

T

Sunrise over the Bosporus Straits from M/T Silia T., September 2004

BOARD OF DIRECTORS AND OFFICERS

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst. He was elected to the Company’s Board as its Chairman on June 1, 1994. Mr. Stavropoulos is a member of the Audit Committee.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Deputy Chairman of the Board since July 2001 and a director of the Company since September 1993. Mr. Jolliffe is also Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills SA., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. From 1997 until March 2004, he was a director of Royal Olympic Cruise Lines Inc. (Nasdaq: ROCLF). Recently, some subsidiaries of Royal Olympic Cruise Lines, Inc. filed for bankruptcy protection. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an agency company based in Piraeus, Greece. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains. Mr. Jolliffe is a member of the Audit Committee and Chairman of the Capital Markets Committee.

TORBEN JANHOLT

DIRECTOR

Mr. Janholt has been a member of our Board since October 2002. He has been President and Chief Executive Officer of J. Lauritzen A/S, a major Danish ship-owning and trading company since 1998. Between 1995 and 1998 he was Director OTS of the United Nations World Food Programme based in Rome. In 1992 he took a position as director with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group, including Managing Director of Lauritzen Naval Madrid from 1990 to 1992 and Senior Vice President of J. Lauritzen USA Inc. New York from 1982 to 1989. Mr. Janholt is either Chairman or a board member for various companies in the J.Lauritzen Group and Chairman-elect of the Danish Shipowners Association.

WILLIAM A. O’ NEIL

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the IMO, the United Nations agency charged with monitoring maritime safety and preventing pollution from ships. Mr. O’Neil first was elected Secretary-General of the IMO in 1990. He served a second term with the IMO beginning in 1994, a third term beginning in 1998 and a further two-year term beginning in 2002. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport. He was Commissioner of the Canadian Coast Guard from 1975 until 1980 and later became President and Chief Executive Officer of the St. Lawrence Seaway Authority, a position he held until joining the IMO. Mr. O’Neil has been associated with the IMO since 1972 when he represented Canada at the IMO Council. He became Chairman of the IMO Council in 1980 and was re-elected four times. Mr. O’Neil graduated in 1949 with a degree in civil engineering from the University of Toronto.

PETER NICHOLSON

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builders. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Pic in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Pic (from 1990-2000) and chairman of Carisbrooke Shipping Pic (from 1990-1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004 and is a trustee of the International Lifeboat Federation. He joined the Company’s Board as a founder director in 1993 and was Chairman of the Audit Committee until February 2005. He remains a member of the Audit Committee.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He served as a member of Arthur Andersen’s Transportation Industry Group and worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and is presently Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. He is Chairman of the Audit Committee since February 2005.

ANGELOS PLAKOPITAS

DIRECTOR

Since 1991, Mr. Plakopitas has been Managing Director of Global Finance S.A., a financial services company based in Athens, with offices throughout the Balkans, and a manager of several venture capital funds. Between 1979 and 1990, Mr. Plakopitas was General Manager of Shelman Swiss-Hellenique Wood Products Manufacturers SA, a large industrial and trading company in Greece. From 1970 to 1979 he was Vice President with Citibank N.A. based in Athens and Piraeus, during which time he spent six years as Head of the Shipping Department. Mr. Plakopitas started his career with the Hellenic Industrial Development Bank in 1965.

ANTONIO TARAGONI

DIRECTOR

Mr. Taragoni has been involved in the shipping industry since 1955, initially with Ballestrero, Tuena and Canepa, an Italian ship agent. In 1961, he founded and is President of Nolarma Noleggi & Armamento Sri, presently one of the largest Italian ship agents. This company has much experience in ship management. Mr. Taragoni is also the Founder and President of Nolarma Tankers Sri, a large Italian tanker shipbroking firm. He was a Council Member of Intertanko from 1973 to 1995 and a Council Member of Porto Petroli SpA of Genoa from 1975 to 1996. Mr. Taragoni has been a director of the Company since inception.

A7	TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004

NIKOLAS P. TSAKOS

PRESIDENT & CHIEF EXECUTIVE OFFICER

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management. He has been involved in ship management since 1981 and has seafaring experience of 36 months. He is President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). Mr. Tsakos is a member of the Board of Directors of Dryships Inc., an owner and operator of dry-bulk carriers, whose shares of common stock are listed on the NASDAQ National market. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City University Business School in London in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer since 1996 and a director of the Company since 2001. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM

FINANCE DIRECTOR

Mr. Durham joined the Tsakos Group in 1999 and has served as our Finance Director and Chief Accounting Officer since 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of its United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte &Touche (Chicago and Athens) from 1979 to 1983.

PAUL B. LABRINAKOS

CHIEF MARINE OFFICER

Mr. Labrinakos was appointed Chief Marine Officer of the Company in June 2002 with the responsibility of overseeing new building vessels and monitoring the Company’s managed fleet. He has served with the Tsakos Group since 1992, first as Technical Manager based in New York and later in Athens as Technical Director, responsible for the technical supervision of a fleet of 60 vessels. He created the New Projects Department of the Tsakos Group. Earlier in his career, he worked for other major shipping and industrial companies. He has supervised and been involved in the design and building of over 50 new building vessels. He has seagoing experience on both bulk carriers and tankers. Mr. Labrinakos is a member of several maritime technical committees both in Europe and the United States. He graduated from Athens National Technical University as a Naval Architect and Marine & Mechanical Engineer. He has also completed technical studies in Germany and in the United States.

TSAKOS ENERGY NAVIGATION BOARD COMMITTEES

Audit Committee	Corporate Governance, Nominating / Compensation Committee
Francis T. Nusspickel - Chairman Peter Nicholson D. John Stavropoulos Michael G. Jolliffe	Peter Nicholson - Chairman D. John Stavropoulos Michael G. Jolliffe William A. O’Neil Torben Janholt Antonio Taragoni Francis T. Nusspickel

Chartering Committee	Risk Committee

Antonio Taragoni - Chairman D. John Stavropoulos Nikolas P. Tsakos	D. John Stavropoulos - Chairman Peter Nicholson Nikolas P. Tsakos Paul Durham

Capital Market Committee

Michael G. Jolliffe - Chairman D. John Stavropoulos Nikolas P. Tsakos

ANNUAL REPORT AND ACCOUNTS 2004	A8

FINANCIAL HIGHLIGHTS

(Expressed in thousands of US Dollars – except share data)

(In accordance with United States Generally Accepted Accounting Principles)

	2004	2003	2002
NET REVENUE (SEE NOTE 1 BELOW)	305,213	230,069	123,640
OPERATING INCOME	145,463	70,677	14,346
NET INCOME	143,290	59,052	3,894
EARNINGS PER SHARE (BASIC)	7.53	3.45	0.25
EARNINGS PER SHARE (DILUTED)	7.51	3.44	0.25
TOTAL ASSETS	937,988	825,507	694,545
TOTAL LIABILITIES	418,467	510,938	427,101
STOCKHOLDERS’ EQUITY	519,521	314,569	267,444
OUTSTANDING SHARES AT YEAR END	20,175,536	17,151,623	17,022,723
WEIGHTED AVERAGE OUTSTANDING SHARES (BASIC)	19,034,727	17,134,347	15,717,065
WEIGHTED AVERAGE OUTSTANDING SHARES (DILUTED)	19,080,975	17,187,859	15,854,904
STOCKHOLDERS’ EQUITY PER SHARE OF COMMON STOCK	25.75	18.34	15.71
SHARE PRICE (AS OF DECEMBER 31) (SEE NOTE 2 BELOW)	35.79	18.45	15.46
NUMBER OF VESSELS AT YEAR END (SEE NOTE 3 BELOW)	26	27	22
TOTAL DWT	2,812,700	2,681,552	2,225,993
AVERAGE DEADWEIGHT AGE OF VESSELS	7.5	6.5	6.8

NOTE	1: Net Revenue represents voyage revenue less commissions.

NOTE	2: As quoted on the New York Stock Exchange.

NOTE	3: The number of vessels at the year end includes:

The M/T Olympia, a double hull Aframax tanker that was sold through a sale and leaseback arrangement in October 1999 and is time-chartered back from the buyers until October 2007.

The M/T Cape Baker and M/T Cape Balboa, two double hull Suezmax tankers were sold through a sale and leaseback arrangement in 2003 and were time-chartered back by TEN for a minimum period of five years.

TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004	A10

TEN GROWTH CHARTS

The 1993-1999 financial data is in accordance with International Accounting Standards (IAS) while 2000-2004 is in accordance with US Generally Accepted Accounting Principles (US GAAP)

*	For 101 days of operation only.	Data adjusted to reflect bonus share distributions of:

**	Includes four vessels added in late December.	5.0% in June 1995, 2.5% in June 1996, 2.0% in June 1997, 2.2% in June 1998.

*	For 101 days of operation only.	Based on Shareholders’ Equity at beginning of the year.

**	Includes the capital gain from the sale of M/T Vergina I.

***	Includes a non-cash charge for the value impairment of two vessels totalling $10.8 million.

****	Includes the capital gain from the sale of M/T Delos, M/T Liberty, M/T Toula Z.

A11	TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004

TEN GROWTH CHARTS

The 1993-1999 financial data is in accordance with International Accounting Standards (IAS) while 2000-2004 is in accordance with US Generally Accepted Accounting Principles (US GAAP)

*	Oslo Stock Exchange IPO September 1993.

**	Secondary Equity offering December 1996.

***	New York Stock Exchange IPO March 2002.

****	Secondary Equity offering May 2004.

*	For 101 days of operation only.

**	Represents only the seven vessels that operated for the full year and excludes the four vessels added in late December 1996.

TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004	A12

TEN's Worldwide Vessel Operations

OLYMPIA
MARIA TSAKOS
PELLA
HESNES
PARTHENON
AZTEC
ATHENS 2004
LA MADRINA
VERGINA II
LIBRA
MARATHON
INCA
TRIATHLON
MAYA
CAPE BAKER
CAPE BALBOA
DIDIMON
TEN is registered in Bermuda, managed out of Athens, Greece and listed in the New York and Bermuda Stock Exchanges.
Technical Manager
Tsakos Shipping & Trading S.A. office.

Newbuilding Program
SYMITOMO H/N 1328
YEROTSAKOS
EURONIKI
ARCHANGEL
ALASKA
ARCTIC
ANTARCTIC
DIONISOS
AEGEAS
ANDROMEDA
ANTARES
ARION
LNG H/N 1754
EUROCHAMPION 2004
SILIA T
OPAL QUEEN
MILLENNIUM
TAMYRA
VICTORY III
ANDES
DION
CRUX
The Reliable Link in the Energy Trade
LNG Trade Routes
Ice - Class Trade Routes
Conventional Crude/Products Trade Routes

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-3136

TSAKOS ENERGY NAVIGATION LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

011-30210-94-07710-2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $1.00 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2004, there were 20,175,536 shares of the registrant’s Common Shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

(- This page is intentionally left blank -)

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

•	general economic and business conditions;

•	global and regional political conditions;

•	acts of terrorism and other hostilities;

•	availability of and demand for crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers;

•	tanker supply and demand;

•	interest rate movements; and

•	foreign exchange

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Key Information — Risk Factors”, as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

Tsakos Energy Navigation Limited is a Bermuda company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as Tsakos Energy Navigation, “the Company,” “we,” “us,” or “our.” This report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this report.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Consolidated Financial Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation for each of the five years in the five year period ended December 31, 2004. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited for the years ended December 31, 2002, 2003 and 2004 by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), independent auditors, and for the years ended December 31, 2000 and 2001 by Arthur Andersen (“Arthur Andersen”), independent auditors.

On May 30, 2002, we dismissed Arthur Andersen as our independent auditors. The reports of Arthur Andersen on the Company’s financial statements for the years ended December 31, 2000 and 2001 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2000 and 2001, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the years ended December 31, 2000 and 2001, there were no reportable events (as defined in Item 304(a)(l)(v) of Regulation S-K).

At the same time as the Company dismissed Arthur Andersen as its auditors, it engaged Ernst & Young to act as its independent auditors as successor to Arthur Andersen. During the year ended December 31, 2001 and the subsequent interim period to May 30, 2002, the Company did not consult with Ernst & Young regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item 304(a)(l)(v) of Regulation S-K).

The action to dismiss Arthur Andersen as the Company’s independent auditors and to replace them with Ernst & Young was taken by the board of directors on the recommendation of its audit committee.

For a discussion of certain risks relating to Arthur Andersen’s audit of our financial statements, see “—Risk Factors” below.

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2002, 2003 and 2004, and the consolidated balance sheets at December 31, 2003 and 2004, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirely.

Selected Consolidated Financial and Other Data

	2000	2001	2002	2003	2004
	(in thousands except per share data and fleet data)
Income Statement Data
Voyage Revenues	$111,276	$125,029	$130,004	$241,365	$318,278
Expenses
Commissions	4,821	6,379	6,364	11,296	13,065
Voyage expenses	13,961	14,395	25,125	48,152	42,109
Charter hire expense	6,979	7,041	7,713	13,146	24,341
Vessel operating expenses (1)	26,594	28,695	32,347	49,949	53,900
Depreciation	20,670	21,250	24,429	32,877	35,377
Impairment loss	—	—	10,781	—	—
Amortization of deferred charges	2,463	5,119	4,315	7,835	8,753
Provision for doubtful receivables	—	—	—	700	933
Management fees	3,132	3,132	3,239	4,470	5,328
Stock option compensation expense	1,196	258	—	—	—
General and administrative expenses	695	792	1,261	2,415	3,099
Management incentive award	—	—	—	—	2,500
Foreign currency losses (gains)	(65)	24	84	389	185
Amortization of deferred gain on sale of vessels	—	—	—	(541)	(3,167)
Gain on sale of vessels	—	—	—	—	(13,608)
Operating income	30,830	37,944	14,346	70,677	145,463
Other expenses (income):
Gain on sale of non-operating vessels	—	—	—	—	(7,757)
Interest and finance costs, net	19,189	14,542	11,385	12,372	10,135
Interest income	(2,487)	(1,214)	(736)	(387)	(761)
Share of profits of joint-venture	—	—	(197)	(602)
Other, net	75	—	—	242	556
Total other expenses (income), net	16,777	13,328	10,452	11,626	2,173
Net income (loss)	$14,053	$24,616	$3,894	$59,052	$143,290
Per Share Data
Earnings (Loss) per share, basic	$1.43	$2.56	$0.25	$3.45	$7.53
Earnings (Loss) per share, diluted	$1.43	$2.54	$0.25	$3.44	$7.51
Weighted average number of shares, basic	9,823,589	9,634,323	15,717,065	17,134,347	19,034,727
Weighted average number of shares, diluted	9,844,414	9,705,381	15,854,904	17,187,859	19,080,975
Dividends per common share, paid	$—	$—	$0.50	$0.70	$1.20
Cash Flow Data
Net cash from operating activities	35,404	43,454	32,745	84,184	153,606
Net cash used in investing activities	(15,245)	(19,109)	(256,984)	(91,837)	(94,116)
Net cash from (used in) financing activities	(22,053)	(20,841)	230,639	54,792	(29,381)
Fleet Data
Average number of vessels (2)	16	16	18	25.7	27.3
Number of vessels (at end of period) (2)	16	16	22	27	26.0
Average age of fleet (in years) (3)	8.2	9.3	6.8	6.5	7.5
Earnings capacity days (4)	5,856	5,840	6,587	9,386	9,988
Off-hire days (5)	230	81	410	663	241
Net earnings days (6)	5,626	5,759	6,177	8,723	9,747
Percentage utilization (7)	96.1%	98.6%	93.8%	92.9%	97.6%
Average TCE per vessel per day (8)	$16,777	$19,002	$16,676	$22,639	$28,722
Vessel operating expenses per ship per day (9)	$4,892	$5,622	$5,498	$5,946	$6,286
Vessel overhead burden per ship per day (10)	$654	$672	$683	$734	$1,094
Balance Sheet Data
Cash and cash equivalents	$29,770	$33,274	$39,674	$86,813	$116,922
Cash, restricted	7,528	7,815	7,000	—	1,453
Investments	—	—	—	—	10,000
Advances for vessels under construction	14,355	33,008	41,963	33,420	121,260
Vessels, net book value	366,544	345,463	553,143	654,662	636,274
Total assets	441,683	444,261	694,545	825,507	937,988
Long-term debt, including current portion	264,922	244,459	385,952	452,620	365,164
Total stockholders’ equity	146,572	171,068	267,444	314,569	519,521

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, and other direct operating costs.

(2)	Includes chartered vessels, but excludes vessels from the Company’s joint venture, LauriTen Ltd., which existed between October 2002 and August 2003.

(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.

(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positions after delivery of new vessels.

(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.

(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e. earnings capacity days less off-hire days.

(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.

(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards and general and administrative expenses divided by the total number of earnings capacity days.

Capitalization and Indebtedness

Not Applicable.

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical as a result of the many conditions and events that affect the price, production and transport of oil, including:

•	increases and decreases in the demand for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;

•	actions taken by OPEC and major oil producers and refiners;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	weather; and

•	changes in seaborne and other transportation patterns.

The economic expansion in the U.S., Chinese and Indian economies, and the improved performance of the Japanese economy, with their impact on Pacific Rim and Latin American activity, produced a very strong demand for crude oil and its products during 2004. The increase in demand for oil was also supported by seasonal factors and the need to restore depleted oil inventories in the U.S. and the other major Organization for Economic Cooperation and Development importing countries. However, if the production of and demand for crude oil and petroleum products slows in the future, a corresponding decrease in shipments of these products could have an impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters, contracts of affreightment and vessels employed in pools may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCCs, Suezmax, Aframax, Panamax and Handysize tankers. These competitors include other independent tanker companies, as well as national and independent oil companies, some of whom have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, and the acceptability of the available tankers and their operators to potential charterers.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

An attack like those of September 11, 2001 or longer-lasting wars or international hostilities, including those currently in Afghanistan and Iraq, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our vessel operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

As our current charters expire, new charters at attractive rates may not be available.

In 2004, we derived approximately 37% of our revenues from time charters, as compared to 36% in 2003. As the current period charters of our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates. Charter rates are subject to significant fluctuations, and tankers may experience substantial off-hire time. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market.

If our exposure to the spot market or contracts of affreightment increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As a result of any increased reliance on the spot market, we may experience a lower utilization of our fleet, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically, our voyage expenses, will be more significantly impacted by increases in the cost of bunkers (fuel). Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical increases in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by Worldscale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we charge the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

Oil industry developments, competition among tanker operators and evolving regulatory requirements will compel us to renew our fleet and make ongoing capital expenditures.

During the down cycle in the oil industry in late 1998 and 1999, the oil industry experienced consolidation with the announcement or completion of several combinations among major oil companies, as well as consolidations involving tanker operators. As a result, the major oil companies have started to focus their chartering requirements with a smaller number of shipping companies that possess large and diversified modern fleets that are compliant with the increasingly stringent environmental regulations applicable to tanker operators.

To address these developments, we intend to expand and further renew our fleet by pursuing the acquisition or construction of additional vessels or fleets that are complementary to our existing ones, assuming we have the financial resources and debt capacity to do so. In addition, we are exploring opportunities in the liquefied natural gas (LNG) market to expand our exposure in the overall energy sector. However, the world’s tanker and LNG shipyards have little or no additional capacity until the end of 2007 and we may not be able to purchase or construct additional vessels, other than those currently on order, on commercially acceptable terms. If we seek to expand through the acquisition of other tanker or LNG companies, we face numerous challenges, including:

•	difficulties in the assimilation of acquired operations;

•	diversion of management’s attention from other business concerns;

•	assumption of potentially unknown material liabilities or contingent liabilities of acquired companies;

•	competition from other potential acquirers, some of which have greater financial resources;

•	impairment of acquired assets, which would reduce future reported earnings; and

•	potential loss of clients or key employees of acquired companies.

We cannot assure you that we will be able to integrate successfully the operations, personnel, services or vessels that we might acquire in the future, and our failure to do so could adversely affect our profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are subject to extensive international, national and local environmental and health and safety laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. In addition, major oil companies chartering our vessels impose, from time to time, their own environmental and health and safety requirements. We have incurred significant expenses in order to comply with these regulations and requirements, including the costs of ship modifications and changes in operating procedures, additional maintenance and inspection requirements, contingency arrangements for potential spills, insurance coverage and full implementation of the new security-on-vessels requirements which came into effect on July 1, 2004.

In particular, certain international, national and local laws and regulations require, among other things, double hull construction for new tankers, as well as the retrofitting or phasing-out of single hull tankers based on each vessel’s date of build, gross tonnage (a unit of measurement for the total enclosed spaces within a vessel) and/or hull configuration. Furthermore, certain countries have already banned single-hull tankers carrying heavy grades of oil from approaching their coastlines or entering their ports. However, due to our current trading patterns, we do not believe these restrictions will have a material effect on our operations and, as with all vessels in our fleet, we will continue to evaluate the usefulness of our single-hull vessels, their marketability and their compatibility with our chartering strategies. All of the newbuildings we have contracted to purchase are double-hulled. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading (“Tsakos Shipping”) or Tsakos Energy Management, members of the Tsakos Group that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident (the maximum amount), a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage.

Maritime disasters and other operational risks may adversely impact our reputation, financial condition and results of operations.

The operation of ocean-going vessels has an inherent risk of maritime disaster, environmental mishaps, cargo and property losses or damage and business interruptions caused by, among others:

•	mechanical failure;

•	human error;

•	labor strikes;

•	adverse weather conditions;

•	vessel off hire periods;

•	regulatory delays; and

•	political action, civil conflicts, terrorism and piracy in countries where vessel operations are conducted, vessels are registered or from which spare parts and provisions are sourced and purchased.

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. The events of September 11, 2001 led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2003-2004, our protection and indemnity (“P&I”) club insurance premiums and our hull and machinery insurance premiums increased by approximately 10%. For 2004-2005, our P&I club insurance premiums increased by approximately another 7% as did our hull and machinery insurance premiums. Increases of up to 21% for P&I club insurance premiums and up to 15% for hull and machinery insurance premiums are expected for 2005-2006. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. These increases in insurance rates would adversely affect our profitability.

Our vessels could be arrested at the request of third parties.

Under general maritime law in many jurisdictions, crew members, tort claimants, vessel mortgagees, suppliers of goods and services and other claimants may lien a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through court process. In some jurisdictions, under the extended sister ship theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any associated vessel under common ownership or control. While in some jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its ship owning subsidiaries, we cannot assure you that liability for damages caused by some other vessel determined to be under common ownership or control with our vessels would not be asserted against us.

Our vessels may be requisitioned by governments without adequate compensation.

A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

Risks Related To Our Business

We depend on companies that are part of the Tsakos Group to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts commercial management, day-today fleet technical management, such as crewing, chartering and vessel purchase and sale functions, to Tsakos Shipping, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping.

We derive significant benefits from our relationship with the Tsakos Group, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if either Tsakos Energy Management or Tsakos Shipping becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, our access to world-class charterers could be diminished and our management costs could increase and our profitability could be adversely affected.

Tsakos Energy Management and Tsakos Shipping are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management and Tsakos Shipping to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our knowledge or control could impair their financial strength and, because both of these companies are privately held, it is unlikely that information about their financial strength would become public unless these companies began to default on their obligations. As a result, an investor in our common shares might have little advance warning of problems affecting Tsakos Energy Management or Tsakos Shipping, even though these problems could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us, and Tsakos Shipping has the right to terminate its contract with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. A termination as of December 31, 2004 would have resulted in a payment of approximately $60 million.

Tsakos Energy Management’s contract with Tsakos Shipping may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management and Tsakos Shipping is very limited.

In the event Tsakos Energy Management breached its management agreement with us, we could bring a lawsuit against Tsakos Energy Management. However, because we are not ourselves party to a contract with Tsakos Shipping, it may be impossible for us to sue Tsakos Shipping for breach of its obligations under its contract with Tsakos Energy Management, and Tsakos Energy Management, which is an affiliate of Tsakos Shipping, would probably have no incentive to sue Tsakos Shipping. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under our management agreement. Therefore, it is unlikely that we would be able to obtain any meaningful recovery if we were to sue Tsakos Energy Management or Tsakos Shipping on contractual grounds.

Moreover, under the management agreement, neither Tsakos Energy Management nor Tsakos Shipping is liable for negligence in their management of our operations and vessels.

Tsakos Shipping manages other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of the other tankers.

Tsakos Shipping manages 10 tankers, mostly single-hull, in addition to the vessels that it manages for us. All of these vessels are operated by the same group of Tsakos Shipping employees, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. Although we believe that most of the other tankers managed by Tsakos Shipping, because of their age and design, primarily serve a different market than the market served by our vessels, it is possible that Tsakos Shipping will allocate charter or spot opportunities to other Tsakos Shipping vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping could in the future agree to manage more tankers that directly compete with us.

Members of the Tsakos Group may acquire vessels that compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other members of the Tsakos Group might decide to accept the opportunity. In that case, they could be in competition with our fleet and be faced with conflicts of interest between their own interests and their obligations to us.

Our chief executive officer has affiliations with Tsakos Energy Management and Tsakos Shipping which could create conflicts of interest.

Nikolas Tsakos is the president, chief executive officer and a director of our company and an officer, director and the sole shareholder of Tsakos Energy Management. Nikolas Tsakos is also the son of the founder and chief executive officer of Tsakos Shipping. These responsibilities and relationships could create conflicts of interest that could result in our losing revenue or business opportunities or increase our expenses.

Our commercial arrangements with Tsakos Energy Management and Argosy may not always remain on a competitive basis.

We pay Tsakos Energy Management a management fee for its services pursuant to our management agreement. We also place our hull and machinery insurance, increased value insurance and loss of hire insurance through Argosy Insurance Company, Bermuda, a captive insurance company affiliated with the Tsakos Group. We believe that the management fees that we pay Tsakos Energy Management compare favorably with management compensation and related costs reported by other publicly traded shipping companies and that our arrangements with Argosy are structured at arms-length market rates. Our board reviews publicly available data periodically in order to confirm this. However, we cannot assure you that the fees charged to us are or will continue to be as favorable to us as those we could negotiate with third parties and our board could determine to continue transacting business with Tsakos Energy Management and Argosy even if less expensive alternatives were available from third parties.

We depend on our key personnel.

Our future success depends particularly on the continued service of Nikolas Tsakos, our president and chief executive officer and the sole shareholder of Tsakos Energy Management. The loss of Mr. Tsakos’s services or the services of any of our key personnel could have a material adverse effect on our business. We do not maintain key man life insurance on any of our executive officers.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings.

The fair market value of tankers may increase or decrease depending on any of the following:

•	general economic and market conditions affecting the tanker industry;

•	supply and demand balance for ships within the tanker industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

We have a policy of considering the disposal of tankers periodically and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. For example, in the latter part of 2002, the sinking of the Prestige and related events occurred which in the ensuing period has had an impact on the valuation of single-hull vessels. Consequently, in 2002 we determined that our single-hull vessels, Panos G and Liberty, were impaired and recorded a $10.8 million impairment loss for the year ended December 31, 2002. No such impairment loss was incurred for the years ended December 31, 2003 and 2004.

If Tsakos Shipping is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom Tsakos Shipping provides to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although Tsakos Shipping sponsors two marine academies in the Philippines and has opened a manning office in Odessa, Ukraine, we cannot assure you that Tsakos Shipping will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land based employees of Tsakos Shipping are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, some of our vessels operate under flags of convenience and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

The contracts to purchase our newbuildings present certain economic and other risks.

We currently have contracts to purchase fourteen newbuildings, including one LNG carrier, that are scheduled for delivery during 2005, 2006 and 2007. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties. The acquisition of LNG carriers could expose us to additional risks since neither Tsakos Energy Management nor Tsakos Shipping has experience in managing and transporting LNG.

The profitability of our LNG newbuilding vessel is subject to market volatility.

The LNG market is still in its infancy and could fail to develop in a mature state for profitable LNG shipping investments. In such market scenarios, we could fail to dispose of our newbuilding LNG contract or the actual vessel once delivered. If we opt to exit this sector, for whatever reason, we might have to sell the contract at a price below the original contract price and subsequently suffer an economic loss or might be forced to take delivery of the vessel and operate it in unprofitable or breakeven levels.

We have yet to secure employment for our LNG newbuilding.

Contrary to general practice, we have purposely refrained from fixing employment for the vessel in expectation of securing a better rate and terms, closer to the date of delivery, than currently available. If the market experiences a downturn in the next two years we might not be able to secure employment at all or be obliged to accept charters for rates materially below those originally factored into our investment evaluation.

The effectiveness of attaining accretive charters would be determined by the experience of Tsakos Shipping LNG dedicated personnel.

All LNG commercial management services would be subcontracted to Tsakos Shipping as is customary with our existing tanker operations. However, neither Tsakos Energy Management nor Tsakos Shipping have as of now dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees by the time we take delivery of our first LNG carrier. In addition, we can not guarantee that these employees, both onshore and at-sea will prove adequate in their assigned role.

The technical management of our LNG vessel will largely rely on third parties with whom we have no prior experience of cooperation.

We intend to subcontract all technical management aspects of our LNG operation to a reputable third party for a fee. We can not guarantee the quality of their services nor the longevity of the management contract.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2004, 16 of our tankers were contractually committed to period employment. The remaining terms of 14 of these period charters range from one month to three years and, in the case of the Suezmax vessel Triathlon six years. For the vessel on bareboat charter, Millennium, the remaining term is 8.5 years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot re-charter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

If the charterer under one of our bareboat charters is unable to perform under the charter, we may lose revenues.

We currently have a bareboat charter contract for the Millennium with Hyundai Merchant Marine, a member of the Hyundai group of companies. The financial difficulties facing the Hyundai group may affect Hyundai Merchant Marine’s ability to perform under the bareboat charter, which is scheduled to expire in 2013. This could result in the loss of significant revenue. For 2004, revenue under this charter totaled $9.3 million.

We may not be able to finance all of the vessels we currently have on order.

We have not finalized financing arrangements to satisfy the balance of the purchase price due, approximately $244 million, for three of the fourteen vessels that we have on order, H-1224 (Yerotsakos), H-1328 (Aframax DNA design) and H-1754 (LNG carrier) and which we expect to take delivery of in 2005 and 2007. We do not usually seek financing arrangements for the newbuildings until shortly before we take delivery of these vessels. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

If we are unable to finance further installments for the newbuildings we have on order, we may attempt to sell the uncompleted vessels to a buyer who would assume the remainder of the contractual obligations. The amount we would receive from the buyer would depend on market circumstances and could result in a deficit over the advances we had paid to the date of sale plus capitalized costs. Alternatively, we may default on the contract, in which case the builder would sell the vessel and refund our advances, less any amounts the builder would deduct to cover all of its own costs. We would be obliged to cover any deficiency arising in such circumstances.

Apart from the delay in receiving the refund of advances and the possible payment of any deficiencies, the direct effect on our operations of not acquiring the vessel would be to forego any revenues and related vessel operating cash flows.

We may sell one or more of our newbuildings.

While we intend to take delivery of and operate all fourteen newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessel would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows associated with such newbuilding contract.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. To this end, in June 2004 we contracted for the purchase of an LNG carrier. As the composition of our fleet continues to change, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected. This could happen, for example, if we determined to purchase additional ships with the necessary cooling capacity to transport LNG.

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on our vessels, through insurance companies, including Argosy, a member of the Tsakos Group, and P&I clubs as is appropriate and consistent with industry practice. However, particularly in view of the conflicts in Afghanistan, Iraq and elsewhere, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all foreseen liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, which insurance coverage may become unavailable.

We are subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels through membership in P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted to the club from other P&I clubs with which our P&I club has entered into interclub agreements. We cannot assure you that the P&I clubs to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect our profitability.

The insolvency or financial deterioration of any of our insurers or reinsurers would negatively affect our ability to recover claims for covered losses on our vessels.

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with the Tsakos Group. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have credit ratings ranging from BBB to AA, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our tankers. At December 31, 2004, our debt to capital ratio was 41% (debt/debt plus equity), with $365.1 million in long-term debt outstanding. Assuming we obtain debt financing for the remainder of the amounts due on our newbuilding contracts, based on our current estimations of income for 2005 and 2006, we expect this ratio to be at approximately 45% through December 2006. We are required to apply a substantial portion of our cash flow from operations, before interest payment, to the payment of principal and interest on this debt. In 2004, approximately 33% of cash flow derived from operations was dedicated to debt service, excluding debt prepayment from the sale of vessels and from the proceeds of the equity offering in 2004. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

•	a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	we may be more highly leveraged than our competitors, which may make it more difficult for us to expand our fleet; and

•	any significant amount of leverage exposes us to increased interest rate risk and makes us vulnerable to a downturn in our business or the economy generally.

In addition, our financing arrangements, which we secured by mortgages on our ships, impose operating and financial restrictions on us that restrict our ability to:

•	incur additional indebtedness;

•	create liens;

•	sell the capital of our subsidiaries or other assets;

•	make investments;

•	engage in mergers and acquisitions;

•	make capital expenditures;

•	repurchase common shares; and

•	pay cash dividends.

We have a holding company structure which depends on dividends from our subsidiaries and interest income to pay our overhead expenses and otherwise fund expenditures consisting primarily of advances on newbuilding contracts and the payment of dividends to our shareholders. As a result, restrictions contained in our financing arrangements and those of our subsidiaries on the payment of dividends may restrict our ability to fund our various activities.

We selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

In the past five years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense. Although our board of directors has reviewed and approved all our derivative contracts as being within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into each such derivative contract, until August 2001 our board had not adopted any formal policy or qualitative or quantitative limitations on the scope of our investing activities with respect to derivative instruments.

Prior to the decision of our board in 2002 to enter into interest rate swap arrangements and other derivative instruments solely for purposes of hedging our interest rate exposure under our floating rate secured bank facilities, we entered into non-hedging arrangements. Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

In August 2001, our board adopted a risk management policy and established a risk committee consisting of Messrs. Stavropoulos, Nicholson, Tsakos and our finance director, Mr. Durham, to oversee all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “—Quantitative and Qualitative Disclosures About Market Risk” for a description of how our current interest rate swap arrangements have been adversely impacted by recent events.

The appraised value of our ships could deteriorate as the result of a variety of factors, resulting in our inability to comply with covenants under our loan agreements.

The loan agreements we use to finance our ships require us not to exceed specified debt-to-asset ratios. Our only significant assets are our ships, which are appraised each year. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, its hull configuration, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation.

We cannot guarantee that a deterioration of our asset values will not result in defaults in the future, nor can we guarantee that we will be able to negotiate a waiver in the event of a default. A default under one of our loan agreements could trigger cross-acceleration or cross-default provisions in our other loan agreements, which in turn could result in all or a substantial amount of our debt becoming due at a time when we could not satisfy our obligations.

If we default under any of our loan agreements, we could forfeit our rights in our vessels and their charters.

We have pledged all of our vessels and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs can be both substantial and unpredictable. We may have to pay drydocking costs that our insurance does not cover. This would result in decreased earnings.

A significant amount of our 2004 revenues were derived from three customers and a significant amount of our 2003 revenues were derived from one customer, and our revenues could decrease significantly if we lost these customers.

In 2004, approximately 19% of our revenues came from contracts of affreightment for four of our tankers with Lyondell/Citgo, compared to 17% in 2003. Also in 2004, approximately 8% of our revenues came from Exxon and approximately 7% of our revenues derived from FLOPEC. Our inability or failure to continue to employ our vessels at rates comparable to those charged to Lyondell/Citgo, FLOPEC and Exxon, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 20% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Lyondell/Citgo and PDVSA, which, taken together, accounted for approximately 20% of our revenues for the year ended December 31, 2004 and 22% for the year ended December 31, 2003, are both companies that conduct a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years. During late 2002, the country experienced a six week general strike during which commercial and industrial activity ceased generally and PDVSA’s oil production and refining facilities were out of operation and oil production ceased. Although the strike was over by the end of January 2003 and the situation improved, there has been political unrest in 2004 and we cannot say whether there will be further unrest or political upheavals in Venezuela or whether PDVSA will enjoy uninterrupted oil production. If we were to lose these customers, or if their exports were curtailed, or if these customers were to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

If we were to be subject to tax in jurisdictions in which we operate, our financial results would be adversely affected.

Our income is not presently subject to taxation in Bermuda, which currently has no corporate income tax. We believe that we should not be subject to tax under the laws of various countries other than the United States in which we conduct activities or in which our customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay tax or to make payments in lieu of tax. In addition, payments due to us from our customers may be subject to tax claims.

Under United States federal tax rules applicable to international shipping income derived by qualifying non-United States corporations we will be eligible for a special statutory exemption if we satisfy the so-called “publicly-traded” test set forth in Section 883 of the Internal Revenue Code of 1986, as amended. Under Treasury regulations interpreting the publicly-traded test that apply for 2005 and subsequent taxable years, if persons (other than certain investment companies) each of whom, either directly or under applicable attribution rules, owns five percent or more of our common shares own in the aggregate fifty percent or more of our common shares, we could satisfy the publicly-traded test only if a sufficient portion of our shareholders were “qualifying shareholders” (generally, shareholders that are individuals residents in foreign countries which grant an exemption from tax that is equivalent to the exemption provided in Section 883 of the Internal Revenue Code) and complied with potentially onerous documentation requirements. There can be no assurance that we will satisfy the publicly-traded test for our current taxable year or any future taxable year. If we were to fail to qualify for the statutory exemption, we expect that we would be subject to United States taxation at a rate of 4% levied on half of our gross shipping income attributable to transportation beginning or ending in the United States or, for example, United States tax of approximately $2.5 million in 2004.

If our U.S. source income from international transportation did not qualify for exemption from U.S. federal taxation in 2004 or prior years, we would have a liability for tax, together with interest and penalties.

In 2001 and prior years, in order for our U.S. source income from international transportation to qualify for exemption for U.S. federal income taxation, more than 50% of our shares, by value, must have been owned, directly or indirectly, by individuals resident in qualified foreign countries (generally, countries that provide an exemption from tax equivalent to that provided in Section 883 of the Internal Revenue Code). While we believe that the ownership of our common shares was such that this requirement was satisfied, our common shares were listed on the Oslo Børs and many of our common shares were held by nominees or entities. Thus, we have not established that we will be able to demonstrate the required level of direct or indirect ownership by individuals resident in qualified foreign jurisdictions. If it were determined that the ownership requirement was not satisfied for a given year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such years, together with related interest and penalties. If it were determined that the ownership requirement was not satisfied for 2002, 2003 or 2004, and we were unable to establish that we satisfied a publicly-traded test similar to that described above for such year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such year, together with related interest and penalties.

During the years 1998 through 2004, approximately $200 million of our consolidated gross income was U.S. source income derived from international transportation beginning or ending in the United States. Therefore, if we did not qualify for the exemption from U.S. federal taxation described above for such years, we would owe U.S. tax for those years in an aggregate amount equal to approximately $8 million, plus any applicable interest and penalties.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2005 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2005 or for any future year. Please see “Tax Considerations—United States Federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

Dividends we pay with respect to our common shares to United States holders would not be eligible to be taxed at reduced U.S. tax rates applicable to qualifying dividends if we were a passive foreign investment company or under other circumstances.

For taxable years beginning prior to January 1, 2009, distributions on the common shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States. This treatment will not be available to dividends we pay, however, if we qualify as a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. We do not believe that we qualified as a PFIC for our last taxable year and, as described above, we do not expect to so qualify for our current or future taxable years.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the euro. In 2003 and 2004, euro expenses accounted for approximately 25% of our total expenses. Declines in the value of the U.S. dollar relative to the euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos Group can exert considerable control over us, which may limit your ability to influence our actions.

As of December 31st, 2004, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 23% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. The Tsakos Group is a group of companies controlled by members of the Tsakos family and is primarily involved in the management of ships. As long as the Tsakos Holdings Foundation and the Tsakos Group beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related To Our Common Shares

We may not be able to pay cash dividends on our common shares as intended.

In October of 2004, we paid a cash dividend of 70 cents per common share in relation to the year 2004. In April 2005, we will pay a further dividend of 95 cents per common share relating to 2004. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares may be adversely affected if we are unable to or do not pay dividends as intended.

Provisions in our Bye-laws and in our management agreement with Tsakos Energy Management would make it difficult for a third party to acquire us, even if such a transaction would be beneficial to our shareholders.

Our Bye-laws provide for a staggered board of directors, blank check preferred stock, super majority voting requirements and other anti-takeover provisions, including restrictions on business combinations with interested persons and limitations on the voting rights of shareholders who acquire more than 15% of our common shares. In addition, Tsakos Energy Management would have the right to terminate our management agreement and seek liquidated damages if a board member were elected without having been approved by the current board. These provisions may have the effect of delaying or preventing changes of control of the ownership and management of our company, even if such transactions would have significant benefits to our shareholders.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Bermuda corporation. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda govern our affairs. While many provisions of the Companies Act 1981 of Bermuda resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

We are a leading provider of international seaborne crude oil and petroleum product transportation services. We were incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. We achieved public listings on the Oslo Stock Exchange and the Bermuda Stock Exchange in 1993 although our shares are no longer actively traded on either exchange. As of February 23, 2005 the Board of Directors resolved to de-list our common shares from the Oslo Stock Exchange since there was limited trading in our shares on this exchange. Accordingly, the de-listing became effective on March 18, 2005. Since our incorporation, we have owned and operated 30 vessels and have sold 6 vessels. In July 2001, we changed our name to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange. The address of our registered office in Bermuda is Richmond House, 12 Par-la-Ville Road, Hamilton HM08, Bermuda. Our executive offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece. Our telephone number from the U.S. is (011) 30210-940-7710.

A list of our subsidiaries as of December 31, 2004, all of which are wholly owned by us, and their jurisdictions of incorporation, is set forth in note 1 to our consolidated financial statements which are included as Item 18 and in Exhibit 8 to this annual report.

Business Overview

Tsakos Energy Navigation owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals.

We are managed by the Tsakos Group which, through Tsakos Shipping, is one of the world’s largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

Tsakos Shipping’s position as one of the largest independent tanker managers with 37 tankers and a total of 50 operating vessels under management (with a further 21 on order, 14 of which are for Tsakos Energy Navigation) enables it to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping’s ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our fleet increased from 231,103 dwt at inception to 2.8 million dwt at March 31, 2005 (including three chartered-in vessels) with no significant adverse impact on the organization. In addition, our per vessel daily overhead costs, despite recent increases, remain less than during the early years of our existence.

We have access to Tsakos Shipping’s network of seven offices around the world and a pool of approximately 3,000 seafarers, which is supported by Tsakos Shipping’s sponsorship of two naval academies in the Philippines and a Tsakos Shipping manning office in Odessa, Ukraine.

Currently, our fleet consists of 26 tankers (including three chartered-in vessels), of which two are VLCC tankers, four are Suezmax tankers, eight are Aframax tankers, seven are Panamax tankers and five are Handysize product carriers. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market due to economies of scale and proximity considerations. The current fleet totals 2.8 million dwt, and is less than 7% single-hulled as measured by dwt. This compares favorably to the worldwide average of 35% single-hulled dwt as of March 31, 2005. As of March 31, 2005 the average age of the tankers in our current fleet was 7.2 years, compared with the industry average of 12 years.

In addition to the vessels currently operating in our young and diverse fleet, we have contracted for the building of an additional 14 vessels. In 2005, apart from the product carrier Didimon delivered in January, we expect to receive two ice-class Suezmaxes, one Aframax and one Handysize product tanker. In 2006, the Company expects the delivery of two ice-class Handysize product carriers as well as two ice-class Suezmax tankers. Finally, in 2007, expected deliveries include an additional two ice-class Suezmax tankers, a further two ice-class Handysize product carriers, an Aframax of a DNA design and an LNG carrier. The resulting fleet (assuming no sales) would comprise 40 vessels with 4.2 million dwt, which will include 30 newbuildings (1998-2007) of 3.4 million dwt.

We believe the following factors distinguish us from other public tanker companies:

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term charters with fixed charter rates. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy, which allows capacity to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 95.7%.

•	Significant leverage from our relationship with Tsakos Shipping. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

•	Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of over $1.7 billion, including investments of approximately $1.5 billion in newbuildings, in order to maintain and improve the high quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government agencies. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

•	Established industry recognition. For over 34 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies, including Lyondell/Citgo, PDVSA, Exxon/Mobil, FLOPEC, Shell, Sunoco, PMI, Lukoil and Petrobras are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•	Diversified fleet offerings. Our diversified fleet, which includes VLCC, Suezmax, Aframax, Panamax, and Handysize tankers, allows us to better service our customers’ international crude oil and petroleum product transportation needs. We have also committed an extensive segment of our newbuilding program to ice-class vessels, 10 over the next 3 years, to add to our existing three ice-class vessels. Additionally, we have announced our intention to enter the LNG market by the year 2007 and have already contracted for the purchase of one LNG carrier.

Our Fleet

Our current fleet as of March 31, 2005:

Vessel	Year Built	Year Acquired	Hull Type	Deadweight Tons	Charter Type	Expiration Of Charter
VLCC
Millennium	1998	1998	Double-hull	301,171	bareboat charter	September 2013
La Madrina	1994	2004	Double-hull	299,700	spot	—

SUEZMAX
Silia T	2002	2002	Double-hull	164,286	time charter	September 2006
Cape Baker (1)	2002	2002	Double-hull	164,274	time charter	September 2006
Cape Balboa (1)(2)	2002	2002	Double-hull	164,236	time charter	October 2006
Triathlon (3)	2002	2002	Double-hull	164,445	time charter	January 2011

AFRAMAX
Parthenon (4)	2003	2003	Double-hull	107,018	contract of affreightment	Evergreen
Marathon (5)	2003	2003	Double-hull	107,181	contract of affreightment	August 2007
Opal Queen	2001	2002	Double-hull	107,181	time charter	October 2007
Olympia (1)	1999	1999	Double-hull	107,181	time charter	November 2005
Maria Tsakos	1998	1998	Double-hull	107,181	spot	—
Athens 2004 (4)(5)	1998	1998	Double-hull	107,181	contract of affreightment	Evergreen
Vergina II	1991	1996	Single-hull	96,709	time charter	April 2006
Tamyra	1983	1993	Single-hull	86,843	spot	—

PANAMAX
Andes (6)	2003	2003	Double-hull	68,439	pool	Evergreen
Maya (7)	2003	2003	Double-hull	68,439	time charter	August 2005
Inca (7)	2003	2003	Double-hull	68,439	time charter	May 2006
Aztec	2003	2003	Double-hull	68,439	time charter	December 2005
Victory III	1990	1996	Double-hull	68,160	spot	—
Hesnes (6)	1990	1996	Double-hull	68,157	pool	Evergreen
Bregen (6)	1989	1995	Double-hull	68,157	pool	Evergreen

HANDYMAX / HANDYSIZE
Didimon (2)	2005	2005	Double-hull	37,000	time charter	January 2006
Libra	1988	1994	Double-sided	41,161	time charter	March 2006
Crux	1987	1995	Double-sided	41,161	time charter	November 2005
Pella	1985	1993	Double-bottomed	40,231	time charter	April 2005
Dion	1984	1993	Double-bottomed	40,302	time charter	April 2005

			Total	2,762,672

(1)	The M/T Decathlon and M/T Pentathlon were sold through a sale and leaseback arrangement in November 2003 and are time-chartered back by us for a minimum period of five years. The vessels have been re-named by the new owner Cape Baker and Cape Balboa. We have the option to purchase these vessels from their owners. The owners of the vessels also have the option to require us to purchase the vessels. We charter M/T Olympia from its owner pursuant to a time charter that expires in October 2007. We have an option to purchase this vessel as from December 31, 2006. The owner of the vessel also has the option to require us to purchase the vessel. (For additional information relating to our arrangements with respect to this vessel, see “Item 5—Operating and Financial Review and Prospects—Sale and Leaseback Transaction” and Note 11 to our financial statements included in “Item 18 – Financial Statements” below.)

(2)	The charter rate for this vessel is based on a minimum rate for the Company plus different levels of profit sharing above the minimum rate, settled on a calendar month basis.

(3)	The charterers of the vessel have the option to employ the vessel upon completion of the initial 7-year time charter for an additional 3 years.

(4)	Freight is based on a market-related formula.

(5)	Evergreen employment has no specific expiration. The vessel is continuously employed until either we or the charterer request cancellation upon 30 days’ notice (in the case of contract of affreightment) or 90 days’ notice in the case of pool operations, with freight rates based on prevailing spot rates.

(6)	Freight is based on a minimum/maximum market-related formula.

(7)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date.

Our newbuildings

As of March 31, 2005, we have on order and expect to take delivery between 2005 and 2007 of 14 new tankers, consisting of, two 1C Ice Class Suezmaxes and four 1A Ice-Class Suezmaxes under construction by Hyundai Heavy Industries of South Korea, two Aframaxes one of which is under construction at Sumitomo Heavy Industries in Japan and one at Sanoyas Hishino Meisho Corp. in Japan, four 1A Handysize product carriers under construction by Hyundai MIPO Dockyard of South Korea, one Handysize product carrier, of no ice-class capacity under construction at Hyundai MIPO Dockyard of South Korea and one LNG carrier to be built by Hyundai Heavy Industries of South Korea. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Hyundai MIPO and Hyundai Heavy Industries are experienced designers and builders of ships. Tsakos Shipping has worked closely with the above Korean shipyards and Sumitomo yard in Japan in the design of the newbuildings and will continue to work with Hyundai MIPO, Hyundai Heavy Industries and Sumitomo Heavy Industries during the construction period. Tsakos Shipping has no prior experience with Sanoyas Hishino Meisho Corp. At the time we bought the vessel contract, its construction was already at an advanced stage. However, on a number of occasions, technical managers from Tsakos Shipping have visited the yard and have begun monitoring the final phases of construction on a regular basis.

Our newbuildings on order as of March 31, 2005:

	Expected Delivery	Hull Type (all double-hull)	Deadweight Tons	Ship Yard	Purchase Price (in US $ millions)
HANDYSIZE
Dionisos	June 2005		37,000	Hyundai MIPO	$25.8
Antares	June 2006	Ice 1A	36,660	Hyundai MIPO	$30.0
Arion	October 2006	Ice 1A	36,660	Hyundai MIPO	$30.0
Andromeda	February 2007	Ice 1A	36,660	Hyundai MIPO	$30.0
Aegeas	May 2007	Ice 1A	36,660	Hyundai MIPO	$30.0

SUEZMAX
Eurochampion 2004	April 2005	Ice 1C	164,000	Hyundai Heavy Industries	$48.1
Euroniki	September 2005	Ice 1C	164,000	Hyundai Heavy Industries	$48.1
Archangel	January 2006	Ice 1A	162,400	Hyundai Heavy Industries	$52.1
Alaska	February 2006	Ice 1A	162,400	Hyundai Heavy Industries	$52.1
Arctic	February 2007	Ice 1A	162,400	Hyundai Heavy Industries	$57.4
Antarctic	April 2007	Ice 1A	162,400	Hyundai Heavy Industries	$57.4

AFRAMAX
Yerotsakos	June 2005		113,000	Sanoyas Hishino Meisho Corp.	$59.0
Hull S-1328	May 2007		105,000	Sumitomo Heavy Industries	$47.3

LNG
Hull S-1754	March 2007		73,800	Hyundai Heavy Industries	$173.5
	Total		1,453,040		$740.8

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of March 31, 2005, we had made progress payments of $123.9 million out of the total purchase price of approximately $740.8 million for these newbuildings. Of the remaining amount, a further $187.9 million will be paid within 2005.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the fourteen newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels would be in our best interest.

Fleet Development

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2004 and 2003 as a percentage of operating days.

	Year Ended December 31,
	2004	2003
Employment Basis
Time Charter	55%	41%
Period Employment at variable rates	22%	23%
Spot Voyage	23%	36%
Total Vessel Operating Days	9,747	8,723

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment, but with variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our current fleet has 3 tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing financial, accounting and other services, including stock exchange and investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels.

The following chart illustrates the management of our fleet:

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay Tsakos Energy Management monthly management fees for its management of our vessels. As from July 1, 2004, we pay Tsakos Energy Management management fees of $18,000 per owned vessel per month and $12,500 per chartered-in vessel per month. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $5.3 million in 2004. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this annual report.

General Administration. Tsakos Energy Management provides us with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services.

Sale and Purchase of Vessels. Tsakos Energy Management advises our board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels. Our board of directors makes all decisions to purchase or sell vessels.

Any purchases or sales of vessels approved by our board of directors are arranged and completed by Tsakos Energy Management. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase or newbuilding contracts.

In the case of a purchase of a vessel by us, each broker involved will generally receive commissions from the seller at the industry standard rate of one percent of the purchase price. In the case of a sale of a vessel by us, each broker involved will generally receive a commission from us at the industry standard rate of one percent of the sale price.

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. There is currently one vessel under subcontract by Tsakos Shipping. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Shipping, which is privately held and part of the Tsakos Group, manages 50 tankers, operating and under construction, and a total of 71 vessels operating and under construction, totaling approximately 6.8 million dwt. Tsakos Shipping currently employs full-time superintendents, technical experts and maritime engineers and have expertise in supervising the construction of new build vessels and inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 200 employees engaged in ship management and approximately 3,000 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Tsakos Shipping maintains representative offices in several locations covering key areas of the shipping business such as London, New York, Houston, Montevideo, Manila, Singapore, Tokyo and Odessa. Their principal office is in Athens, Greece. The fleet managed by Tsakos Shipping consists mainly of tankers and feeder container vessels, but also includes dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays Tsakos Shipping a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We paid Tsakos Shipping $47.5 million in 2004 for the operating costs of our vessels. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2004, we had outstanding advances to Tsakos Shipping of approximately $5.2 million in respect of such expenses.

Tsakos Shipping performs the technical management of our vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts.

Chartering. Our board of directors formulates our chartering strategy for all our vessels and Tsakos Shipping, under the supervision of Tsakos Energy Management, implements the strategy by:

•	evaluating the short, medium, and long-term opportunities available for each type of vessel;

•	balancing short, medium, and long-term charters in an effort to achieve optimal results for our fleet; and

•	positioning such vessels so that, when possible, re-delivery occurs at times when Tsakos Shipping expects advantageous charter rates to be available for future employment.

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agent for the lenders under our secured credit facility for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. The total amount paid for these chartering commissions was $4.1 million in 2004.

Tsakos Shipping supervises the post fixture business of our vessels, including:

•	the monitoring of the daily geographic position of such vessels in order to ensure that the terms and conditions of the charters are fulfilled by us and our charterers;

•	the collection of monies payable to us; and

•	resolution of disputes through arbitration and legal proceedings.

In addition, Tsakos Shipping appoints superintendents to supervise the loading and discharging of cargoes when necessary.

Maintenance and Repair. Each of our vessels is periodically dry-docked either once every two and one-half years, in connection with intermediate surveys, or once every five years, in connection with special surveys, as necessary to ensure the safe and efficient operation of such vessels and their compliance with applicable regulations. Tsakos Shipping arranges dry-dockings and repairs under instructions and supervision from Tsakos Energy Management. We believe that the time periods during which our vessels are in dry-dock are, on average, shorter than those prevalent in the industry due to the rigorous on-going maintenance program we conduct.

Tsakos Shipping routinely employs on each vessel additional crew members whose primary responsibility is the performance of maintenance while the vessel is in operation. Tsakos Energy Management awards and, directly or through Tsakos Shipping, negotiates contracts with shipyards to conduct such maintenance and repair work. They seek competitive tender bids in order to minimize charges to us, subject to the location of our vessels and any time constraints imposed by a vessel’s charter commitments. In addition to dry-dockings, Tsakos Shipping, where necessary, utilizes superintendents to conduct periodic physical inspections of our vessels.

Crewing and Employees

We do not employ the personnel to run our business on a day-to-day basis. We outsource substantially all of our executive, commercial and technical management functions.

Tsakos Shipping arranges employment of captains, officers, engineers and other crew who serve our vessels. Tsakos Shipping ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for our vessels.

Customers

Several of the world’s major oil companies are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular. The table below shows the approximate percentage of revenues we earned from some of these customers in 2004.

Customer	Year Ended December 31, 2004
Lyondell/Citgo	19%
Exxon	8%
Petrobras	6%
Shell	6%
Sunoco	5%
PDVSA	1%
Lukoil	1%
BP	1%

Regulation

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because these conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale price and/or the useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

IMO. In March 1992, the International Maritime Organization (“IMO”) adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which became effective in July 1993 (in relation to newbuildings) and in July 1995 (in relation to existing tankers) in many jurisdictions in which our tanker fleet operates, provide that (1) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (2) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (3) all tankers will be subject to enhanced inspections. Also, under

IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution if that tanker (1) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (2) commences a major conversion or has its keel laid on or after January 6, 1994, or (3) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In April 2001, the IMO adopted a proposal to revise these regulations which became effective in September 2002. The revised regulations provide for a more aggressive phase-out of single-hull oil tankers, as well as increased inspection and verification requirements. The revised regulations provide for the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

As a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environment Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier. This proposed amendment will become effective on April 5, 2005.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective in May 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Tsakos Shipping, our technical manager, has been ISO 14001 compliant since April 2000. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

In addition, the European Union and countries elsewhere have considered stricter technical and operational requirements for tankers and legislation that would affect the liability of tanker owners and operators for oil pollution. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. Any additional laws and regulations that are adopted could limit our ability to do business or increase our costs. The results of these or potential future environmental regulations could have a material adverse affect on our operations.

Under the current regulations, the vessels of our existing fleet will be able to operate for substantially all of their respective economic lives. However, compliance with the new regulations regarding inspections of all vessels may adversely affect our operations. We cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on our operations due to uncertainty of interpretation of the IMO regulations.

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”) which were adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All of our vessels are currently ISM Code certified.

OPA 90. The US Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA 90, vessel owners, operators and bareboat (or demise) charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party (or its agents’ or employees or any person acting pursuant to a contractual relationship with the responsible party) or by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore.

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under OPA 90, it is understood that an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

The Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. If an insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Some organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they have been subject to direct actions or required to waive insurance policy defenses.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

OPA 90 specifically permits individual US coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things, (1) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (2) describe crew training and drills, and (3) identify a qualified individual with full authority to implement removal actions.

European Union Initiatives. In response to the oil spill caused by the sinking of the oil tanker Erika in December 1999, the European Union has proposed legislation that would (1) ban manifestly sub-standard ships (defined as those over 15 years old that have been detained by port authorities more than twice in the previous six months) from European waters and create an obligation of port states to inspect ships posing a high risk to maritime safety and the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (3) accelerate the phasing in of double-hull or equivalent design standards for single-hull oil tankers on the same schedule as that required under the IMO regulations on pollution prevention for tankers. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that (1) prohibits all single-hull tankers from entering into European Union ports or offshore terminals by 2010; (2) bans all single-hull tankers carrying heavy grades of oil from entering or leaving European Union ports or offshore terminals or anchoring in areas under its jurisdiction; and (3) commencing in 2005, imposes a Condition Assessment Scheme Survey for single-hull tankers older than 15 years of age. Such regulations became effective on October 21, 2003. Additionally, the sinking of the m.t. Prestige has led to the adoption of other environmental regulations by certain European Union nations. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Other Environmental Initiatives. Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Approximately one-quarter of the countries that have ratified the CLC have increased the liability limit through a 1992 Protocol to the CLC which became effective in 1996. The liability limit in the countries that have ratified this protocol is approximately $91.1 million for ships with a gross tonnage in excess of 140,000, with the exact amount tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.9 million plus $972 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $138.3 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 10, 2005. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

Classification and inspection

Our vessels have been certified as being “in class” by their respective classification societies: Bureau Veritas, Det Norske Veritas, American Bureau of Shipping, Korean Register, Lloyd’s Register of Shipping or Nippon Kaiji Kyokai. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year, an annual survey, every two to three years, an intermediate survey, and every four to five years, a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection.

In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a precondition to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Tsakos Shipping, our technical manager, obtained a document of compliance with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems that includes ISO 9002, the standard most commonly used in the shipping industry. Our technical manager has also completed the implementation of the ISM Code. Our technical manager has obtained documents of compliance for our offices and safety management certificates for our vessels, as required by the IMO. Our technical manager has also received ISO 14001 certification.

Risk of loss and insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses, including:

•	collision;

•	adverse weather conditions;

•	fire and explosion;

•	mechanical failures;

•	negligence;

•	war;

•	terrorism; and

•	piracy.

In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Tsakos Shipping arranges insurance coverage to protect against most risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. Tsakos Shipping arranges insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our current insurance coverage is adequate to protect against most of the risks involved in the conduct of our business. The terrorist attacks in the United States and various locations abroad and international hostilities have lead to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. See “Item 5—Operating and Financial Review and Prospects” for a description of how our insurance rates have been affected by recent events.

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We were charged by Argosy aggregate premiums of $4.9 million in 2004. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers. Argosy reinsures most insurance it underwrites for us with various reinsurers. These reinsurers have credit ratings ranging from BBB to AA.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels by protection and indemnity insurance that we maintain through their membership in a P&I club. This protection and indemnity insurance covers legal liabilities and other related expenses of injury or death of crew members and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property and pollution arising from oil or other substances, including wreck removal. The object of P&I clubs is to provide mutual insurance against liability to third parties incurred by P&I club members in connection with the operation of their vessels “entered into” the P&I club in accordance with and subject to the rules of the P&I club and the individual member’s terms of participation. A member’s individual P&I club premium is typically based on the aggregate tonnage of the member’s vessels entered into the P&I club according to the risks of insuring the vessels as determined by the P&I club. P&I club claims are paid from the aggregate premiums paid by all members, although members remain subject to “calls” for additional funds if the aggregate insurance claims made exceed aggregate member premiums collected. P&I clubs enter into reinsurance agreements with other P&I clubs and with third party underwriters as a method of preventing large losses in any year from being assessed directly against members of the P&I club. Currently, applicable P&I club rules provide each of its members with more than $4 billion of liability coverage except for pollution coverage which is limited to $1 billion.

Recent world events have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2004-2005, our P&I club insurance premiums increased by approximately 7% and our hull and machinery insurance premiums also increased by 7%. We have been advised that for 2005-2006 our P&I club insurance premiums will increase by approximately another 21% and our hull and machinery insurance premiums by 15%. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

Competition

We operate in markets that are highly competitive and where no owner currently controls more than 5% of the world tanker fleet. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel as well as Tsakos Shipping’s reputation as a manager. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, Suezmax, Aframax, Panamax and Handysize class sizes, and we will in the future also compete with owners of LNG carriers.

Although we do not actively trade in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Afghanistan and Iraq, and terrorist attacks such as those made against the United States in September 2001 and various international locations since then may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade.

Other significant operators of multiple Aframax and Suezmax tankers in the Atlantic basin that compete with us include OMI Corporation, Overseas Shipholding Group Inc., Teekay Shipping Corporation, Top Tankers, Inc., and General Maritime Corporation. There are also numerous, smaller tanker operators in the Atlantic basin.

Employees

We have no salaried employees.

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to us.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We currently operate a fleet of 26 modern tankers (including one newly-delivered Handysize product carrier and excluding an Aframax sold in 2005) providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The charter rates that we are able to obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity also have had a strong effect on tanker charter markets over the past 20 years.

Results from Operations

While 2003 had been an exceptionally buoyant year in terms of freight rates, 2004 marked a watershed year for the tanker market. The primary reason for such a dramatically prosperous market was the rapid growth seen in China and the immense surge in oil demand as a consequence. The healthy growth seen by other major nations, such the U.S. and India, also contributed significantly. At the same time the number of vessels available to transport the required cargoes was not balanced with the increased tonnage demand. These events plus new environmental regulations, a very cold winter in the northern hemisphere and low fuel inventories maintained internationally enhanced the healthy charter rate environment that the tanker industry had not seen in many years. Even the usually expected seasonal fluctuations were mollified by extra output by OPEC to meet increased demand and to soften exaggerated oil prices. Towards the end of the year, rates reached record levels, but fell back by year-end. The record market conditions, coupled with still relatively low interest rates, allowed tanker companies to enjoy record profits, the only negative factors being the continued decline of the US Dollar relative to the Euro, and increases in bunker fuel and lubricants in line with oil prices.

Our fleet again achieved record net revenue after commission amounting to of $305.2 million, up 32.7% from $230.1 million in 2003. Capital gains on the sale of three vessels were $21.4 million. Operating income more than doubled from $70.7 million in 2003 to $145.5 million in 2004, a 105.8% increase. Net income was $143.3 million, compared to $59.1 million in the prior year, a 142.7% increase. Diluted income per share increased from $3.44 in 2003, based on 17.19 million diluted weighted average shares outstanding, to $7.51 in 2004, based on 19.08 million diluted weighted average shares outstanding. These results reflect the dramatic increase in market rates over 2003 which continued throughout 2004. Vessel running expenses were held to competitive levels despite increasing costs due to the relative fall in the value of the U.S. Dollar to the Euro and higher insurance and lubricant costs.

Some of the more significant developments for the Company during 2004 were:

•	A secondary offering on the New York Stock Exchange, with the issuance of 2,875,000 common shares at a net price of $28.18, providing new funds amounting to $81.0 million, before related offering expenses of approximately $0.9 million.

•	The arrangement of new period charters with leading state-owned oil corporations. While the Company took advantage of the high rates being offered by the spot market, it also sought, in accordance with its overall chartering strategy, to ensure period employment of its vessels. The terms of such charters often included variable rates with minimum floors or profit sharing in order for the Company to participate in the upside of buoyant markets.

•	The delivery in January 2004 of a second-hand 1994-built VLCC, renamed La Madrina, of 299,700 dwt at a total cost of $51.7 million, of which $5.2 million had been paid as a deposit in the previous year.

•	The ordering of four 1A ice-class product carriers from Hyundai MIPO at a cost of $30 million each for delivery in 2005/6, two 1A ice-class Suezmaxes from Hyundai for $57.4 million each for delivery in 2007, one LNG carrier from Hyundai for $173.5 million for delivery in 2007, one Aframax from Sumitomo for $47.3 million and the purchase of a re-sale contract for another Aframax available for delivery in June 2005 from Sanoyas at a cost of $59.0 million.

•	The delivery in June of the first of a series of 37,000 dwt Handysize product carriers from the Hyundai MIPO yard of S. Korea, the Delos, which was immediately sold to the Australian Navy for gross proceeds of $35.7 million resulting in a capital gain of nearly $7.8 million.

•	The sale of the single-hull 1981-built Panamax Liberty for $4.8 million with a capital gain of $0.9 million and the sale of the 1997 Aframax, Toula Z, for $45.7 million at a capital gain of $12.7 million.

•	The receipt of one new loan of $40.0 million with a leading U.S. bank relating to the acquisition of the VLCC La Madrina. Repayments on all loans amounted to $39.9 million, and prepayments utilizing the proceeds from the offering and from the sale of the two older vessels amounted to $87.5 million. Total debt at the year end amounted to $365.2 million.

•	The arrangement of four new interest rate swaps, all meeting hedging criteria and providing further coverage of $113 million. Two remaining older non-hedging swaps expired during the year.

•	The performance of major dry-dockings on two Aframaxes (Olympia, Tamyra) and the start of work on the special surveys relating to the Panamaxes Bregen and Victory III.

•	The payment to our shareholders of two dividends during the year, $0.50 per common share in April in respect of the fiscal year 2003, and $0.70 per common share in November, the first dividend with respect to fiscal year 2004. Total cash paid out on dividends amounted to $22.7 million.

•	The continued adoption and implementation of new corporate governance requirements as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Company operated the following types of vessels during, and at the end of, the year ended December 31, 2004:

Vessel Type	VLCC	Suezmax	Aframax	Panamax	Product carriers	Total Fleet
Average number of vessels	1.9	4	10	7.4	4	27.3
Number of vessels at end of period	2	4	9	7	4	26
Dwt at end of period (in thousands)	600.9	657.2	913.5	478.2	162.9	2,812.7
Percentage of total fleet	21.4%	23.4%	32.5%	17.0%	5.7%	100%
Average age, in years, at end of period	8.7	2.3	8.8	7.2	18.7	7.5

We believe that the key factors which determined our financial performance in 2004, within the given freight rate environment in which the Company operated, were:

•	continuing to maintain a diversified fleet which allowed the Company to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a secure cash flow while allowing the Company to the advantage of the buoyant freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with substantial oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by a weakening dollar and higher insurance, bunker fuel and lubricant costs;

•	our control over financial costs by negotiating competitive terms with reputable banks, reducing overall debt by prepayments, and protecting interest rate levels through swap arrangements;

•	our ability to reduce leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	raising new finance either through the capital markets or through debt, and

•	the sale of older vessels and the sale of new vessels when the benefits justify.

We believe that the above factors will also be those that will be behind the future financial performance of the Company and which are evident as we proceed through 2005, to which may be added:

•	a continuing buoyant market in comparison to historical levels;

•	the securing of a high level of utilization for our vessels (75% of the remaining operational days available for 2005 have secured employment);

•	delivery of the 14 new vessels that will join the fleet over the next twenty-six months (four more to be delivered within 2005);

•	entrance into new strategic areas with purpose-built vessels to access ice-bound ports or (from January 2007) carry LNG (liquefied natural gas);

•	buy-back of common stock at favorable opportunities, and

•	the maintenance of a relatively low leverage level despite the raising of new debt.

Looking forward in general, the lack of clarity over oil production from Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about their production levels, high oil prices could be the norm, rather than the exception in 2005. The expected increasing demand from China and India will continue factoring heavily into worldwide consumption. The dynamics at work in India, China, and the Pacific Rim bode well for transportation requirements for petroleum and its products in the coming months and years. Another indication of the strength of the market can be seen in continued demand despite price hikes. Historically, as oil prices have risen, some global consumers have been forced to curtail imports. However, in the current environment, it appears that price has not dissuaded imports and, in fact in some instances, demand has actually increased.

We expect that 2005 should once again prove to be a strong year for the tanker industry. The aforementioned economic stimuli, coupled with geopolitical events in areas such as Nigeria, Iraq and Venezuela, should fuel the market. Additionally, new IMO and European Union regulations relating to the phase-out of single-hull tankers should have a significant impact on the rate environment.

Our current fleet consists of two VLCCs, four Suezmaxes, eight Aframaxes, seven Panamaxes and five Handymaxes. All vessels are owned by our subsidiaries with the exception of the Aframax Olympia, acquired in March 1999 and sold in October 1999 and time chartered back from the owners for an initial period of approximately eight years and the two Suezmaxes, Cape Baker and Cape Balboa (formerly Decathlon and Pentathlon), acquired in 2002 and sold in October and November 2003, respectively, and time chartered back from the owners for five years.

Chartering Strategy

We typically charter our vessels to third parties in any of three basic types of charter. First are “voyage charters” or “spot voyages”, under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner. Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer elects to terminate the charter. Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters.” We also enter into “contracts of affreightment” which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. Three of our vessels also operate within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

The chartering strategy of the Company continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled the Company to level the affects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, the Company has chartered out several of its vessels on a market basis. We currently have 22 of our 26 vessels on time charter or other form of term employment, ensuring that at least 75% of 2005 availability and 49% of 2006 is already fixed. The vessels that continue on spot are taking advantage of the strong tanker demand that existed in the last half of 2004 and is expected to continue for much of this year.

The Board of Directors, through its Chartering Committee, formulates the chartering strategy of the Company and the Company’s commercial manager Tsakos Energy Management implements this strategy through the technical managers, Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of re-delivery opportunities at advantageous rates.

The cooperation with the Tsakos Group enables the Company to take advantage of the long-established relationships built by the Tsakos Group with many of the world’s major oil companies and refiners. The Tsakos Group has built these relationships over 34 years of existence and high quality commercial and technical service. Tsakos Shipping, manages the vessels of the Company plus another 32 vessels, mostly container vessels and single hull tankers. Apart from the customer relations, the Company is also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. Tsakos Shipping provides top grade officers and crew for the Company’s vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The Company’s significant accounting policies are described in Note 2 of the attached financial statements. The application of such policies may require management to make estimates and assumptions. We believe that the following are the more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Revenue recognition. Our vessels are employed under a variety of charter contracts, including time, bare-boat and voyage charters, contracts of affreightment and pool arrangements. Time and bare-boat charter revenues are recorded over the term of the charter as the service is provided. Under a voyage charter (including those under contract of affreightment) the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. If a voyage is in progress as at a reporting date, the operating results are estimated and recognized pro-rata on a per day basis. The revenues and voyage expenses for all vessels operating under a tanker pool are aggregated by the pool manager and revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed upon formula. The same revenue and expense recognition principles described above are applied in determining the pool revenues. As at the reporting date, revenues from variable hire arrangements are recognized to the extent the amounts are fixed and determinable at that date.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years, given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Impairment. The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels usually differs from the fair market value applicable to any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and newbuilding costs.

In order to identify indicators of impairment, test for recoverability of each vessel’s carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of its fair market values as provided by two independent and reputable brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of its fair market value, management estimates the undiscounted future cash flows to be generated by each of the Company’s vessels in order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Such estimations are inevitably subjective and actual freight rates may be volatile. As a consequence, estimations may differ considerably from actual results.

The estimations also take into account new regulations regarding the permissible trading of tankers depending on their structure and age. As a consequence of new European Union regulations effective from October 2003, the IMO adopted new regulations in December 2003 regarding early phase out of non-double hull tankers. At March 31, 2005, the Company owned and operated two single-hull tankers, two product carriers with single side and double bottom and two product carriers with double side and single bottom. None of the vessels were deemed Category I vessels, which require phase out by 2005 under IMO regulations. All six vessels, provided they complete the newly imposed survey requirements, may continue trading to the end of their assumed economic lives of 25 years.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss.

In the event that the undiscounted future cash flows do not exceed a vessel’s carrying value, an impairment charge is required, and the vessel’s carrying value is written down to the fair market value as determined above. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

Allowance for doubtful accounts. Revenue is based on contracted charter parties and although our business is with customers whom we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In particular, disagreements may arise as to the responsibility for lost time and demurrage revenue due to the Company as a result. As such, we periodically assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful recoverability is inadequate.

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A further intermediate survey takes place in between special surveys, depending on the age of the vessel. In most cases a dry-docking is necessary with repairs undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, plus possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We capitalize these charges and amortize them over the period up to the vessel’s next scheduled special survey.

Recent Accounting Pronouncements

FASB Statement No. 123 (revised 2004): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement 123 “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No.95 “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123(R) using the modified prospective method. The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with Statement 123. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. The Company does not anticipate that the adoption of Statement 123(R) will have a material impact on its results of operations, financial position or cash flows.

Basis of Presentation and General Information

Reclassifications. Certain reclassifications have been made to the 2002 and 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements. Commissions were previously presented as a direct deduction to Voyage revenues ($6.4 million in 2002 and $11.3 million in 2003) and are presented in 2004 under Expenses in the consolidated income statements. Hire expense on chartered-in vessels was previously included in Voyage expenses ($7.7 million in 2002 and $13.1 million in 2003) and is presented separately in 2004 as ‘Charter hire expense’ under Expenses in the consolidated income statements. Foreign currency losses were previously presented under Other Expenses ($84 thousand in 2002 and $389 thousand in 2003) and are presented under Expenses in the consolidated income statements. Amortization of deferred gain on sale of vessels was previously presented under Other Income ($0 in 2002 and $541 thousand in 2003) and is presented in 2004 under Expenses in the consolidated income statements. As a consequence of these reclassifications, Voyage expenses have changed in 2002 from $32.8 million to $25.1 million and in 2003 from $61.3 million to $48.2 million. Operating Income has changed in 2002 from $14.4 million to $14.3 million, and in 2003 from $70.5 million to $70.7 million, and Total other income (expenses) has changed in 2002 from $(10.5) million to $(10.4) million, and in 2003 from $(11.5) million to $(11.6) million.

Voyage revenues. Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year.

Time Charter Equivalent (“TCE”) allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of net earning days. For vessels on bareboat charters, for which we do not incur either voyage or operating costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for the vessels’ operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

Commissions. We pay commissions on all chartering arrangements to Tsakos Shipping, as our broker, and to any other broker we employ. Each of these commissions generally amounts to 1.25% of the daily charter hire or lump sum amount payable under the charter. In addition, on some trade routes, we may pay the charterer an address commission ranging from 1.25% to 3.75% of the daily charter hire or lump sum amount payable under the charter. These commissions, as well as changes in prevailing charter rates, will cause our commission expenses to fluctuate from period to period.

Voyage expenses. Voyage expenses include all our costs, other than operating expenses, that are related to a voyage, including port charges, canal dues and bunker or fuel costs.

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction. Currently, we hire three vessels (Olympia, Cape Baker and CapeBalboa), all of which have been hired as part of sale and leaseback transactions as described in the accompanying financial statements.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I insurance, repairs and maintenance and stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. As of January 1, 2003 all vessels had a management fee of $15,000 per month until June 30, 2004. Beginning July 1, 2004, the amount increased to $18,000 monthly, except for chartered-in vessels, where the fee decreased to $12,500 per month.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have estimated them to be 25 years, which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

Amortization of deferred charges. We amortize the costs of drydocking and special surveys of each of our ships over the period up to the ship’s next special survey. These expenses are part of the normal costs we incur in connection with the operation of our fleet.

Impairment loss. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized drydocking deferred charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company’s vessels, as of December 31, 2002, indicated an impairment loss of $10.8 million.

As at December 31, 2004, the market value of our fleet (excluding the three chartered-in vessels) was approximately $1,000 million, according to valuations received from two independent reputable brokers. On the basis of these valuations and given the positive market conditions prevailing during the first quarter of 2005, we determined that no impairment of the carrying value of any vessel, including older vessels, was required.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Financial Analysis

Year ended December 31, 2004 versus year ended December 31, 2003

Voyage revenue

Voyage revenue from vessels was $318.2 million during the year ended December 31, 2004 as compared to $241.4 million during the year ended December 31, 2003, a 31.9% increase partly resulting from an increase in the number of vessels from an average of 25.7 in 2003 to an average of 27.3 in 2004, but mostly from the very substantial improvement in charter rates. The average time charter equivalent rate per vessel for the year 2004 was $28,722 per day compared to $22,633 for the previous year. In mid-January 2004, a VLCC, La Madrina, was acquired and traded throughout the year on the spot market earning an average rate of $78,011. The vessel contributed $31.3 million in net revenue during 2004. During the course of 2003, four new Panamax tankers and two Aframaxes were delivered. The additional contribution in 2004 over 2003 to revenue of these six vessels, each operating a full year in 2004, was $33.3 million. The fleet had 97.6% employment compared to 92.9% in the previous year, mainly because of the light dry-docking activity in 2004, (two vessels only compared to nine vessels in 2003).

Commissions

Commissions were $13.1 million, or 4.1% of revenue from vessels, during the year ended December 31, 2004, compared to $11.3 million, which was 4.7% of revenue from vessels, for the year ended December 31, 2003. The savings in commission being primarily due to changes in three charters where brokers’ commission is less, and due to the addition of the La Madrina, acquired in January 2004 and contributing 10% of total net revenue at a lower than average commission.

Voyage expenses

Voyage expenses include all our costs, other than operating expenses and commission that are related to a voyage, including port charges, agents’ fees, canal dues and bunker or fuel costs. Voyage expenses were $42.1 million during the year ended December 31, 2004 compared to $48.2 million during the prior year, a 12.6% decrease. This is mainly explained by the fall in total operating days on spot charter and contract of affreightment (under which contracts the owner bears voyage expenses) from 4,372 days in 2003 to 3,287 in 2004, a 24.8% decrease, primarily due to the time-charter of three Suezmaxes which were mostly on spot charter in 2003. However, the overall decrease in voyage costs was offset by further rises in bunker costs during 2004 as a consequence of higher oil prices.

Charter hire expense

Charter hire expense was $24.3 million in 2004 and $13.1 million in 2003, an 82.5% increase. During 2004, three vessels were chartered-in throughout the entire year, Olympia, Cape Baker and Cape Balboa. In 2003, we hired the Olympia for all of the year and another vessel for approximately nine months before it was released. The Cape Baker and Cape Balboa were sold and chartered back in the last quarter of 2003.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $53.9 million during the year ended December 31, 2004 as compared to $49.9 million during year ended December 31, 2003, an increase of 7.9%. This is partly due to an increase in operating days over the previous year of vessels bearing operating expenses (i.e. all vessels except chartered-in and bare-boat chartered out).

Operating expenses per ship per day for the fleet increased from $5,946 for the year ended December 31, 2003 to $6,286 for the year ended December 31, 2004, a 5.7% increase. For the most part, this increase is due to the approximately 13% fall in value of the dollar against the Euro over the year. Approximately a quarter of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. Increased insurance costs and extra repairs and spares, and increased cost of lubricants also contributed to increased running costs.

Depreciation

Depreciation was $35.4 million during the year ended December 31, 2004 compared to $32.9 million during the year ended December 31, 2003, an increase of 7.6%, due primarily to the addition in early 2004 of one VLCC at a cost of $51.7 million and the sale of one old Panamax in mid-year. The sale of the Aframax Toula Z towards the end of the year had marginal impact.

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the year ended December 31, 2004, amortization of deferred dry-docking charges was $8.8 million as compared to $7.8 million during the year ended December 31, 2003, an increase of 11.7%. A significant amount of dry-docking and special survey work had been undertaken during 2002 and 2003, which resulted in higher amortization.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. From January 1, 2002 to June 30, 2004 each vessel bore a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management Ltd. This was increased to $18,000 per month as from July 1, 2004 for owned vessels and reduced to $12,500 for the three chartered-in vessels. Management fees totaled $5.3 million during the year ended December 31, 2004, compared to $4.5 million for the year ended December 31, 2003, an increase of 19.2%, in line with the increase in available days provided by the newly acquired vessels to the fleet and the increases in fee described above.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.1 million during the year ended December 31, 2004 compared to $2.4 million during the year ended December 31, 2003, an increase of 28.3% primarily due to additional expenditures relating to investor and public relations, travel, SEC filing fees, legal and audit fees.

The sum of general and administrative expenses plus management fees payable to Tsakos Energy Management represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $734 in 2003 to $843 in 2004, due to the factors mentioned above. The addition of the new management incentive award in 2004, as described below, increases the daily overhead to $1,094 for the year ended December 31, 2004.

Management incentive award

In accordance with a revised management agreement between the Company and its managers, dated September 28, 2004, and with the Board of Director’s decision of February 24, 2005, $2.5 million is due as an award to Tsakos Energy Management in achieving for the Company a return on equity for 2004 in excess of 25%.

Amortization of the deferred gain on the sale of vessels

The Company sold two Suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The initial part of this amortization amounted to $0.5 million in 2003. During 2004 the annual amortization amounted to $3.2 million.

Gain on the sale of vessels

The Company sold two operating vessels during 2004, the 1981 single-hull Panamax Liberty, for $4.8 million resulting in a capital gain of $0.9 million and the Aframax Toula Z for $45.7 million, resulting in a capital gain of $12.7 million. Total capital gains achieved and accounted for in full within 2004 amounted, therefore, to $13.6 million.

Operating income

Income from vessel operations was $145.5 million during the year ended December 31, 2004 versus $70.7 million during the year ended December 31, 2003, representing a 105.8% increase. In arriving at operational income, foreign exchange losses, capital gains on the sale of operating vessels and amortization of capital gains are now taken into account for 2004 and 2003.

Gain on the sale of non-operating vessels

The Company sold one newly constructed vessel on delivery during 2004, the Delos for $35.7 million resulting in a capital gain of $7.8 million.

Net interest and finance costs

Net interest and finance costs decreased from $12.4 million during the year ended December 31, 2003 to $10.1 million during the year ended December 31, 2004, an 18.1% decrease. Actual loan interest costs decreased from $16.6 million in 2003 to $15.6 million in 2004, a 6.1% decrease. This was partly because total average bank loans fell to approximately $436 million for 2004 compared to $473 million for 2003, a decrease of 7.8%. The average interest rate for 2004 borne on the Company’s loans (taking into account interest payable on interest rate swaps) was approximately 3.6% compared to 3.5% for 2003. Loan interest includes interest payable on the swaps amounting to $4.5 million in both 2004 and 2003.

There was a positive movement of $3.7 million in the fair value (mark-to-market) of the remaining two non-hedging interest rate swaps in 2004, which is accounted for through the income statement and is included as part of interest costs. These two swaps reached the end of their respective periods in July 2004. However, a swap which had been designated as a cash flow hedge at the beginning of the year, was de-designated on the repayment of the related loan and the total negative change in fair value accumulated to the loan repayment date, plus further negative valuations to the end of the year, totaling together $1.2 million, were also accounted for as part of interest costs, bringing the total positive movement in the fair value of financial instruments to $2.5 million compared to a positive movement of $3.5 million in 2003.

Capitalized interest in 2004 was $2.7 million compared to $0.8 million in the previous year, the increase being due to further vessels being ordered and the total amount of installments being paid amounting to $113.6 million in 2004 compared to $32.3 million in 2003.

Interest income

Interest income was $0.8 million during 2004 as compared to $0.4 million during the year ended December 31, 2003, due to slightly higher deposit interest rates in 2004 compared to 2003, and higher average bank deposits.

Joint venture income

During the year ended December 31, 2003, the share of net income due to TEN Ltd. from the joint venture, LauriTen Ltd., was $0.6 million. The joint-venture ended on August 31, 2003.

Net income

As a result of the foregoing, net income for the year ended December 31, 2004 was $143.3 million, or $7.53 per share, basic, versus $3.45 per share, basic, during the year ended December 31, 2003, an increase of 118%.

Year ended December 31, 2003 versus year ended December 31, 2002

Voyage Revenue

Voyage revenue from vessels was $241.4 million during the year ended December 31, 2003 as compared to $130.0 million during the year ended December 31, 2002, an 85.7% increase partly resulting from an increase in the number of vessels from an average of 18.0 in 2002 to an average of 25.7 in 2003, and partly from the improvement in charter markets. The average time charter equivalent rate per vessel for the year 2003 was $22,633 per day compared to $16,676 for the previous year. In 2002, four newly built Suezmaxes were delivered, mostly in the latter part of the year, representing a whole new category of vessel for the Company to operate. A new Aframax, Opal Queen, was also acquired. These vessels operated throughout 2003. In addition, during 2003, four new Panamax tankers plus a further two Aframaxes were delivered. A Handymax product carrier was chartered-in towards the end of 2002 to provide cover in the absence of owned Handymaxes during their scheduled dry-dockings. This vessel was released in the autumn of 2003. However, the fleet had 92.9% employment compared to 93.8% in the previous year, both years incurring significant dry-docking activity, which involved nine vessels in 2003 and six vessels in 2002.

Commissions

We pay commissions on all chartering arrangements to Tsakos Shipping, as our broker, and to any other broker we employ. Each of these commissions generally amounts to 1.25% of the daily charter hire or lump sum amount payable under the charter. In addition, on some trade routes, we may also pay the charterer a commission (an address commission) ranging from 1.25% to 3.75% of the daily charter hire or lump sum amount payable under the charter. These commissions, as well as changes in prevailing charter rates, will cause our commission expenses to fluctuate from period to period. Commissions were $11.3 million, or 4.7% of revenue from vessels, during the year ended December 31, 2003, compared to $6.4 million, which was 4.9% of revenue from vessels, for the year ended December 31, 2002.

Voyage Expenses

Voyage expenses include all our costs, other than operating expenses, that are related to a voyage, including port charges, canal dues and bunker or fuel costs. Voyage expenses were $48.2 million during the year ended December 31, 2003 compared to $25.1 million during the prior year, a 91.6% increase. Total operating days on spot charters and contracts of affreightment, under which contracts the owner bears voyage expenses, rose from 2,582 days in 2002 to 4,372 in 2003, a 69% increase. The introduction of the larger Suezmaxes into the fleet with new trading routes (primarily West Africa to the U.S.) also contributed to increased voyage expenses. Bunker costs increased during 2003 as a consequence of higher oil prices.

Charter hire expense

Charter hire expense was $13.1 million in 2003 and $7.1 million in 2002, a 70.4% increase. In 2003, we hired the Olympia for all of the year and another vessel for approximately nine months before it was released. The Cape Baker and Cape Balboa were sold and chartered back in the last quarter of 2003. In 2002, the Olympia was chartered-in for the entire year, and another vessel for only a month.

Vessel Operating Expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $49.9 million during the year ended December 31, 2003 as compared to $32.3 million during the year ended December 31, 2002, an increase of 54.4%. This compares with an increase in operating days of approximately 2,462 or 47%, over the previous year, in those vessels bearing operating expenses.

Operating expenses per ship per day for the fleet increased from $5,498 for the year ended December 31, 2002 to $5,946 for the year ended December 31, 2003, an 8.2% increase. For the most part, this increase was due to the fall in value of the dollar against the Euro over the year. Approximately a quarter of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. Increased insurance costs and extra repairs and spares also contributed to increased running costs.

Depreciation

Depreciation was $32.9 million during the year ended December 31, 2003 compared to $24.4 million during the year ended December 31, 2002, an increase of 34.6%, due primarily to the addition in 2003 of, on an average basis, seven new vessels.

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the year ended December 31, 2003, amortization of deferred dry-docking charges was $7.8 million as compared to $4.3 million during the year ended December 31, 2002, an increase of 81.6%, due to the major dry-docking and special survey work in the two year period since January 1, 2002.

Management Fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. Since January 1, 2002 each vessel (excluding temporarily chartered-in vessels) bears a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management. We believe this to be a very competitive fee to pay for such services. Management fees totaled $4.5 million during the year ended December 31, 2003, compared to $3.2 million for the year ended December 31, 2002, an increase of 38.0%, in line with the increase in available days provided by the newly acquired vessels to the fleet.

General and Administrative Expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ fees, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $2.4 million during the year ended December 31, 2003 compared to $1.3 million during the year 2002, an increase of 91.5% primarily due to additional expenditures relating to investor relations, advertising, travel, staff bonuses, SEC filing fees, legal and audit fees.

The sum of general and administrative expenses plus management fees payable to Tsakos Energy Management Ltd. represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $683 in 2002 to $734 in 2003, due to the factors mentioned above.

Gain on the Sale of Vessels

The Company sold two Suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The initial part of this amortization amounted to $0.5 million in 2003.

Operating Income

As a result of the foregoing, income from vessel operations was $70.7 million during the year ended December 31, 2003 versus $14.4 million during the year ended December 31, 2002, representing a 392.7% increase.

Interest and Finance Costs

Net interest and finance costs increased from $11.4 million during the year ended December 31, 2002 to $12.4 million during the year ended December 31, 2003, an 8.7% increase. Actual loan interest costs increased from $11.2 million to $16.6 million, a 48.2% increase. This increase is due to total average bank loans increasing from approximately $271 million in 2002 to approximately $473 million in 2003 (an increase of 75%), but offset by the average overall interest rate (including actual interest payable on interest rate swaps) decreasing from approximately 4.5% in 2002 to 3.5% in 2003. The actual interest payable on the swaps amounted to $4.5 million in 2003 compared to $2.7 million in 2002, the increase being due to the reduction in long term interest rates.

There was a positive movement of $3.5 million in the fair value (mark-to-market) of our non-hedging interest rate swaps in 2003, which is accounted for through our income statement and is included as part of interest costs, compared to a negative movement of $3.8 million in 2002. This was primarily due to the reduction in the remaining life of the four swaps, including the expiry of two of them. The positive movement would have been greater if not for the unexpected reduction of long term interest rates mentioned above.

Capitalized interest in 2003 was $0.8 million compared to $3.2 million in the previous year, due to the number of vessels completing construction during the past year and the reduction in average interest rates.

Interest income was $0.4 million during 2003 as compared to $0.7 million during the year ended December 31, 2002, due to lower time deposit interest rates in 2003 compared to 2002, despite much higher average bank deposits.

Joint Venture Income

The share of net income due to the Company from the joint venture, LauriTen Ltd., for the year ended December 31, 2003 was $0.6 million after the write-off of $0.3 million expenses on cessation of the joint venture, compared to $0.2 million in 2002. The Company acquired a 50% participating interest in LauriTen Ltd. in 2002. The joint venture owned four separate companies each of which owned a small LPG carrier. The joint venture was accounted for using the equity method whereby the investment was carried at the Company’s original cost plus its share of undistributed earnings. A mutual decision was made in August 2003 by the partners not to extend the joint venture agreement and consequently, in accordance with the original agreement, the joint venture expired on August 31, 2003.

Net Income

As a result of the foregoing, net income for the year ended December 31, 2003 was $59.1 million, or $3.45 per share, basic, versus $0.25 per share, basic, during the year ended December 31, 2002, an increase of 1,279%.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is our main source of liquidity. Apart from the possibility of securing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2007, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $73.3 million at December 31, 2004 compared to approximately $33.5 million as at December 31, 2003. Current assets increased from $117.0 million at December 31, 2003 to $155.3 million at December 31, 2004 due to the increased cash balances rising from $86.3 million as at December 31, 2003 to $118.4 million (including restricted cash) and due to increased trade and other receivables. Current liabilities decreased from $83.5 million to $80.5 million at December 31, 2004 due mainly to decreases in the current portion of the long term debt and the fair market valuation of the existing interest rate financial instruments. These decreases were offset partially by increases in accrued liabilities and unearned revenue.

Net cash provided by operating activities was $153.6 million in the year ended December 31, 2004 compared to $84.2 million in the previous year, an 82.5% increase. The increase is mainly due to the record income generated by the freights achieved in the record market as described in the preceding sections, the increase in earnings days and the improved utilization rate.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2004 on dry-dockings amounted to $3.6 million compared to $15.1 million in 2003. Programmed expenditure on dry-dockings had been higher in previous years due to the timing of special and intermediate surveys on the older vessels and the requirement for the newer vessels, delivered since 1997, to undertake their first special survey. However, in 2004, dry-docking work was limited only to the Aframax Tamyra (Olympia being paid for by the owner), with initial payments also being made on the Bregen and Victory III to be completed in 2005 (together with dry-dock work on the Hesnes).

Net cash used in investing activities was $94.1 million for the year 2004, compared to $91.8 million for the year 2003. As in 2003, almost all the use of cash in 2004, amounting to $166.3 million, relates to the ongoing new-building program, plus the acquisition of the VLCC La Madrina. During the year, an amount of $23.9 million was paid for the delivery from Hyundai MIPO yard in S. Korea of the product carrier Delos in June, 2004. A further $95.9 million was expended as advances (contract installments, construction supervisory fees and interest capitalized) for vessels under construction, specifically the four Suezmaxes (expected delivery April 2005, September 2005, January 2006 and March 2006), the two Aframaxes (expected delivery June 2005 and May 2007), the six Handysize product carriers ordered from Hyundai MIPO (expected delivery January 2005, June 2005, June 2006, October 2006, February 2007, May 2007).

Within 2004, the Company entered into contracts to construct a further eight vessels, four ice-class product carriers, two ice-class suezmaxes, an LNG carrier and an Aframax. A contract was also purchased for a further Aframax already under construction, bringing the total number of vessels on order as at December 31, 2004 to fifteen (see below section on fleet development). Including the Didimon (contract price of $25.8 million and delivered in January 2005), the anticipated payment schedule on these vessels, which is subject to change if there are delays or advanced work, is as follows (amounts in $ million):

	Prior to 2004	2004 Paid	2005	2006	2007	Total
Quarter 1		36.7	35.0	81.7	167.3
Quarter 2		17.4	127.8	52.8	88.5
Quarter 3		24.8	39.7	11.7	0
Quarter 4		11.4	20.4	27.0	0
Total Year	24.4	90.3	222.9	173.2	255.8	766.6

In 2003 the Company sold the Decathlon and Pentathlon, and sale proceeds amounted to $108.9 million. Net sale proceeds in 2004 from the sale of the product carrier Delos, the Panamax Liberty and the Aframax Toula Z amounted to $83.6 million in total. In 2003, the Company received an amount of $11.2 million from Lauritzen Kozan S.A., for the return of the initial investment in the joint venture LauriTen Ltd.

In 2004 the Company placed $5.0 million in each of two separate structured notes with three years duration. Each note is guaranteed by the issuer to return the amount invested. The notes also provide for a return based on a related stock exchange index should the index increase over the given period.

Net cash used in financing activities was $29.4 million in 2004 compared to $54.8 net cash derived from financing activities in 2003. Proceeds from new bank loans in 2004 amounted to only $40.0 million compared to $159.9 million in the previous year. Prepayments of debt amounted to $87.5 million and scheduled repayments to $39.9 million in 2004 compared to total loan reimbursements of $93.2 million in 2003. In May 2004, an equity offering of 2,875,000 common shares on the New York Stock Exchange raised a net $80.1 million after all related costs and expenses.

No shares were repurchased within 2004. During 2003, the Company purchased 140,100 shares in the open market in a buy-back program at a cost of approximately $1.8 million. The transactions were open market based through the New York Stock Exchange with a maximum price set by the Board of Directors. The shares were cancelled in accordance with Bermudan regulations. A new buy-back program was announced in January 2005. During 2004, the staff of the Tsakos Group exercised 18,000 shares at $10 each and another 130,913 options at $12 each which, in total, provided $1.8 million.

A cash dividend of $0.50 per common share was paid in April 2004 representing the final dividend for the fiscal year 2003 and a $0.70 per common share was paid in November 2004 as the first dividend for the fiscal year 2004. In total, the two dividends amounted to $22.7 million. A further dividend for the fiscal year 2004 has been declared, to be paid on April 26, 2005. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on estimated earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The payment and the amount is subject to the discretion of our board of directors and depends, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment In Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We raise the funds for investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a second-hand vessel the Company usually pays from its own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years.

As of December 31, 2004, we were committed to fifteen newbuilding orders totaling approximately $766.6 million, of which $114.7 million had been paid by December 31, 2004 and $149.7 million had been paid by March 31, 2005. Of the fourteen vessels that were on order at March 31, 2005, with a total contract value of $ 740.8 million, there was still $616.9 million remaining to be paid as at March 31, 2005.

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Usually we raise at least 70% of the vessel purchase price with bank debt. As of March 31, 2005, we had arranged with various major international banks financing totaling $382.8 million for eleven of the fourteen new buildings under construction ($409.0 million as of December 31, 2004).

In December 2003, the Company entered into a contract to acquire a double-hull VLCC (299,700 dwt), built in January 1994, for an amount of $51.5 million. An amount of $ 5.2 million was paid as an advance. The balance of $46.3 million was paid on delivery in January 2004 and the vessel was renamed La Madrina. A loan of $40.0 million was raised from Citibank Corporation to partially provide the finance in this respect.

Summary Of Loan Movements Throughout 2004:

Loan	Vessel	Balance at January 1, 2004 (in millions)	New Loans (in millions)	Repaid (in millions)	Balance at December 31, 2004 (in millions)
Syndicated credit facility	15 vessels	$154.0	$0	$43.9	$110.1

Syndicated credit facility	Millennium	44.9	0	3.4	41.5

12-year term loan	Opal Queen	27.9	0	1.8	26.1

10-year term loan	Silia T.	30.4	0	1.8	28.6

Syndicated credit facility	Triathlon, Marathon	65.7	0	65.7	0

10-year term loan	Maya, Inca	53.0	0	4.0	49.0

10-year term loan	Aztec	25.2	0	1.6	23.6

10-year term loan	Parthenon	25.6	0	1.6	24.0

10-year term loan	Andes	26.0	0	1.5	24.5

8-year term loan	La Madrina	0	40.0	2.2	37.8

Total		$452.6	$40.0	$127.5	$365.2

Undrawn amounts relating to the above syndicated credit facility for the Triathlon, Marathon as at December 31, 2004 amounted to $61.7 million.

As a result of such financing activities, long-term debt decreased in 2004 by a net amount of $87.4 million, compared to a net increase of $66.7 million in 2003. The average debt to capital ratio was approximately 41.3% by December 31, 2004 or, in net terms, 32.2%. Interest rate swap instruments (including the de-designated swap with a notional coverage of $50 million) currently cover approximately 70% of the outstanding debt, and further coverage is being arranged with major banks. The two remaining swaps which did not meet hedging criteria and covered a notional $100 million expired in July 2004.

In January 2005, the Company obtained a term loan facility for $26.3 million to partially finance the acquisition of the product carrier Didimon on delivery. The loan will be repaid in 20 equal semi-annual installments with a balloon payment of $11.7 million to be paid together with the last installment. The interest rate is based on LIBOR plus a spread. The loan is secured with a first preferred mortgage over the vessel, an assignment of earnings and insurance of the vessel and a corporate guarantee of the ship-owning company.

As at December 31, 2004, total debt outstanding was $365.2 million. Annual principal payments scheduled from January 1, 2005, are as follow (these may change depending on prepayments and new loan arrangements):

Year	Principal Payment (in millions)
2005	$39.7
2006	144.2
2007	15.7
2008	15.4
2009	15.2
2010 and thereafter	135.0

Total	$365.2

Off-Balance Sheet Arrangements

(Not Applicable)

Sale And Lease Back Transaction

During 2002 the Company took delivery of the newly constructed Suezmaxes Decathlon and Pentathlon. In October and November 2003, the Company sold and time-chartered the vessels (re-named Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the seventh year if the charter is extended, the Company has the option to buy the vessels at specified amounts. The charter back agreements are accounted for as operating leases and the gains on the sale of $8.3 million and $7.5 million respectively were deferred and are amortized over the five year lease period. During 2004, lease payments relating to the time charters of the Cape Baker and Cape Balboa were $8.3 million each.

Contractual Obligations as of December 31, 2004:

	Total	Payments due by period (in millions)
Contractual Obligations		Less than 1 year	1 -3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	$365.2	$39.7	$159.9	$30.6	$135.0
Long-Term Debt Obligations (drawdown January 2005)	$26.3	$0.7	$3.0	$3.0	$19.6
Capital (finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$85.7	$24.4	$47.4	$13.9	—
Purchase Obligations (newbuildings)	$651.9	$222.9	$429.0	—	—
Other Long-Term Liabilities	—	—	—	—	—
Management Fees	$80.3	$7.9	$16.2	$8.6	$47.6

As at March 31, 2005 financing arrangements amounting to $382.8 million had been made for a further 11 future deliveries. Drawdowns under these arrangements are $104.0 million in 2005 (after March 31), $135.0 million in 2006 and $143.8 million in 2007 relating to the existing newbuilding program. Arrangements have not yet been finalized for an Aframax to be delivered in June 2005 and two vessels to be delivered in 2007.

Under the terms of the management agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board. Future management fees payable under this management agreement are shown above as contractual obligations.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2005, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	72	Chairman of the Board of Directors	1994
Nikolas P. Tsakos	41	President, Chief Executive Officer and Director	1993
Michael G. Jolliffe	55	Deputy Chairman of the Board of Directors	1993
George V. Saroglou	40	Chief Operating Officer and Director	2001
Paul Durham	54	Finance Director and Chief Accounting Officer	—
Torben Janholt	59	Director	2002
Peter Nicholson	71	Director	1993
Francis T. Nusspickel	64	Director	2004
William O’Neil	77	Director	2004
Angelos Plakopitas	67	Director	2003
Antonio Taragoni	74	Director	1993
Paul B. Labrinakos	50	Chief Marine Officer	2002

Certain biographical information about each of these individuals is set forth below.

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst. He was elected to the Company’s Board as its Chairman on June 1, 1994. Mr. Stavropoulos is a member of the Audit Committee.

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management. He has been involved in ship management since 1981 and has seafaring experience of 36 months. He is President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). Mr. Tsakos is a member of the Board of Directors of Dryships Inc., an owner and operator of dry-bulk carriers, whose shares of common stock are listed on the NASDAQ National market. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City University Business School in London in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Deputy Chairman of the Board since July 2001 and a director of the Company since September 1993. Mr. Jolliffe is also Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills SA., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. From 1997 until March 2004, he was a director of Royal Olympic Cruise Lines Inc. (Nasdaq: ROCLF). Recently, some subsidiaries of Royal Olympic Cruise Lines, Inc. filed for bankruptcy protection. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an agency company based in Piraeus, Greece. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains. Mr. Jolliffe is a member of the Audit Committee and Chairman of the Capital Markets Committee.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer since 1996 and a director of the Company since 2001. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM

FINANCE DIRECTOR

Mr. Durham joined the Tsakos Group in 1999 and has served as our Finance Director and Chief Accounting Officer since 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of its United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

TORBEN JANHOLT

DIRECTOR

Mr. Janholt has been a member of our Board since October 2002. He has been President and Chief Executive Officer of J. Lauritzen A/S, a major Danish ship-owning and trading company since 1998. Between 1995 and 1998 he was Director OTS of the United Nations World Food Programme based in Rome. In 1992 he took a position as director with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group, including Managing Director of Lauritzen Naval Madrid from 1990 to 1992 and Senior Vice President of J. Lauritzen USA Inc. New York from 1982 to 1989. Mr. Janholt is either Chairman or a board member for various companies in the J. Lauritzen Group and Chairman-elect of the Danish Shipowners Association.

PETER NICHOLSON

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builders. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990-2000) and chairman of Carisbrooke Shipping Plc (from 1990-1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004 and is a trustee of the International Lifeboat Federation. He joined the Company’s Board as a founder director in 1993 and was Chairman of the Audit Committee until February 2005. He remains a member of the Audit Committee.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He served as a member of Arthur Andersen’s Transportation Industry Group and worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and is presently Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. He is Chairman of the Audit Committee since February 2005.

WILLIAM O’ NEIL

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the IMO, the United Nations agency charged with monitoring maritime safety and preventing pollution from ships. Mr. O’Neil first was elected Secretary-General of the IMO in 1990. He served a second term with the IMO beginning in 1994, a third term beginning in 1998 and a further two-year term beginning in 2002. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport. He was Commissioner of the Canadian Coast Guard from 1975 until 1980 and later became President and Chief Executive Officer of the St. Lawrence Seaway Authority, a position he held until joining IMO. Mr. O’Neil has been associated with the IMO since 1972 when he represented Canada at the IMO Council. He became Chairman of the IMO Council in 1980 and was re-elected four times. Mr. O’Neil graduated in 1949 with a degree in civil engineering from the University of Toronto.

ANGELOS PLAKOPITAS

DIRECTOR

Since 1991, Mr. Plakopitas has been Managing Director of Global Finance S.A., a financial services company based in Athens, with offices throughout the Balkans, and a manager of several venture capital funds. Between 1979 and 1990, Mr. Plakopitas was General Manager of Shelman Swiss-Hellenique Wood Products Manufacturers SA, a large industrial and trading company in Greece. From 1970 to 1979 he was Vice President with Citibank N.A. based in Athens and Piraeus, during which time he spent six years as Head of the Shipping Department. Mr. Plakopitas started his career with the Hellenic Industrial Development Bank in 1965.

ANTONIO TARAGONI

DIRECTOR

Mr. Taragoni has been involved in the shipping industry since 1955, initially with Ballestrero, Tuena and Canepa, an Italian ship agent. In 1961, he founded and is President of Nolarma Noleggi & Armamento Srl, presently one of the largest Italian ship agents. This company has much experience in ship management. Mr. Taragoni is also the Founder and President of Nolarma Tankers Srl, a large Italian tanker shipbroking firm. He was a Council Member of Intertanko from 1973 to 1995 and a Council Member of Porto Petroli SpA of Genoa from 1975 to 1996. Mr. Taragoni has been a director of the Company since inception.

PAUL B. LABRINAKOS

CHIEF MARINE OFFICER

Mr. Labrinakos was appointed Chief Marine Officer of the Company in June 2002 with the responsibility of overseeing newbuilding vessels and monitoring the Company’s managed fleet. He has served with the Tsakos Group since 1992, first as Technical Manager based in New York and later in Athens as Technical Director, responsible for the technical supervision of a fleet of 60 vessels. He created the New Projects Department of the Tsakos Group. Earlier in his career, he worked for other major shipping and industrial companies. He has supervised and been involved in the design and building of over 50 newbuilding vessels. He has seagoing experience on both bulk carriers and tankers. Mr. Labrinakos is a member of several maritime technical committees both in Europe and the United States. He graduated from Athens National Technical University as a Naval Architect and Marine & Mechanical Engineer. He has also completed technical studies in Germany and in the United States.

Board of Directors

In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2004, we had ten members on our Board. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any managing director) retires by rotation each year. The Bye-laws require that the one third of the directors who retire by rotation be those who have been in office the longest. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those who retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2004, the full Board held three meetings. Each director attended all of the meetings of the Board and meetings of committees of which the director was a member. The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Mr. Nikolas P. Tsakos and Mr. George V. Saroglou) and Mr. Angelos Plakopitas the Board believes that none of the other directors (Messrs. Stavropoulos, Jolliffe, Janholt, Nicholson, Taragoni, Nusspickel and O’Neil) currently have a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the new New York Stock Exchange listing standards.

•	If a director meets the objective New York Stock Exchange standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•	If a director who meets the objective New York Stock Exchange independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors will meet in 2005 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2006. Mr. Stavropoulos has served as the Presiding Director for purposes of these meetings.

Corporate Governance

In November 2003, the New York Stock Exchange adopted significant new corporate governance rules for listed companies. The SEC, in implementing the Sarbanes-Oxley Act of 2002, adopted a number of new rules affecting corporate governance and disclosure in 2002 and 2003. The Board and the Company’s management have engaged in an ongoing review of our corporate governance, with a goal of full compliance with the new rules before the new rules become effective for the Company.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Ethics

•	a Corporate Governance, Nominating and Compensation Committee Charter; and,

•	an Audit Committee Charter.

These documents and other important information on our governance are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Chartering Committee, a Capital Markets Committee and a Risk Committee.

Audit Committee

The members of the Audit Committee are Messrs. Nusspickel, Nicholson, Stavropoulos and Jolliffe, each of whom is an independent Director. Mr. Nusspickel has been elected Chairman of the Audit Committee following the February 2005 Audit Committee Meeting. The Audit Committee is governed by a written charter, which is approved and annually reviewed by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the U.S. Securities and Exchange Commission and the New York Stock Exchange, and that all members of the Audit Committee fulfill the requirement of being financially literate. The Audit Committee is responsible for, among other things:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	reviewing the Company’s relationship with external auditors, including considering audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussing with the external auditors such issues as compliance with accounting principles and any proposals which the external auditors have made vis-à-vis the Company’s accounting principles and standards and auditing standards;

•	reviewing the Company’s financial reporting and internal control functions;

•	reviewing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

Corporate Governance, Nominating and Compensation Committee

In February 2004, the Board resolved to combine its Nominating and Corporate Governance Committee and its Compensation Committee. The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Nicholson, Jolliffe, Stavropoulos, Nusspickel, O’Neil, Janholt and Taragoni, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee and during recent meetings has requested Mr. Stavropoulos to serve as the Presiding Director of the Corporate Governance, Nominating and Compensation Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management to establish and maintain a high standard of ethical principles;

•	insuring appropriate independence of directors under New York Stock Exchange and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the members of the Board and its various committees, and

•	designing and overseeing the long-term incentive compensation program of the Company.

During 2004, there were three meetings of the Committee.

Capital Markets Committee

The members of the Capital Markets Committee are Messrs. Tsakos, Stavropoulos and Jolliffe. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements.

Risk Committee

The members of the Risk Committee are Messrs. Stavropoulos, Nicholson, Tsakos, and our finance director, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments.

Chartering Committee

The members of the Chartering Committee are Messrs. Tsakos, Stavropoulos and Taragoni. Mr. Taragoni is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. For the year ended December 31, 2004, the aggregate cash compensation of all of the members of the Board was approximately $375,000, as per the following fee allocation which was approved by the shareholders of the Company in 2004:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $15,000

•	Service on the Capital Markets Committee - $10,000

•	Service as Chairman of the Audit Committee - $15,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $25,000

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a management fee per month for each of our ships. See “Management and Other Fees” in Item 7 of this Annual Report for more information on the management fees we paid for the year ended December 31, 2004.

The Company’s directors and senior management also eligible to receive compensation directly from the Company in the form of stock options. The last options to purchase our common shares were granted on July 17, 2001 with an exercise price of $12. These were all fully vested by August 22, 2001 with an expiration date of July 17, 2006. We do not provide benefits for directors upon the termination of their service with us.

The Corporate Governance, Nominating and Compensation Committee adopted in 2004 a management incentive program based on the return on equity (R.O.E.) measured on year beginning book value per share and basic earnings per share for the year. US GAAP accounting shall define the value of the components. The incentive award scale is:

R.O.E	Amount of award
Above
15.0%	$1.00 million
17.5%	$1.25 million
20%	$1.60 million
22.5%	$2.00 million
25%	$2.50 million

For the operations of 2004, Tsakos Energy Management has earned an award of $2.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 41%. The management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2004 award was approved by the Company’s Board of Directors on February 23, 2005.

Employees

We have no salaried employees.

Share ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock option plan

We have two stock option plans, the 1998 Stock Option Plan (the “1998 Plan”), which was adopted in June 1998, and the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”), which was adopted by our Board and approved by our shareholders at the 2004 Annual Meeting of shareholders. The 1998 Plan and 2004 Plan permit us to grant equity awards to our directors and officers or the directors, officers and employees of Tsakos Energy Management, our manager, and Tsakos Shipping, our technical manager.

1998 Plan. The purpose of the 1998 Plan is to provide incentives to those people who are capable of influencing the development, or contributing to the success, of our business. Up to 450,000 common shares may be issued under the 1998 Plan. As at December 31, 2002, a total of 163 persons, consisting of directors and officers of the Company, and directors, officers and employees of Tsakos Energy Management and Tsakos Shipping held options to purchase 450,000 common shares under the 1998 Plan. In August 2001, all outstanding stock options under the 1998 Plan were vested and all company performance conditions to the exercise of such options were removed by the board of directors. During 2003, holders of options to acquire an aggregate of 269,000 common shares at $10 per share exercised the options held by them. The weighted average exercise price for the outstanding options at December 31, 2004 was $12.0. During 2004, holders of options to acquire an aggregate of 18,000 shares at $10 per share and 130,913 common shares at $12 per share exercised the options held by them.

As of March 31, 2005, there are 28,350 unexercised options to purchase common shares at $12 per share under the 1998 Plan. Such options must be exercised on or before June 2006. These options will continue to be governed by the 1998 Plan. No further options will be granted under the 1998 Plan.

2004 Plan. The purpose of the 2004 Plan is to provide a means to attract, retain motivate and reward our present and prospective directors, officers, consultants and the employees of the Company, its subsidiaries and the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2004 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof. As of the date of this annual report, no awards have been granted under the 2004 Plan.

The 2004 Plan will be administered by our Corporate Governance, Nominating and Compensation Committee or a special committee designated by our Board comprised solely of independent directors. Such committee will have the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2004 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2004 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The exercise price at which our common chares may be purchased pursuant to the grant of an option under the 2004 Plan is the fair market value (as defined in the 2004 Plan) of our common chares on the date of grant of the option.

The number of common shares that may be issued under the 2004 Plan may not exceed 500,000. The common shares that may be issued under the 2004 Plan are in addition to the common shares that may be issued under the 1998 Plan. Because awards under the 2004 Plan are discretionary, future awards under the 2004 Plan are not determinable.

Item 7.	Major Shareholders and Related Party Transactions.

It is our policy that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third parties on an arm’s length basis. Tsakos Energy Management has undertaken to ensure that all transactions with related parties are reported to the board of directors. Under the management agreement, any such transaction or series of transactions involving payments in excess of $100,000 and which is not in the ordinary course of business requires the prior consent of the board of directors. Transactions not involving payments in excess of $100,000 may be reported quarterly to the board of directors.

To help minimize any conflict between our interests and the interests of other members of the Tsakos Group and the owners of other vessels managed by the Tsakos Group, if an opportunity to purchase a tanker which is 10 years of age or younger is referred to or developed by Tsakos Shipping, Tsakos Shipping will notify us of this opportunity and allow us a 10 business day period within which to decide whether or not to accept the opportunity before offering it to any of its affiliates or other clients.

Management affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the principal and founder of the Tsakos Group.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and other fees

We prepay or reimburse Tsakos Shipping at cost for all vessel operating expenses payable by Tsakos Shipping in its capacity as technical manager of our fleet. These reimbursements amounted to $47.5 million in 2004. At December 31, 2004, we had outstanding advances to Tsakos Shipping of $5.2 million in respect of such expenses.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Under the terms of our management agreement with Tsakos Energy Management, we paid to Tsakos Energy Management management fees of $5.3 million and supervisory fees of $2.1 million relating to the construction of our vessels in 2004.

Based on the results of operations for 2004, Tsakos Energy Management has earned an incentive award of $2.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 41%. This is the highest possible award that Tsakos Energy Management may be awarded under this incentive program.

Management agreement

Our management agreement with Tsakos Energy Management was amended and restated on September 28, 2004 and has a term of ten years from the effective date of July 1, 2004. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, each party may terminate the management agreement in the following circumstances:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•	a failure by either party, for a continuous period of six months, materially to perform under circumstances resulting from war, governmental actions, riot, civil commotion, weather, accident, labor disputes or other causes not in the control of the non-performing party.

Moreover, following a change in our control, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2004 would have resulted in a payment of approximately $60 million. Following a change of control of Tsakos Energy Management without the prior approval of our Board, we may terminate the management agreement giving 180 days notice.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. The management fees we pay Tsakos Energy Management under our management agreement are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. In June 1998, the management agreement was amended to require a flat management fee, without inflation adjustments, of $16,500 per vessel per month, or $15,000 if the vessel is under bareboat charter, for all vessels under management and under construction. As of January 1, 2002, all vessels had a management fee of $15,000 per month, regardless of charter type. A further change as of June 30, 2004, increased the fees payable on owned operating vessels to $18,000 per month, and reduced the monthly fee on chartered-in operating vessels to $12,500. As from June 30, 2004, a monthly management fee of $12,500 is also payable on vessels under construction, except for the LNG carrier under construction where the fee is $18,000.

Chartering commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. We have been charged by Tsakos Shipping chartering commissions aggregating $4.1 million in 2004.

Captive insurance policies

We pay Argosy Insurance Company premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. We have been charged by Argosy for insurance premiums aggregating $4.9 million in 2004.

Travel services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. We have been charged by AirMania an aggregate amount of $1.3 million in 2004. AirMania was founded in 2000.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 31, 2005 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 31, 2005 are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 20,164,468 common shares outstanding. Except as noted below, the address of all shareholders, officers and directors identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(2):
Kelley Enterprises Inc.(2)	1,652,212	8.2%
Marsland Holdings Limited(2)	1,024,234	5.1%
Redmont Trading Corp.(2)	820,356	4.1%
Sea Consolidation S.A. of Panama(1)	1,167,416	5.8%
DePrince Race & Zollo(3)	1,161,100	5.8%
Officers and Directors
D. John Stavropoulos	66,000	*
Nikolas P. Tsakos(4)	16,000	*
Michael G. Jolliffe	10,000	*
George V. Saroglou	4,500	*
Paul Durham	8,000	*
Torben Janholt	—	—
Peter Nicholson	11,000	*
Francis T. Nusspickel	400	—
William A. O’Neil	—	—
Angelos Plakopitas	—	—
Antonio Taragoni	10,000	*
Paul B. Labrinakos	6,350	—
All officers and directors as a group (12 persons)(4)	132,250	*

*	Less than 1%.

(1)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.

(2)	Kelley Enterprises Inc., Marsland Holdings Limited and Redmont Trading Corp. are wholly-owned subsidiaries of First Tsakos Investments Inc., which is in turn wholly-owned by Tsakos Holdings Foundation. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council that controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Accordingly, the two members of the Tsakos family that serve as council members of the Tsakos Holdings Foundation may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares.

(3)	This information is derived from this shareholders Schedule 13 G filed with the SEC on January 10, 2005, relating to shares owned as of December 31, 2004.

(4)	Does not include shares owned by Kelley Enterprises Inc., Marsland Holdings Limited, Sea Consolidation S.A. of Panama, Redmont Trading Corp. or the Tsakos Holdings Foundation.

We effected a registered public offering of our common shares and our common shares began trading on the New York Stock Exchange in March 2002. Accordingly, certain of our principal shareholders acquired their common shares either at or subsequent to this time. In addition, concurrent with the closing of our public offering in March 2002, we sold 1,000,000 of our common shares to Sea Consolidation S.A. of Panama. We sold an additional 2,875,000 of our common shares from our shelf registration statement in May and June 2004. Our major shareholders have the same voting rights as our other shareholders. As of March 31, 2005, we had 56 shareholders of record. 31 of the shareholders of record were located in the United States and held in the aggregate 19,101,273 common shares representing approximately 94.7% of our outstanding common shares. However, the 31 United States shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 19,050,741 common shares. Accordingly, the Company believes that the shares held by CEDEFAST include common shares beneficially owned by both United States beneficial owners and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are currently involved, individually or in the aggregate, is not material to us.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. We plan to pay dividends on a semi-annual basis.

There can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Of course, any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are holding a company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

Under the terms of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. Net income will be determined based on the audited financial statements we deliver to the banks under our credit facilities which are required to be in accordance with U.S. generally accepted accounting principles. This amount can be carried forward and applied to a dividend payment in a subsequent year provided the aggregate amount of all dividends we declare and/or pay after January 1, 1998 does not exceed 50% of our accumulated net income from January 1, 1996 up to the most recent date on which audited financial statements have been delivered under the credit facility. We anticipate incurring significant additional indebtedness in connection with our newbuilding program, which will affect our net income and cash available to pay dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law and our financial covenants. See “Description of Capital Stock—Bermuda Law—Dividends”. See Item 3. Key Information—Risks Related to our Common Shares—We may not be able to pay cash dividends as intended”.

Item 9.	The Offer and Listing

Our common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange. Following a decision of our Board of Directors, our common shares were de-listed from Oslo Børs on March 18, 2005 and our common shares are not actively traded on the Bermuda Stock Exchange.

Trading on the New York Stock Exchange

Since our initial public offering in the United States in March of 2002, our common shares have been listed on the New York Stock Exchange under the symbol “TNP”. The following table shows the high and low closing prices for our common shares during the indicated periods.

	High	Low
2002 (Annual)	$16.40	$9.45
2002
First Quarter
(March 5 to March 31)	$15.24	$14.70
Second Quarter	$16.40	$13.98
Third Quarter	$14.00	$9.45
Fourth Quarter	$15.46	$11.10

	High	Low
2003 (Annual)	$19.25	$11.34
2003
First Quarter	$15.15	$12.00
Second Quarter	$14.50	$11.34
Third Quarter	$15.08	$12.95
Fourth Quarter	$19.25	$14.20
December	$19.25	$15.98

	High	Low
2004 (Annual)	$43.42	$18.58
2004
First Quarter	$32.48	$18.58
Second Quarter	$34.45	$24.26
Third Quarter	$35.59	$26.95
Fourth Quarter
October	$40.70	$35.25
November	$43.42	$36.34
December	$39.65	$34.59
2005
First Quarter
January	$35.95	$32.30
February	$41.57	$36.90
March	$44.03	$37.50

Source: Bloomberg

Trading on the Oslo Børs

Our common shares have traded on the Oslo Børs since 1993 until we de-listed on March 18, 2005. Our trading symbol on the Børs was TEN. The following table shows the high and low closing prices for our common shares during the indicated periods. Despite the listing of our common shares on the Oslo Børs, the quoted prices and share volumes primarily reflect intermittent transactions that, in many cases, were privately negotiated. Accordingly, the quoted prices are not necessarily indicative of the share prices that would have been obtained had there been a more active market for our common shares. The trading prices for our common shares on the Oslo Børs are quoted in Norwegian kroner.

	High	Low
	NOK	NOK
1999	150.00	60.00
2000	120.00	60.00
2001	130.00	70.00
2002	120.00	71.86
2003	*	*
2004
First Quarter	*	*
Second Quarter	*	*
Third Quarter	125	125
Fourth Quarter	200	200
2005
January	*	*
February	*	*
March	*	*

Note:	An asterisk (*) indicates that no trades were reported during this quarter.
Source:	Bloomberg

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate for the purchase of Norwegian kroner, expressed in kroner per dollar, in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

Year	High	Low	Average	Period-End
1999	8.0970	7.3970	7.8071	8.0100
2000	9.5890	7.9340	8.8131	8.8010
2001	9.4538	8.5391	8.9991	8.9724
2002	9.1110	8.8710	8.9593	8.9175
2003	8.7920	7.1950	8.0787	7.1950
2004	7.1341	6.0521	6.7368	6.0805

Note:	Average represents the average of month-end rates.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 40,000,000 common shares, par value $1.00 per share. As of December 31, 2004 there were 20,175,536 outstanding common shares and outstanding options to purchase 31,087 common shares. As of March 31, 2005, there were 20,164,468 outstanding common shares and outstanding options to purchase 28,350 common shares.

Common Shares

The holders of common shares are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time determine. Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our Memorandum of Association or Bye-laws, which means that the holders of a majority of the common shares voted can elect all of the directors then standing for election. Our Bye-laws provide for a staggered board of directors, with one-third of our non-executive directors being selected each year. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Options

As of December 31, 2004, we had 31,087 stock options outstanding under our stock incentive plan, all of which are vested. To date, 2,737 of these options have been exercised. In August 2001, all outstanding stock options were vested and all company performance conditions to the exercise of such options were removed by the board of directors.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda. Bermuda law and our Memorandum of Association and Bye-laws govern the rights of our shareholders. Our objects and purposes are set forth in paragraph 6 and the Schedule to our Memorandum of Association. Our objects and purposes include to act and to perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company. We refer you to our Memorandum of Association, which is filed as an exhibit to this annual report, for a full description of our objects and purposes. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents.

Dividends. Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would then be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than seventy-five percent (75%) of the votes cast at the meeting is required to effect the following actions: variation of class rights, removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Rights in liquidation. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed ratably among the holders of the company’s common shares.

Meetings of shareholders. Under Bermuda law, a company is required to convene at least one general shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five (5) days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our Bye-laws, we must give each shareholder at least ten (10) days’ notice of the annual general meeting and of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the Bye-laws of a company. Our Bye-laws provide that the presence in person or by proxy of two shareholders constitutes a quorum; but if we have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

Access to books and records and dissemination of information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s Certificate of Incorporation, its Memorandum of Association (including its objects and powers) and any alteration to its Memorandum of Association. The shareholders have the additional right to inspect the Bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two (2) hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election or removal of directors. Under Bermuda law and our Bye-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Our Bye-laws provide for a staggered board of directors, with one-third of the non-executive directors selected each year.

Under Bermuda law and our Bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days’ notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. Generally, our Bye-laws may be amended by the directors with the approval of a majority vote of the shareholders in a general meeting. However, a super-majority vote is required for certain resolutions relating to the variation of class rights, the removal of directors, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. Persons voting in favor of the amendment may make no such application.

Appraisal rights and shareholder suits. Under Bermuda law, in the event of an amalgamation involving a Bermuda company, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s Memorandum of Association or Bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

Anti-takeover effects of provisions of our charter documents. Several provisions of our Bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in our best interest and (2) the removal of incumbent officers and directors.

Blank check preferred shares. Under the terms of our Bye-laws, our board of directors has authority, without any further vote or action by our shareholders, to issue preferred shares with terms and preferences determined by our board. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Staggered board of directors. Our Bye-laws provide for a staggered board of directors with one-third of our non-executive directors being selected each year. This staggered board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Transactions involving certain business combinations. Our Bye-Laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a majority of 80% of those present and voting at a general meeting of our shareholders, unless:

•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination is at least as great as the ratio of (iii) the highest per share price, which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;

•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, be in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;

•

after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any subsidiary of ours directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, share split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and

•	a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting shareholders of the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by us of the opinion).

For purposes of this provision, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested person” is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity. “Continuing directors” means directors who have been elected before June 7, 2001 or designated as continuing directors by the majority of the then continuing directors.

Consequences of becoming an interested person. Our Bye-Laws provide that, at any time a person acquires or becomes the beneficial owner of 15% or more of our voting shares, which we refer to as the “threshold”, then the person will not be entitled to exercise voting rights for the number of common shares in excess of the threshold he holds or beneficially owns. This disability applies to any general meeting of our company as to which the record date or scheduled meeting date falls within a period of five years from the date such person acquired beneficial ownership of a number of common shares in excess of the threshold.

The above restrictions do not apply to us, our subsidiaries or to:

•	any person who on June 7, 2001 was the holder or beneficial owner of a number of shares carrying voting rights that exceeded the threshold and who continues at all times after June 7, 2001 to hold shares in excess of the threshold; and

•	any person whose acquisition of a number of shares exceeding the threshold has been approved by (1) a majority of 80% of those present and voting at a general meeting or (2) by a resolution adopted by the continuing directors, followed by a resolution adopted by a shareholder vote in excess of 50% of the voting shares not owned by such interested person.

Transfer agent and registrar. The Bank of New York serves as transfer agent and registrar for our common shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the symbol TNP.

Other listings. Our common shares were listed on the Oslo Børs under the symbol TEN until a voluntary de-listing on March 18, 2005 and on the Bermuda Stock Exchange under the symbol TEN. Our common shares are no longer actively traded on either of these exchanges.

Material Contracts

There were no material contracts that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this annual report.

Exchange Controls

Under Bermuda and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our common shares.

TAX CONSIDERATIONS

Taxation of Tsakos Energy Navigation Limited

We believe that a significant portion of our income will not be subject to tax by Bermuda, which currently has no corporate income tax, or by other countries in which we conduct activities or in which our customers are located, excluding the United States. However, this belief is based upon the anticipated nature and conduct of our business which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we anticipate based upon our current and anticipated business practices and the current tax regime.

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2005 will be $2,336. In the opinion of Mello Jones & Martin, under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments made on the common shares.

United States federal income tax considerations

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares who or which is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This summary deals only with common shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

•	dealers or traders in securities or currencies;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

•	United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of our voting stock;

•	a person subject to United States federal alternative minimum tax;

•	a partnership or other entity classified as a partnership for United States federal income tax purposes;

•	United States holders that have a principal place of business or “tax home” outside the United States; or

•	United States holders whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, administrative pronouncements and judicial decisions as of the date of this prospectus; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares.

Taxation of our operations

In General

We believe that none of our transportation income or that of our vessel-operating subsidiaries will be treated as effectively connected with the conduct of a trade or business in the United States. Accordingly, we expect that we and our vessel-operating subsidiaries will not be subject to United States federal income tax on transportation income from foreign sources. However, except to the extent that the so-called reciprocal exemption of Section 883 of the Internal Revenue Code or an income tax convention applies, we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on transportation income from United States sources. For this purpose, “transportation income” includes income derived from or in connection with the use of vessels or the hiring or leasing of vessels for use on a time or voyage charter basis or on a bareboat charter basis.

Income attributable to transportation that both begins and ends in the United States is wholly United States-source income. Fifty percent of income attributable to other transportation that begins or ends in the United States, referred to in the remainder of this discussion as “international transportation,” is treated as United States-source income. As discussed below, United States-source income from the operation of ships in international transportation may be exempt from United States tax under the reciprocal exemption. Income attributable to transportation between points outside the United States is wholly foreign-source income.

Application of Section 883 of the Internal Revenue Code

In General. In general, under the reciprocal exemption of Section 883 of the Internal Revenue Code, if a foreign corporation (1) is organized in a country that grants an equivalent exemption to corporations organized in the United States and (2) satisfies the requirements of Section 883(c) discussed below, then such foreign corporation will not be subject to United States federal income tax on United States-source income attributable to the operation of ships in international transportation. The determination as to whether a foreign country has granted an equivalent exemption is made separately for operating income, for income from time and voyage charters, for income from bareboat charters and for certain other types of income. We and our vessel-operating subsidiaries are organized under the laws of Bermuda, Cyprus, Liberia, Panama or Malta, each of which, at present, grants an equivalent exemption to United States corporations for operating income and for income from time and voyage charters and bareboat charters.

We anticipate, and it is assumed for purposes of this discussion, that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will be income from the operation of ships in international transportation that is potentially exempt from United States tax under the reciprocal exemption. Any item of United States-source income that is derived by us or by our vessel-operating subsidiaries and that is not treated as income from the operation of ships in international transportation will not qualify for the reciprocal exemption and therefore generally will be subject to United States tax, but we do not anticipate that such income will be a material portion of the gross income of our group.

The Treasury regulations under Section 883 (the “Section 883 regulations”) contain a relatively complex and narrow definition of the income from the operation of ships in international transportation that may qualify for the reciprocal exemption. However, even under the provisions of the Section 883 regulations, we anticipate that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will qualify as income from the operation of ships in international transportation.

Section 883(c). Under Section 883(c) of the Internal Revenue Code, we and our vessel-operating subsidiaries will qualify for the reciprocal exemption for a taxable year if (1) individuals who are residents of qualified foreign countries directly or indirectly own over 50% of the value of our stock for at least half of the number of days in such taxable year (the “qualified ownership test”), or (2) our stock is considered to be primarily and regularly traded on one or more established securities markets in the United States (the “publicly traded test”).

We have not established that we will be able to demonstrate that we satisfied the qualified ownership test for 2004 or any prior taxable year. We do not believe that we satisfied the publicly traded test for any taxable year prior to 2002. For 2002 through 2004, although it is unclear what requirements needed to be met in order to satisfy the publicly traded test, we have taken the position that we satisfied the publicly traded test, as during those years (i) the aggregate number of our common shares traded on the New York Stock Exchange exceeded the aggregated number of our common shares traded on established securities markets in Norway or any other single foreign country and (ii) we believe that during those years our common shares were regularly quoted by one or more dealers that made a market in our shares. It is possible that the Internal Revenue Service could disagree with our position.

Under Treasury regulations that are effective for 2005 and subsequent years, satisfaction of the publicly traded test for a taxable year in which we have only common shares outstanding will require that:

•	our common shares are listed during such taxable year on one or more established securities markets in the United States

•	the number of our common shares that are traded during the taxable year on an established securities market in the United States exceed the aggregate number of our common shares that are traded during such taxable year on established securities markets in any other single country

•

either (i) our common shares are regularly quoted during such taxable year by dealers making a market in our common shares (for this purpose, a dealer is treated as making a market only if the dealer regularly and actively offers to, and in fact does, purchase our common shares from, and sell our common shares to, unrelated customers in the ordinary course of a trade or business) or (ii) (A) trades in our common shares are effected, other than in de minimis quantities, on established securities markets in the United States on at least 60 days during the taxable year (or a proportionate number of days in a short taxable year) and (B) the aggregate number of common shares that are traded on established securities markets in the United States during such taxable year are at least 10% of the average number of our common shares outstanding during the taxable year (or a specified lesser percentage, in the case of a short taxable year).

We believe that we will satisfy the requirements described above for 2005 and subsequent taxable years. However, under Treasury regulations in effect for 2005 and subsequent years, even if we satisfy the requirements described above, we will not satisfy the publicly traded test for any year in which we have only common shares outstanding if, for more than half of the number of days during the taxable year, one or more persons that own, actually or under applicable constructive ownership rules, five percent or more of our common shares (“five-percent shareholders”) own, in the aggregate, 50 percent or more of our common shares (the “closely-held exception”), unless we can establish, in accordance with documentation procedures set forth in the regulations, that individuals resident in qualified foreign countries (“qualified shareholders”) own, directly or under applicable constructive ownership rules, enough of our common shares taken into account in determining whether the closely-held exception applies to preclude non-qualified shareholders in the closely-held block of shares from owning 50 percent or more of our common shares for more than half the days of the taxable year. There can be no assurance that our shareholders will provide us with the documentation required to avoid the application of the closely-held exception under these rules. For purposes of determining the application of the closely-held exception, certain related shareholders are treated as a single shareholder and investment companies registered under the Investment Company Act of 1940, as amended, are not treated as five percent shareholders.

In determining whether our shares are closely-held for purposes of the closely-held exception, we generally may rely upon certain filings with the United States Securities Exchange Commission to identify our five percent shareholders. Based upon current filings, and our beliefs regarding which of our shareholders are investment companies registered under the Investment Company Act of 1940, as amended, we believe that our common shares are not currently closely-held for purposes of the closely-held exception. There can be no assurance, however, that the ownership of our common shares will not change in such a way that we would need to comply with the documentation procedures set forth in the Section 883 regulations in order to establish that the closely-held exception did not apply to us. In such circumstances, however, it is possible that we may be unable to demonstrate that the closely held exception does not apply to us, as our shareholders may not comply with documentation requirements or we may not have sufficient qualified shareholders to satisfy the requirements for avoiding application of the closely-held exception. Accordingly, there can be no assurance that we will qualify for the reciprocal exemption.

Taxation of Our Operations if the Reciprocal Exemption Is Unavailable

To the extent that the reciprocal exemption is not available to us or to our vessel-operating subsidiaries, then we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on United States-source international transportation income under one of two alternative systems. Under the first system, we generally will be subject to a four percent tax on the gross amount of the United States-source international transportation income derived by us or by a vessel-operating subsidiary that is not considered to be effectively connected with the conduct of a United States trade or business. Under the second system, the United States-source international transportation income that we or a vessel-operating subsidiary derives that is considered to be effectively connected with the conduct of a United States trade or business, determined after allowance of allocable deductions, will be subject to general United States federal income tax at normal corporate rates, currently at 35 percent. In addition, under the second system, we or the vessel-operating subsidiary will be subject to a 30 percent branch-level tax on earnings that are effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by a United States trade or business.

At present, we do not expect that any of the United States-source international transportation income to be derived by us or by our vessel-operating subsidiaries will be effectively connected with the conduct of a United States trade or business. Accordingly, we expect that any United States-source international transportation income that does not qualify for the reciprocal exemption would be subject to the four percent tax on such gross income. If the manner in which we conduct our operations were to change, our international transportation income could come to be treated as effectively connected with a U.S. trade or business, in which case, if the reciprocal exemption were not available, it would be subject to tax under the second system described above, rather than subject to a four percent gross income tax.

Based on the current and projected operations of our vessels, we believe that less than 30% of the aggregate gross income of our vessel-operating subsidiaries will be treated as United States-source income subject to the four-percent tax if our vessel-operating subsidiaries do not qualify for the benefits of the reciprocal exemption. Changes in the itineraries of our vessels or other changes in the amount, source or character of our income could affect the amount of income that would be subject to United States tax in future years.

United States Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, the excess generally will be treated as capital gain.

Qualifying dividends received by individuals in taxable years beginning prior to January 1, 2009 are eligible for taxation at capital gains rates (currently 15% for individuals not eligible for a lower rate). We are a non-United States corporation. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code.

Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above (for taxable years beginning before January 1, 2009) as investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive income (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of United States Holders, financial services income (which will be treated as “general category income” for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2009, special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

Sale or Exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares to a person other than Tsakos Energy Navigation Limited (or certain related entities), a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

Passive Foreign Investment Company Considerations

PFIC Classification. Special and adverse United States tax rules apply to a United States holder that holds an interest in a PFIC. In general, a PFIC is any foreign corporation, if (1) 75 percent or more of the gross income of the corporation for the taxable year is passive income (the “PFIC income test”) or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50 percent (the “PFIC asset test”). In applying the PFIC income test and the PFIC asset test, a corporation that owns, directly or indirectly, at least 25 percent by value of the stock of a second corporation must take into account its proportionate share of the second corporation’s income and assets.

If a corporation is classified as a PFIC for any year during which a United States person is a shareholder, then the corporation generally will continue to be treated as a PFIC with respect to that shareholder in all succeeding years, regardless of whether the corporation continues to meet the PFIC income test or the PFIC asset test, subject to elections to recognize gain that may be available to the shareholder.

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that we were treated as a PFIC for our taxable year beginning January 1, 2004 or that we will be treated as a PFIC for our taxable year beginning January 1, 2005 or for any future taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the IRS may disagree with the conclusion that that time and voyage charters do not give rise to passive income for purposes of the PFIC income test. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our taxable year beginning January 1, 2004 or for any subsequent taxable year.

Consequences of PFIC Status. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares and (2) distributions on our common shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period. A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares and gain realized on the sale of common shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares from a decedent (other than a decedent that was, for United States federal income tax purposes, a nonresident alien at all times during such decedent’s holding period in the common shares) prior to 2010 generally will not receive a stepped-up basis in the common shares. Instead, the United States holder will have a tax basis in the common shares equal to the lower of the fair market value of the common shares and the decedent’s basis.

QEF Election. In some circumstances, a United States holder may avoid the unfavorable consequences of the PFIC rules by making a QEF election with respect to us. A QEF election effectively would require an electing United States holder to include in income currently its pro rata share of our ordinary earnings and net capital gain. However, a United States holder cannot make a QEF election with respect to us unless we comply with certain reporting requirements and we currently do not intend to provide the required information.

Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. Under recently promulgated regulations, the common shares will be treated as marketable stock for a calendar year if the common shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares for that year, regardless of whether the United States holder actually sells the common shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

You are urged to consult your own tax advisor regarding our possible classification as a PFIC, as well as the potential tax consequences arising from the ownership and disposition, directly or indirectly, of interests in a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about its public reference rooms. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as the Company, that file electronically with the Securities and Exchange Commission without charge at a Web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, material filed by Tsakos Energy Navigation can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Our risk management policy. Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with creditworthy counter parties to minimize our exposure to these risks. As part of our efforts to manage our risk, we have in the past entered into derivative contracts for both hedging and, periodically, trading purposes.

In August 2001, we created a Risk Committee, which is comprised of our finance director and a standing committee of the board of directors. The primary role of the Risk Committee is to:

•	continuously review and assess all activities that may generate exposure to risk and ensure we are taking appropriate measures;

•	ensure that our policies and procedures for evaluating and managing risks are effective and do not significantly increase overall risk; and

•	assess the effectiveness of derivative contracts and recommend, if necessary, the early termination of any contract.

Our risk management policy provides for the following procedures:

•	All recommendations to enter into a derivative contract must originate either from qualified officers or directors of the company or from equivalent specialized officers of our technical manager;

•	All recommendations to enter into a derivative contract must be reviewed by a combined team of officers and advice is taken, as applicable, from third-party sources (e.g., our bankers, other banks, bunker brokers, insurers, etc.);

•	Any recommendation must be formalized into a specific proposal which defines the risks to be managed, the action to be implemented, and the benefits and potential risks of the proposed derivative contract, which proposal shall be presented to the risk committee; and

•	All derivative contracts must be approved by the Risk Committee and the board of directors.

Interest rate risk

In July 2001, we entered into:

•	two interest rate swap agreements having two year terms (expired in July 2003) with notional amounts of $15 million and $30 million, respectively; and

•	two interest rate swap agreements having three year terms (expired July 2004 and August 2004) with notional amounts of $80 million and $20 million respectively.

The first two agreements, amounting to a notional amount of $45 million, related to a secured credit facility which had an outstanding balance at the time of their expiry in July 2003, of $44.9 million. The other two agreements, with notional amounts totaling $100 million, relate to a secured credit facility which had an outstanding balance of $140.6 million by the time of their expiry in August 2004. Under U.S. generally accepted accounting principles, these swap arrangements did not meet hedging criteria and, therefore, the change in fair value of these swap agreements was reflected in the Company’s statement of income. The fair value may be defined as the amount by which the present value of all future variable rate payments differs from the present value of all the future fixed rate payments. As at December 31, 2002, this difference amounted to negative $7.2 million, of which $3.8 was charged in 2002 and $3.4 million in 2001. However, in 2003, due to the expiry of two of the swaps in July 2003, and partly because of the expectation of increasing rates, there was a net reversal of these charges by $3.5 million, leaving a negative balance of $3.7 million at December 31, 2003, all of which was reversed by August 2004, by which time the remaining two swaps had expired

During 2002, the board of directors passed a resolution providing that all future interest rate swaps to be entered into by the Company must conform to hedging criteria. All changes in fair value for such swaps would be reflected in the statement of shareholders’ equity and not the income statement.

New swaps

1. On December 19, 2002, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 21, 2003 and expiring January 21, 2008. The notional amount of the swap is $50 million and it was initially accounted for as a hedge of the Company’s variable interest rate payments primarily on $47.2 million of a syndicated loan. However, following the repayment of the main loan in May 24, the swap was not effectively re-designated to any other loan and consequently ceased to qualify for hedge accounting as of that date. As a consequence, its accumulated negative change in fair value of $861 thousand as of the date of the loan repayment was transferred out of other comprehensive income and was reclassified in interest and finance costs, net in the income statement. Similarly, the negative change in fair value since the date of the loan repayment, amounting to $353 thousand, has been charged directly to interest and finance costs, net in the income statement. In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. In addition, if LIBOR is 2.0% or below, or 3.75% or below, on the swap fixing dates during 2004, 2005, 2006, or 2007, respectively, the Company pays interest at a rate of 4.0%.

2. On March 28, 2003, the Company entered into a five-year interest rate swap with a chance range agreement, effective for the period commencing May 9, 2003 and expiring May 9, 2008. The notional amount of the swap is $20 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $20 million of a syndicated loan which had an outstanding balance of $26.1 million on March 31, 2005. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%. From May 9, 2004 to 2005, if LIBOR is below 4.5%, but above 1.75%, the Company will pay LIBOR. If LIBOR is at 1.75% or below, up to May 9, 2005, then the Company will pay 3.9%. From May 9, 2005 to 2008, if LIBOR is below 4.5% and above 2.5%, the Company will pay LIBOR, unless LIBOR is at or below 2.5%, in which event the Company will pay 4.5%. The fair value of this swap agreement at December 31, 2004 was a negative $56 thousand and was reflected as a liability and component of shareholders’ equity in “other comprehensive loss” in our balance sheet.

3. On April 2, 2003, the Company entered into a five-year interest rate collar swap, effective for the period commencing July 30, 2003 and expiring July 30, 2008. The notional amount of the swap is $21.5 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $21.5 million of a syndicated loan which had an outstanding balance of $27.7 million on March 31, 2005. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%. Between July 30, 2004 and 2005, if LIBOR is at or below 1.75%, the Company will pay 4%. From July 30, 2005 to 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% when the Company will pay 4.5%. The fair value of this swap agreement at December 31, 2004 was a negative $47 thousand and was reflected as a liability and component of shareholders’ equity in “other comprehensive loss” in our balance sheet.

4. On July 8, 2003, the Company entered into a five-year interest rate collar swap agreement, effective for the period commencing January 21, 2004 and expiring January 21, 2009. The notional amount of the swap is $ 35.99 million. It is accounted for as a hedge of the Company’s variable interest rate payments on $17.5 million of a loan which had an outstanding balance of $47.0 million on March 31, 2005 and on $17.6 million of a loan which had an outstanding balance of $23.2 million on March 31, 2005, plus $0.9 million as part of a further loan. A cap at 4% plus spread is in place throughout the five year period. A floor at 3.5% plus spread is only activated during the four years commencing July 8 2004 if LIBOR is below 1.6% during the year commencing July 8, 2004, 2.75% in the three years commencing July 8, 2005. The fair value of this swap agreement at December 31, 2004 was a positive $252 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

5. On July 11, 2003, the Company entered into a five-year interest rate collar swap agreement, effective for the period commencing July 21, 2003 and expiring July 21, 2008. The notional amount of the swap is $33.84 million for the first 4 years and $24.0 million for another one year. It is accounted for as a hedge of the Company’s variable interest rate payments on $33.84 million of a loan which had an outstanding balance of $39.6 million on March 31, 2005. A cap at 3.925% plus spread is in place throughout the five-year period. A floor at the same rate is only activated during the four years commencing July 11, 2004 if LIBOR is below 1.55% during the year commencing July 11, 2004, 2.3% in the year commencing July 11, 2005, and 2.6% in the two years commencing July 11, 2006.

The fair value of this swap agreement at December 31, 2004 was a positive $202 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

6. On April 2, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing April 6, 2004. The notional amount of the swap, which declines in relation to the loan, was initially $40 million and $37.8 million at December 31, 2004 and is currently $ 35.5 million. It is accounted for as a hedge of the Company’s variable interest rate payments on a loan which had an outstanding balance of $35.5 million on March 31, 2005. A cap at 2% is in place throughout the five year period. If 12 month LIBOR is at or above 3.55% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 4.55% in the second year, 5.0% in the third year, 5.5% in the fourth year or 6.0% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2004 was a positive $359 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

7. On June 16, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing September 17, 2004. The notional amount of the swap, which declines in relation to the loan, was $24.5 million initially and at December 31, 2004 and is currently $23.5 million. It is accounted for as a hedge of the Company’s variable interest rate payments on a loan which had an outstanding balance of $23.5 million on March 31, 2005. A cap at 2.75% is in place throughout the five year period. If 12 month LIBOR is at or above 4.25% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 5.0% in the second year, 6.0% in the third year, 6.25% in the fourth year or 6.5% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2004 was a positive $230 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

8. On June 17, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing September 9, 2004. The notional amount of the swap, which declines in relation to the loan, was $24.5 million initially and at December 31, 2004 and is currently $ 23.8 million. It is accounted for as a hedge of the Company’s variable interest rate payments on a loan which had an outstanding balance of $23.8 million on March 31, 2005. A cap at 3% is in place throughout the five year period. If 12 month LIBOR is at or above 4.10% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 5.0% in the second year, 5.3% in the third year, and 6.0% in the fourth year or between 6.25 and 6.5% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2004 was a positive $58 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

9. On June 17, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing September 9, 2004. The notional amount of the swap, which declines in relation to the loan, is $ 23.6 million. It is accounted for as a hedge of the Company’s variable interest rate payments on a loan which had an outstanding balance of $23.6 million on March 31, 2005. A cap at 3% is in place throughout the five year period. If 12 month LIBOR is at or above 4.25% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 5.0% in the second year, 5.25% in the third year, 5.75% in the fourth year or between 6.05 and 6.3% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2004 was a positive $137 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

As of March 31, 2005, we had $379.1 million of long-term variable rate debt outstanding under our secured credit facilities. The earnings and cash flow impact for the next year resulting from a one-percentage point increase in interest rates would be a reduction of $3.79 million. This is based on the current debt outstanding and current amortization schedule, without taking into account the swap arrangements discussed above.

We currently have $219.5 million in effective hedging swaps and a further $50 million in interest rate swaps that do not currently meet hedging criteria. The annualized impact in terms of swap related interest payable resulting from a one-percentage point increase in interest rates would be a decrease of approximately $1.8 million in earnings and cash flow. The annualized impact resulting from a one-percentage point decrease in interest rates would be a decrease of approximately $5.8 million in earnings and cash flow.

Foreign exchange rate fluctuation

The international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in euros. During fiscal 2004, approximately 25% of the total of our vessel and voyage costs, overhead and dry-dock expenditures were denominated in Euro. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. To date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had significant risk exposure to foreign currency fluctuations.

Inflation

Although inflation has had a moderate impact on operating expenses, drydocking expenses and corporate overhead, our management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, if inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this annual report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francis T. Nusspickel and D. John Stavropoulos, whose biographical details are included in Item 6, each qualifies as an audit committee financial expert as defined under current SEC regulations and each is independent in accordance with the listing standards of the New York Stock Exchange.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece.

Item 16C.	Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2004 and 2003.

The chart below sets forth the total amount billed to us by Ernst & Young for services performed in 2004 and 2003 and breaks down these amounts by the category of service (in Euros).

	2003	2004
Audit fees	214,104	191,475
Audit-Related fees	24,000	33,120
Tax fees	—	18,000
All other fees	—	—

Total fees	238,104	242,595

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2004 and 2003 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC matters).

Audit-Related Fees

The audit-related fees include the aggregate fees billed for certain accounting consultations and other work which are not reported under audit services.

Tax Fees

The Ernst & Young office in Columbus, Ohio, United States provided tax services for 2004, by assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2003. None of the declarations indicated a tax liability. Ernst & Young did not provide any tax services for 2003.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2004 and 2003.

Pre-approval Policies and Procedures

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The Chairman of the Audit Committee or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Reference is made to pages F-1 through F-31 incorporated herein by reference.

Item 19.	Exhibits.

Number	Description
1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited*

4.1	1998 Stock Option Plan of Tsakos Energy Navigation Limited*

4.2	Tsakos Energy Navigation Limited 2004 Incentive Plan†

4.3	Form of Management Agreement, dated May 30, 1996, between Tsakos Energy Navigation Limited (formerly MIF Limited) and Tsakos Energy Management Limited (formerly Absolute Navigation Limited), as amended on June 5, 1998 as further amended*

4.4	Form of Amended Management Agreement, dated September 28, between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited

8	List of subsidiaries of Tsakos Energy Navigation Limited

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of Finance Director and Chief Accounting Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Finance Director and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.

†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ NIKOLAS P. TSAKOS
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 15, 2005

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

■ ERNST & YOUNG (HELLAS)	■ Telephone: +30-210 28 86 000
Certified Auditors - Accountants S.A.	Telefax: +30-210 28 86 905
11th klm National Road Athens - Lamia
GR-144 51 Metamorphosi, Greece

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED, and subsidiaries (“the Company”), as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and its subsidiaries at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Athens, Greece

March 11, 2005.

■	Thessaloniks:	4, Polytechniou Street
546 26 Thessaloniki:
	Telephone:	2310 512 515, fax: 2310 512 487

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2004

(Expressed in thousands of United States Dollars – except share data)

	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$86,813	$116,922
Cash, restricted	—	1,453
Receivables-
Trade accounts receivable, net	13,401	20,206
Insurance claims	2,749	1,282
Due from related company (Note 4)	3,836	5,173
Advances and other	5,586	3,828

	25,572	30,489

Inventories (Note 5)	3,381	4,059
Prepaid insurance and other	1,205	2,347

Total current assets	116,971	155,270

INVESTMENTS (Note 3)	—	10,000
FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 6)	33,420	121,260
Vessels (Notes 7 and 9)	800,870	805,148
Accumulated depreciation (Note 7)	(146,208)	(168,874)

Vessels’ Net Book Value	654,662	636,274

Total fixed assets	688,082	757,534

DEFERRED CHARGES, net (Note 8)	20,454	15,184

Total assets	$825,507	$937,988

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$41,602	$39,693
Accounts payable-
Trade	15,609	14,937
Due to related companies	3,326	2,657
Other	1,825	1,454

	20,760	19,048

Accrued liabilities	6,112	8,632
Accrued bank interest	2,276	2,653
Financial Instruments - Fair value (Note 12 and 17)	5,097	78
Unearned revenue	3,611	6,435
Deferred Income, current portion (Note 11)	4,005	4,005

Total current liabilities	83,463	80,544

LONG-TERM DEBT, net of current portion (Note 9)	411,018	325,471

DEFERRED INCOME, net of current portion (Note 11)	16,457	12,452

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 shares authorized at December 31, 2003 and 2004; 17,151,623 and 20,175,536 issued and outstanding at December 31, 2003 and 2004, respectively	17,152	20,176
Additional paid-in capital (Notes 10 and 13)	203,631	282,451
Other comprehensive income/(loss)	(1,431)	1,136
Retained earnings	95,217	215,758

Total stockholders’ equity	314,569	519,521

Total liabilities and stockholders’ equity	$825,507	$937,988

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

	2002	2003	2004
VOYAGE REVENUES (Note 1):	$130,004	$241,365	$318,278

EXPENSES:
Commissions (Note 4b)	6,364	11,296	13,065
Voyage expenses	25,125	48,152	42,109
Charter hire expense	7,713	13,146	24,341
Vessel operating expenses (Notes 4b, 4c, 4d and 15)	32,347	49,949	53,900
Depreciation (Note 7)	24,429	32,877	35,377
Impairment loss (Notes 7 and 8)	10,781	—	—
Amortization of deferred charges (Note 8)	4,315	7,835	8,753
Provision for doubtful receivables	—	700	933
Management fees (Note 4a)	3,239	4,470	5,328
General and administrative expenses (Note 4e)	1,261	2,415	3,099
Management incentive award (Note 4a)	—	—	2,500
Foreign currency losses	84	389	185
Amortization of deferred gain on sale of vessels (Note 11)	—	(541)	(3,167)
Gain on sale of vessels, net (Note 7)	—	—	(13,608)

Operating income	14,346	70,677	145,463

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net (Note 7)	—	—	7,757
Interest and finance costs, net (Notes 9 and 12)	(11,385)	(12,372)	(10,135)
Interest Income	736	387	761
Share of profits of joint venture (Note 2(m))	197	602	—
Other, net	—	(242)	(556)

Total other income (expenses), net	(10,452)	(11,625)	(2,173)

Net Income	$3,894	$59,052	$143,290

Earnings per share, basic (Note 14)	$0.25	$3.45	$7.53

Earnings per share, diluted (Note 14)	$0.25	$3.44	$7.51

Weighted average number of shares, basic	15,717,065	17,134,347	19,034,727

Weighted average number of shares, diluted	15,854,904	17,187,859	19,080,975

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars – except share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)		Total Stock- Holders’ Equity
BALANCE, January 1, 2002		$9,629	$108,603	$52,836	$		171,068
Net income	3,894			3,894			3,894
- Issuance of common stock		7,350	102,900				110,250
- Expenses related to the issuance of common stock			(9,868)				(9,868)
- Issuance of common stock on acquisition of shares in LauriTen Ltd. (Note 2m)		217	3,033				3,250
- Repurchase and cancellation of common stock (172,800 shares)		(173)	(1,806)				(1,979)
- Cash dividends declared and paid ($ 0.50 per share)				(8,542)			(8,542)
- Fair value of financial instruments	(629)					(629)	(629)

Comprehensive income	$3,265

BALANCE, December 31, 2002		$17,023	$202,862	$48,188		$(629)	$267,444

Net income	59,052			59,052			59,052
- Exercise of stock options (Note 10)		269	2,421				2,690
- Repurchase and cancellation of common stock (140,100 shares)		(140)	(1,652)				(1,792)
- Cash dividends declared and paid ($ 0.70 per share)				(12,023)			(12,023)
- Fair value of financial instruments	(802)					(802)	(802)

Comprehensive income	$58,250

BALANCE, December 31, 2003		$17,152	$203,631	$95,217		$(1,431)	$314,569

Net income	143,290			143,290			143,290
- Issuance of common stock		2,875	78,143				81,018
- Expenses related to the issuance of common stock			(926)				(926)
- Exercise of stock options (Note 10)		149	1,603				1,752
- Cash dividends declared and paid ($ 1.20 per share)				(22,749)			(22,749)
- Fair value of financial instruments	1,706					1,706	1,706
- Reclassification of losses on undesignated cash flow hedges (Note 12)	861					861	861

Comprehensive income	145,857

BALANCE, December 31, 2004		$20,176	$282,451	$215,758		$1,136	$519,521

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

	2002	2003	2004
Cash Flows from Operating Activities:
Net income	$3,894	$59,052	$143,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,429	32,877	35,377
Impairment loss	10,781	—	—
Amortization of deferred dry-docking costs	4,315	7,835	8,753
Amortization of loan fees	286	686	368
Amortization of deferred income	(838)	(1,379)	(4,005)
Change in fair value of interest rate swaps	3,822	(3,543)	(2,452)
Share of profits in joint venture	(197)	(602)	—
Payments for dry-docking	(8,265)	(15,114)	(3,632)
Gain on sale of vessels, net	—	—	(21,365)
(Increase) Decrease in:
Receivables	(12,589)	(1,052)	(4,917)
Inventories	(1,847)	(106)	(678)
Prepaid insurance and other	153	78	(1,142)
Increase (Decrease) in:
Accounts payable	7,185	3,572	(1,712)
Accrued liabilities	1,412	272	2,897
Unearned revenue	204	1,608	2,824

Net Cash from Operating Activities	32,745	84,184	153,606

Cash Flows from Investing Activities:
Advances for vessels under construction	(39,771)	(32,096)	(95,923)
Vessel acquisitions and/or improvements	(210,898)	(186,775)	(70,377)
Payments for investments in joint venture	(7,130)	(36)	—
Return of investment in joint venture	—	11,216	—
Investments	—	—	(10,000)
Proceeds from sale of vessels, net	—	108,854	83,637
Restricted cash	815	7,000	(1,453)

Net Cash used in Investing Activities	(256,984)	(91,837)	(94,116)

Cash Flows from Financing Activities:
Proceeds from long-term debt	185,371	159,910	40,000
Financing costs	(716)	(751)	(1,020)
Payments of long-term debt	(43,877)	(93,242)	(127,456)
Proceeds from public offering, net of related issuance costs	100,382	—	80,092
Proceeds from exercise of stock options	—	2,690	1,752
Cash dividend	(8,542)	(12,023)	(22,749)
Repurchase and cancellation of common stock	(1,979)	(1,792)	—

Net Cash from (used in) Financing Activities	230,639	54,792	(29,381)

Net increase in cash and cash equivalents	6,400	47,139	30,109
Cash and cash equivalents at beginning of year	33,274	39,674	86,813

Cash and cash equivalents at end of year	$39,674	$86,813	$116,922

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of TSAKOS ENERGY NAVIGATION LIMITED (the “Holding Company”) and its wholly owned subsidiaries (collectively, the “Company”). The Company owns and operates a fleet of crude and product oil carriers providing worldwide marine transportation services under long, medium or short-term charters.

The Holding Company’s shares are listed on the New York Stock Exchange, the Oslo Børs and the Bermuda Stock Exchange.

The Holding Company is the sole owner of all outstanding shares of the companies listed below:

(a)	Ship-owning companies with vessels in operation:

Company	Country of Incorporation	Date of Incorporation	Vessel Name	Dwt	Year Built
VLCC
Oak Shipping Co. Ltd.	Liberia	October 10, 1997	Millennium	301,171	1998
Avra Trading Co. Ltd.	Liberia	February 3, 2003	La Madrina	299,700	1994
Suezmax
Romeo Shipping Company	Liberia	November 4, 1999	Silia T	164,286	2002
Limited
Figaro Shipping Company Limited	Liberia	November 4, 1999	Triathlon	164,445	2002
Aframax
Soumelia Marine Co. Ltd.	Cyprus	February 12, 1996	Panos G.	86,983	1981
Dimena Shipping Co. Ltd.	Cyprus	August 3, 1993	Tamyra	86,843	1983
Grevia Marine Co. Ltd.	Cyprus	October 10, 1996	Vergina II	96,709	1991
Seaport Shipping Corp.	Liberia	August 22, 1997	Athens 2004	107,181	1998
Kingsbridge Shipping Co. Ltd.	Liberia	October 10, 1997	Maria Tsakos	107,181	1998
Azimuth Shipping Company Ltd.	Liberia	August 23, 2000	Opal Queen	107,181	2001
Bosphorus Shipping Co. Ltd.	Liberia	August 23, 2000	Marathon	107,181	2003
Oceana Shipping Company Ltd.	Liberia	March 1, 2002	Parthenon	107,018	2003
Panamax
Horizana Shipping Co. Ltd.	Malta	March 11, 1994	Bregen	68,157	1989
Fortitude Shipping Co. Ltd.	Malta	January 21, 1994	Hesnes	68,157	1990
Klera Navigation Co. Ltd.	Cyprus	October 10, 1996	Victory III	68,160	1990
Magnum Faith S.A.	Panama	January 7, 1998	Inca	68,439	2003
Status Fame S.A.	Panama	May 24, 2001	Maya	68,439	2003
Sea Mayfair S.A.	Panama	June 13, 2001	Aztec	68,439	2003
Ergo Glory S.A.	Panama	July 16, 2001	Andes	68,439	2003
Handymax product carrier
Divino Maritime Co. Ltd.	Cyprus	December 3, 1997	Dion	40,302	1984
Estoril Maritime Co. Ltd.	Cyprus	December 3, 1997	Pella	40,231	1985
Jersey Shipping Co. Ltd.	Liberia	April 23, 1999	Libra	41,161	1988
Annapolis Shipping Co. Ltd.	Liberia	April 23, 1999	Crux	41,161	1987

				2,376,964

(b)	Companies with chartered-in vessels:

Essex Shipping Co. Ltd. was formed under the laws of Liberia on April 23, 1999 and became the charterer of the 1999 built Olympia, a double-hull aframax (Dwt 107,181) after her sale by West Point Shipping Co. Ltd. (a subsidiary of the Holding Company), as further described in Note 11.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

1.	Basis of Presentation and General Information (continued)

Juliet Shipping Company Limited and Rigoletto Shipping Company Limited were formed under the laws of Liberia on November 4, 1999 and were the former owners of the double-hull 2002 built suezmax vessels Decathlon (Dwt 164,274) and Pentathlon (Dwt 164,235) respectively. The vessels were sold during 2003 and chartered-back by the former owners for a minimum period of five years as further described in Note 11. The vessels were re-named by the new owners Cape Baker and Cape Balboa respectively.

(c)	Ship-owning companies with vessels under construction:

Company	Date of Incorporation	Proposed Vessel Name	Expected Delivery	Dwt
		Handysize
World Excellence S.A.	January 4, 2003	Didimon (Hull 3237)	2005	37,000
Oceanic Glory S.A.	January 3, 2003	Dionisos (Hull 339)	2005	37,000
Apollo Honour S.A.	February 26, 2003	Antares (Hull 345)	2006	36,660
Fortune Faith S.A.	August 29, 2003	Arion (Hull 346)	2006	36,660
Victory Faith S.A.	February 2, 2004	Andromeda (Hull 347)	2007	36,660
Victory Spirit S.A.	February 2, 2004	Aegeas (Hull 348)	2007	36,660
		Aframax
Victory Mare S.A.	July 13, 2004	TBN (Hull 1328)	2007	105,000
Universal Reserve S.A.	July 30, 2004	Yerotsakos (Hull 1224)	2005	113,000
		Suezmax
Apollo Glory S.A.	February 26, 2003	Eurochampion 2004 (Hull 1617)	2005	164,000
Apollo Excellence S.A.	February 26, 2003	Euroniki (Hull 1618)	2005	164,000
Activity Excellence S.A.	May 22, 2003	Archangel (Hull 1619)	2006	162,400
Worldwide Overseas S.A.	July 2, 2003	Alaska (Hull 1620)	2006	162,400
Mercury Emerald S.A.	November 11, 2003	Arctic (Hull 1708)	2007	162,400
Powerful Shipping S.A.	January 28, 2004	Antarctic (Hull 1709)	2007	162,400
		LNG Carrier
Sea Optima S.A.	March 12, 2004	TBN (Hull 1754)	2007	73,800

				1,490,040

All the above companies are incorporated in Panama.

(d)	Subsidiary companies with discontinued operations:

Company	Country of Incorporation	Date of Incorporation	Year Discontinued Operations
Meandros Shipping Co. Ltd.	Cyprus	July 8, 1993	1995
Maritime Investment Finance Ltd.	Liberia	August 25, 1993	1996
Koroni Shipping Co. Ltd.	Liberia	August 25, 1993	1998
Kavalla Shipping Co Ltd.	Liberia	August 25, 1993	1998
Capias Pte Ltd.	Singapore	December 6, 1994	1999
West Point Shipping Co. Ltd.	Liberia	January 4, 1996	1999
Bordeaux Shipping Company Ltd.	Liberia	March 1, 2002	2002
Mediterranean Fame S.A. (Delos)	Panama	July 5, 2002	2004
Malgara Marine Co. Ltd. (Liberty)	Cyprus	October 10, 1996	2004
Noble Shipping Enterprises Inc. (Toula Z.)	Liberia	April 15, 1997	2004

In June 2004, the new building Delos was delivered to the ship-owning company Mediterranean Fame S.A. and was immediately sold as also discussed in Notes 6 and 7. As also discussed in Note 7, during 2004, the vessels Liberty and Toula Z. were also sold.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

1.	Basis of Presentation and General Information (continued)

Companies with discontinued operations are retained in the consolidation until all outstanding balances and claims are cleared.

At December 31, 2004, of the vessels in operation (including the three chartered-in vessels), thirteen were flying the Greek flag, seven the Cypriot flag, two the Maltese flag, two the Panamanian flag and two the Marshall Islands flag.

Gross revenues for the years ended December 31, 2002, 2003 and 2004, included revenues derived from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

Charterer	2002	2003	2004
A	10%	Under 10%	Under 10%
B	24%	17%	19%

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and include the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact business. The accounting books of the Holding Company and its wholly owned subsidiaries are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents. Minimum cash deposits required to be maintained with banks for loan compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as restricted cash.

(e)	Receivables – Trade Accounts Receivable: The amount shown as Receivables – Trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts ($ 700 and $ 1,378 as of December 31, 2003 and 2004, respectively).

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(f)	Investments: Investments in structured notes represent investment products offered by various financial services providers whose return is linked with changes in various market indices, with a guarantee of the return of the principal invested providing the instruments are not sold prior to maturity. These investments are carried at fair value and changes in their fair value are recorded through earnings.

(g)	Accounts Payable – Trade: The amount shown as Accounts Payable – Trade at each balance sheet date includes payables to suppliers of dry-docking services, port services, bunkers, insurance and other goods and services payable directly by the Company.

(h)	Insurance Claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. The classification of insurance claims into current and non-current assets is based on management expectations as to their collection dates.

(i)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method, except for stores, the cost of which is determined based on last invoice cost.

(j)	Vessels’ Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise they are charged to expenses as incurred.

(k)	Impairment of Long-lived Assets: Management reviews the carrying amount of the owned vessels whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the excess of the carrying amount over the fair value of the asset as determined by third parties. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company’s vessels, as of December 31, 2003 and 2004 indicated there was no impairment loss at those dates.

(l)	Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value (U.S. Dollars 180 per Lwt). Management estimates the useful life of each of the Company’s vessels to be 25 years, consistent with industry practice and taking into account new international maritime regulations concerning the early phase out of non-double hull vessels.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(m)	Investment in Joint Venture: In 2002, the Company acquired a 50% participating interest in a joint venture company (LauriTen Ltd.), which owned four separate companies each of which owned a small LPG carrier. The joint venture was accounted for using the equity method whereby the investment was carried at the Company’s original cost plus its share of undistributed earnings. A decision was taken in August 2003 not to extend the joint venture agreement and consequently, in accordance with the original agreement, the joint venture expired on August 31, 2003. The partner who acquired the Company’s share of the joint venture returned the Company’s initial investment in the joint venture together with the Company’s proportionate share of the joint venture’s cumulative net income.

(n)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next special survey becomes due.

(o)	Loan Fees: Fees incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

(p)	Accounting for P&I Back Calls: The vessels’ Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the accompanying consolidated balance sheets.

(q)	Pension and Retirement Benefit Obligations - Crew: The crews on board the Company’s vessels serve under short-term contracts (usually up to nine months) and accordingly, the Company is not liable for any pension or post retirement benefits.

(r)	Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Vessel operating expenses and charter hire expense are accounted for on an accrual basis. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed upon formula and are recorded as Revenues in the consolidated statements of income. As at the reporting date, revenues from variable hire arrangements are recognized to the extent the amounts are fixed and determinable at that date.

(s)	Repairs and Maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in vessel operating expenses in the accompanying consolidated statements of income, amounted to $3,862, $6,046, and $4,721 in the years ended December 31, 2002, 2003 and 2004, respectively.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(t)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(u)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(v)	Interest Rate Swap Agreements: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. The gains or losses on these instruments are reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedged transaction affects earnings. During 2000 and 2001, the Company entered into interest rate swap agreements that did not qualify for hedge accounting. However, the last remaining two of these expired in July 2004, and the fair value of these agreements and changes therein are recognized in the consolidated balance sheets of December 31, 2003 and statements of income for the years ended December 31, 2002, 2003 and 2004. During 2002, 2003 and 2004, the Company entered into interest rate swap agreements that qualified for effective designated hedge accounting. Accordingly, the fair value of these swap agreements and changes therein are recognized in the consolidated balance sheets and other comprehensive income/(loss).

The off-balance sheet risk in outstanding swap agreements involves the risk of a counterparty not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements. (See also Notes 11, 12 and 17 for other disclosures related to derivative instruments).

(w)	Accounting for Leases: Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense over the lease term.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(x)	Accounting for Stock-Based Compensation: In 1998, the Company’s Board of Directors approved a Stock Option Plan providing for granting of stock options to directors and officers of the Company as well as to employees of the related companies discussed in Note 4. The plan contains performance requirements and the options granted are accounted for in accordance with the provisions of SFAS No. 123 and EITF 96-18 using the fair value method wherein costs equivalent to the value of such options are recognized over the performance (vesting) period. The Company uses the fair value method to account for this stock based compensation (See note 10).

Furthermore, in 2004, the shareholders approved a share-based incentive plan providing for granting of stock options or other share-based awards to directors and officers of the Company as well as to employees of the related companies discussed in Note 4. As of December 31, 2004, no awards have been granted under this plan.

FASB Statement No. 123 (revised 2004): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement 123 “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No.95 “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123(R) using the modified prospective method.

The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with Statement 123. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. The Company does not anticipate that the adoption of Statement 123(R) will have a material impact on its results of operations, financial position or cash flows.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(y)	Reclassification of Prior Year Balances: Certain reclassifications have been made to the 2002 and 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements. Commissions were previously presented as a direct deduction to Voyage revenues ($6,364 in 2002 and $11,296 in 2003) and are presented in 2004 under Expenses in the consolidated income statements. Hire expense on chartered-in vessels was previously included in Voyage expenses ($7,713 in 2002 and $13,146 in 2003) and is presented separately in 2004 as ‘Charter hire expense’ under Expenses in the consolidated income statements. Foreign currency losses were previously presented under Other Expenses ($84 in 2002 and $389 in 2003) and are presented in 2004 under Expenses in the consolidated income statements. Amortization of deferred gain on sale of vessels was previously presented under Other Income ($0 in 2002 and $ 541 in 2003) and is presented in 2004 under Expenses in the consolidated income statements. As a consequence of these reclassifications, Voyage expenses have changed in 2002 from $32,838 to $25,125, and in 2003 from $61,298 to $48,152. Operating Income has changed in 2002 from $14,430 to $14,346, and in 2003 from $70,525 to $70,677, and Total other income (expenses) has changed in 2002 from $(10,536) to $(10,452), and in 2003 from $(11,473) to $(11,625).

3.	Investments

Investments consist of two Equity Index-Linked Structured Notes (the “Notes”), of $5,000 each, maturing in May 2007. The return on each of these Notes is linked to changes in the DJ Euro STOXX 50 Index and the NIKKEI 225 Index, respectively. The fair value of these Notes at December 31, 2004 approximated their cost, $10,000.

4.	Transactions with Related Parties

(a)	Tsakos Energy Management S.A.: The Company has a Management Agreement (“Management Agreement”) with Tsakos Energy Management (the “Management Company”), a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee of $15 per vessel from January 1, 2004 to June 30, 2004 for all vessels and $18 per owned vessel and $12.5 per chartered-in vessel from July 1, 2004 ($15 per vessel for all vessels in 2003 and 2002). Further to the management fee, the latest amendment to the management agreement made in September 2004, provides for an incentive award to the management company, which is at the absolute discretion of the Company. The award is associated with the Company’s annual return on equity, which, if less than 15%, the award is nil, while the maximum award being $2,500 applies to return on equity in excess of 25%. The 2004 return on equity is in excess of 25% and, therefore, the 2004 incentive award of $2,500 has been provided and is included in accrued liabilities in the accompanying December 31, 2004 consolidated balance sheet. The Company and Tsakos Energy Management have certain officers and directors in common. The president, chief executive officer and a director of the Company is also the sole stockholder of Tsakos Energy Management. Tsakos Energy Management may unilaterally terminate its management agreement with the Company at any time upon one year’s notice. In addition, if even one director was elected to the Company’s Board of Directors without having been recommended by the existing board, Tsakos Energy Management would have the right to terminate the Management Agreement on ten days’ notice. If Tsakos Energy Management terminates the agreement for this reason, the Company would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the Management Agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. This would result in a payment of approximately $60,000 as of December 31, 2004.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

4.	Transaction with Related Parties (continued)

Under the terms of the management agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board. Future management fees payable under this management agreement are as follows:

Year	Amount
2005	7,899
2006	8,196
2007	7,953
2008	8,658
2009 and thereafter	47,619

80,325

Under the terms of the Management Agreement, management fees for operating vessels for the years ended December 31, 2002, 2003 and 2004 amounted to $3,239, $4,470 and $5,328, respectively and are separately reflected in the accompanying consolidated statements of income. Also under the terms of the Management Agreement, Tsakos Energy Management provides supervisory services for the construction of new vessels for a monthly fee of $15 from January 1, 2004 to June 30, 2004 and $12.5 from July 1, 2004 except for the construction of the LNG carrier where the fee is raised to $18 ($15 all vessels in 2003 and 2002). These fees amounted to $1,337, $1,129 and $2,099 during the years ended December 31, 2002, 2003 and 2004, respectively. These fees are either accounted for as part of construction costs for delivered vessels or are included in Advances for Vessels under Construction (Note 6). The amount due from Tsakos Energy Management to the Company as of December 31, 2004 amounted to $2 ($242 was due to Tsakos Energy Management in 2003).

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management has appointed Tsakos to provide technical management to the Company’s vessels. Certain directors of Tsakos and of Tsakos Energy Management are family-related individuals. Certain directors of Tsakos are also shareholders of the Company. According to the technical management contract between Tsakos and Tsakos Energy Management, the Company has an obligation to pay most of the estimated monthly operating requirements of its fleet in advance directly to Tsakos. These advances amounted to $3,836 and $5,173 at December 31, 2003 and 2004 and are reported as amounts due from related company in the accompanying consolidated balance sheets.

Tsakos Energy Management, at its own expense, pays technical management fees to Tsakos, and the Company bears and pays directly to Tsakos most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels. Such expenses also include reimbursement of travel and subsistence costs of Tsakos personnel sent overseas to supervise repairs and perform inspections on Company vessels. Amounts for operating expenses are paid in advance and amounted to $29,850, $45,920 and $47,523 in the aggregate during the years ended December 31, 2002, 2003 and 2004, respectively. These expenses are included in vessel operating expenses in the accompanying consolidated statements of income.

Furthermore, Tsakos provides chartering services for the Company’s vessels by communicating with third party brokers to solicit, research and propose charters for the Company. For this service, the Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions for the years ended December 31, 2002, 2003 and 2004 totalled, $1,608, $3,627 and $4,078, respectively, and are included in Commissions in the accompanying consolidated statements of income. Commissions due to Tsakos by the Company amounted to $472 and $651 at December 31, 2003 and 2004 and are included in Accounts payable – Due to related companies in the accompanying consolidated balance sheets.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

4.	Transaction with Related Parties (continued)

Tsakos, at the consent of the Company, may sub-contract all or part of the technical management of any vessel to an other unrelated technical manager. As at December 31, 2004 one vessel, Tamyra, was assigned by Tsakos to an other unrelated technical manager.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk insurance through Argosy, a captive insurance company affiliated with Tsakos. In the years ended December 31, 2002, 2003 and 2004, the Company was charged by Argosy with insurance premiums of $1,995, $2,519 and $4,889, respectively, which are included in Vessels’ operating expenses in the accompanying consolidated statements of income. Insurance premiums payable to Argosy at December 31, 2003 and 2004 amounted to $2,482 and $1,437, respectively and are included in Accounts payable – Due to related companies in the accompanying consolidated balance sheets.

(d)	AirMania Travel S.A. (“AirMania”): Since June 2000, the Company uses an affiliated company, AirMania, for travel services. Travelling expenses for the years 2002, 2003 and 2004 amounted to $723, $975 and $1,343, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income. Amounts payable to Air Mania at December 31, 2003 and 2004 were $130 and $457, respectively and are included in Accounts payable – Due to related companies in the accompanying consolidated balance sheets.

5.	Inventories

	December 31,
	2003	2004
Bunkers	2,054	2,626
Lubricants	655	884
Other	672	549

	3,381	4,059

6.	Advances for Vessels under Construction and Acquisitions

The amounts shown in the accompanying consolidated balance sheets for the years ended December 31, 2003 and 2004 include payments to shipyards, supervision fees and capitalized interest, in accordance with the accounting policy in Note 2(j). In the case of acquisition of a vessel or existing construction contract between a third-party and a shipyard, the amounts also include payments to the seller.

	December 31,
	2003	2004
Advance payments on signing of contracts	28,267	78,818
Additional pre-delivery payments	3,873	35,897
Construction supervision fees	754	2,575
Capitalized interest	385	2,908
Other	141	1,062

	33,420	121,260

Capitalized interest includes $378 and $2,603 incurred within 2003 and 2004, respectively. One new vessel, the Delos, constructed at the Hyundai MIPO Shipyard of South Korea, was delivered to a subsidiary of the Holding Company, as disclosed in Note 1 (d) during 2004, at a total cost of $26,794 (including pre-delivery costs of $872). The vessel was sold immediately on delivery at a gain of $7,757 (Note 7). No other vessel under construction was delivered during 2004.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

6.	Advances for Vessels under Construction and Acquisitions (continued)

As at December 31, 2004 subsidiaries of the Holding Company, as disclosed in Note 1 (c), had under construction six handysize product carriers, six suezmaxes, two aframaxes and one LNG carrier. The total contracted amount for the fifteen vessels under construction is $766,603. Remaining scheduled payments as of December 31, 2004 are $222,865 in 2005, $173,205 in 2006 and $255,817 in 2007. Long-term bank loans have been arranged for the financing of four of the five deliveries in 2005, for all four deliveries in 2006 and for four of the six deliveries in 2007.

7.	Vessels

	Vessel Cost	Accumulated Depreciation	Net Book Value
December 31, 2001	453,604	(108,141)	345,463
Additions	210,898	—	210,898
Transfer from vessels under construction	30,816	—	30,816
Depreciation for the year	—	(24,429)	(24,429)
Elimination of accumulated depreciation due to impairment	(15,261)	15,261	—
Impairment adjustment	(9,605)	—	(9,605)

December 31, 2002	670,452	(117,309)	553,143
Additions	186,775	—	186,775
Transfer from vessel under construction	40,639	—	40,639
Disposals	(96,996)	3,978	(93,018)
Depreciation for the year	—	(32,877)	(32,877)

December 31, 2003	800,870	(146,208)	654,662
Addition	70,377	—	70,377
Transfer from vessels under construction	8,083	—	8,083
Disposals	(74,182)	12,711	(61,471)
Depreciation for the year	—	(35,377)	(35,377)

December 31, 2004	805,148	168,874	636,274

In December 2003, the Company entered into a contract to acquire the vessel M/T Maersk Estelle, a 299,700 dwt double-hull VLCC built in January 1994, for an amount of $51,500. An amount of $5,150 was paid as an advance. The balance of $46,350 was paid on delivery on January 28, 2004. The vessel was renamed La Madrina on delivery.

During May 2004, the Company sold the newly delivered handysize product carrier Delos for $35,700 and recognized a gain on sale of $7,757. During July 2004, the Company sold the 1981 built panamax tanker Liberty for $4,801 and recognized a gain on sale of $914. During December 2004, the Company sold the 1997 built aframax tanker Toula Z. for $45,700 and recognized a gain of $12,694. The total gain of $21,365 is shown as gain on sale of vessels in the accompanying consolidated statement of income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

7.	Vessels (continued)

Cost of vessels at December 31, 2003 and 2004 includes $23,512 and $23,578 respectively, of amounts capitalized in accordance with the accounting policy discussed in Note 2j above. Additions to cost for the years ended December 31, 2003 and 2004 include capitalized interest of $461 and $105 incurred during the years 2003 and 2004 respectively.

All the vessels operate under short-term or long-term time-charters, voyage charters, contracts of affreightment or within a pool arrangement, with the exception of the Millennium which, since her acquisition in 1998, has operated under a bareboat charter for a fifteen-year period ending September 2013. The charterparty provides that the charterer shall, at its own expense, operate (i.e. manning, victual, repair and insure) the vessel. At any time during the bareboat period, the Company may sell the vessel, upon charterer’s consent, at specified amounts and will pay the charterer the 50% of any excess of these amounts.

8.	Deferred Charges

	Dry-docking and Special Survey	Loan Fees	Total
December 31, 2001	8,890	1,016	9,906
Additions	8,265	716	8,981
Amortization	(4,315)	(286)	(4,601)
Impairment adjustment (Note 7)	(1,176)	—	(1,176)

December 31, 2002	11,664	1,446	13,110
Additions	15,114	751	15,865
Amortization	(7,835)	(686)	(8,521)

December 31, 2003	18,943	1,511	20,454
Additions	3,632	1,020	4,652
Amortization	(8,753)	(368)	(9,121)
Write-off on sale of vessels	(754)	(47)	(801)

December 31, 2004	13,068	2,116	15,184

Amortization for dry-docking and survey costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in interest and finance costs, net in the accompanying consolidated statements of income.

9.	Long-term Debt

	December 31,
Borrower	2003	2004
(a) Tsakos Energy Navigation Limited	154,016	110,110
(b) Tsakos Energy Navigation Limited	44,881	41,446
(c) Tsakos Energy Navigation Limited	27,875	26,125
(d) Tsakos Energy Navigation Limited	30,410	28,620
(e) Tsakos Energy Navigation Limited	65,700	—
(f) Tsakos Energy Navigation Limited	53,000	49,000
(g) Tsakos Energy Navigation Limited	25,188	23,563
(h) Tsakos Energy Navigation Limited	25,550	24,000
(i) Tsakos Energy Navigation Limited	26,000	24,550
(j) Tsakos Energy Navigation Limited	—	37,750

Total	452,620	365,164
Less - current portion	(41,602)	(39,693)

Long-term portion	411,018	325,471

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

9.	Long-term Debt (continued)

(a)	Loan: Balance of U.S. Dollar reducing revolving credit facility obtained in June 1998 to refinance previously outstanding loans, to partially finance the construction cost of the Maria Tsakos, and for working capital purposes. During 2004, amounts of $2,614 and $21,254 were prepaid respectively following the sales of the vessels Liberty and Toula Z. The balance of $110,110 at December 31, 2004 is repayable in four variable semi-annual installments through December 2006 and a balloon payment of $80,166 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 3.64%.

(b)	Loan: Balance of U.S. Dollar reducing revolving credit facility obtained in March 1999 to refinance a previously outstanding loan and to partially finance the construction cost of the Olympia. The balance of $41,446 at December 31, 2004 is repayable in four variable semi-annual installments through July 2006 and a balloon payment of $33,840 payable in December 2006. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 2.86%.

(c)	Loan: Balance of U.S. Dollar bank loan obtained in May 2002 to partially finance the acquisition cost of the Opal Queen. The balance of $26,125 at December 31, 2004 is repayable in nineteen equal semi-annual installments through May 2014 and a balloon payment of $9,500 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 3.65%. The agreement provides an option to the borrower to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange.

(d)	Loan: Balance of U.S. Dollar bank loan obtained in June 2002 to partially finance the acquisition cost of the Silia T. The balance of $28,620 at December 31, 2004 is repayable in sixteen equal semi-annual installments through June 2012 and a balloon payment of $14,300 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 3.18%.

(e)	Loan: Balance of U.S. Dollar reducing revolving credit facility obtained in four tranches between August 2002 and January 2003 to partially finance the acquisition costs of the Decathlon, Pentathlon, Triathlon and Marathon. On October 15, 2003, following the sale of the Decathlon, an amount of $22,590 was prepaid to the lending bank and on November 17, 2003, following the sale of the Pentathlon, an amount of $36,800 was prepaid to the bank. After an installment of $2,054 paid in 2004, on January 21, 2004, the balance of $36,558 relating to the Triathlon and $27,088 relating to the Marathon was prepaid. The credit facility available at December 31, 2004 is $61,656, which declines over the period through January 2013. The interest rate applicable on borrowings under this credit facility is based on LIBOR plus a spread.

(f)	Loan: Balance of U.S. Dollar bank loan obtained partly in January 2003 to partially finance the acquisition cost of the Maya and partly in March 2003 to partially finance the acquisition cost of the Inca. The balance of $49,000 at December 31, 2004 is repayable in seventeen equal semi-annual installments through July 2013 and a balloon payment of $15,000 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 2.63%.

(g)	Loan: Balance of U.S. Dollar bank loan obtained in May 2003 to partially finance the acquisition cost of the Aztec. The balance of $23,563 at December 31, 2004 is repayable in seventeen equal semi-annual installments through May 2013 and a balloon payment of $9,750 payable together with the last installment. The interest rate, based upon LIBOR plus a spread, at December 31, 2004 was 2.485%.

(h)	Loan: Balance of U.S. Dollar bank loan obtained in July 2003 to partially finance the acquisition cost of the Parthenon. The balance of $24,000 at December 31, 2004 is repayable in eighteen equal semi-annual installments through July 2013 and a balloon payment of $10,050 payable together with the last installment. The interest rate, based upon LIBOR plus a spread, at December 31, 2004 was 3.005%.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

9.	Long-term Debt (continued)

(i)	Loan: Balance of U.S. Dollar bank loan obtained in September 2003 to partially finance the acquisition cost of the Andes. The balance of $24,550 at December 31, 2004 is repayable in eighteen equal semi-annual installments through September 2013 and a balloon payment of $11,500 payable together with the last installment. The interest rate, based upon LIBOR plus a spread, at December 31, 2004 was 3.18%.

(j)	Loan: Balance of U.S. Dollar bank loan obtained in January 2004 to partially finance the acquisition cost of the La Madrina. The balance of $37,750 at December 31, 2004 is repayable in fifteen variable semi-annual installments through July 2012 and a balloon of $13,500 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 2.93%.

The weighted-average interest rates on the above executed loans for the applicable periods were as follows:

Year ended December 31, 2002	3.30%
Year ended December 31, 2003	2.50%
Year ended December 31, 2004	2.60%

Bank loan interest expense, net of capitalized interest, for the years ended December 31, 2002, 2003, and 2004 amounted to $7,955, $15,778 and $12,894, respectively, and is included in Interest and finance costs, net in the accompanying consolidated statements of income. Interest expense paid in 2002, 2003 and 2004 was $12,676, $15,726, $15,225, respectively.

The loans are secured as follows:

•	First priority mortgages* over the Tamyra, Dion, Pella, Libra, Crux, Bregen, Hesnes, Panos G., Vergina II, Victory III, Athens 2004, Maria Tsakos, Millennium, Opal Queen, Silia T, Maya, Inca, Aztec, Parthenon, Andes and La Madrina.

•	Assignments of earnings and insurance of the mortgaged vessels, and

•	Corporate guarantees of the ship-owning companies.

*	Individual loans are secured by a first priority mortgage in the vessel for which the loan proceeds were used to finance the vessel acquisition.

Furthermore, and in connection with the reducing revolving credit facility discussed above in (e), the undrawn amount of which at December 31, 2004 was $61,656, there are mortgages over the vessels Triathlon and Marathon. The commitment fee on the undrawn balance is calculated at the rate of 0.2%.

The loan agreements include, among other covenants, covenants requiring the borrower to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), pay stockholders’ loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrower to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

9.	Long-term Debt (continued)

The annual principal payments required to be made after December 31, 2004 are as follows:

Year	Amount
2005	39,692
2006	144,194
2007	15,665
2008	15,415
2009 and thereafter	150,198

365,164

In 2004, the Company concluded financing arrangements with various banks aggregating $409,009, to finance delivery installments due in 2005, 2006 and 2007, relating to twelve of the vessels under construction, shown in Note 1(c). Under these arrangements, commitment fees are payable until the respective loans are drawn down.

10.	Stock Option Plan

In 1998, the Company adopted a Stock Option Plan authorizing the issuance of up to 450,000 options to purchase common shares (the “1998 Plan”). Under the terms of the Plan, stock options granted vest 50% on the grant date and 25% on each of the first and second anniversary dates of the grant, in all instances, subject to achievement of certain performance criteria based on earnings per share. The options expire on the fifth anniversary of the date upon which the option is granted. Options may be granted to the directors and officers of the Company or to other persons who are capable of influencing the development of the Company’s business. In August 2001, all outstanding stock options were vested by action of the Board of Directors and all Company performance conditions to the exercise of such options were removed.

In 2004, the shareholders approved a share-based incentive plan providing for granting of stock options or other share-based awards to directors and officers of the Company as well as to employees of the related companies discussed in Note 4. As of December 31, 2004, no awards have been granted under this plan.

A summary of the Company’s stock option activity is as follows:

	2004		2003		2002
	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price
		U.S.$		U.S.$		U.S.$
Outstanding at beginning of year	181,000	11.80	450,000	10.72	450,000	10.72
Granted	—	—	—	—	—	—
Exercised	(148,913)	11.76	(269,000)	10.00	—	—
Forfeited	(1,000)	12.00	—	—	—	—

Outstanding at end of year	31,087	12.00	181,000	11,80	450,000	10.72

Exercisable at end of year	31,087	12.00	181,000	11.80	450,000	10.72

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

10.	Stock Option Plan (continued)

As of December 31, 2004, the weighted-average remaining contractual life of outstanding options is 1.5 years. Costs recognized for options issued to the Directors of the Company and to employees of Tsakos and Tsakos Energy Management, using the fair value method, was $0 for the years ended December 31, 2002, 2003 and 2004.

11.	Deferred Income

	December 31,
	2003	2004
(a) Gain on Olympia sale-leaseback transaction	2,654	2,654
(b) Gain on Decathlon/Pentathlon sale-leaseback transactions	15,296	12,129
(c) Gain on interest rate swap agreements	2,512	1,674

Total	20,462	16,457
Less - current portion	(4,005)	(4,005)

Long-term portion	16,457	12,452

(a)	Gain on Olympia Sale-leaseback transaction: In October 1999, the Company sold the Olympia and realized a capital gain of $ 2,654. The Company entered into a time charter agreement to leaseback the Olympia, for an initial period of approximately eight years, following which, the Company has the first option to annually extend the charter for a further year until December 31, 2011. Alternatively, the lessor has the option to extend the charter for two additional years, through July 19, 2009, which is considered as the earliest expiration date of the charter which is treated as an operating lease.

The Company, as lessee, if it does not extend the charter, may at specified dates on or after December 31, 2006, buy the vessel at specified amounts. The lessor has the option to require the Company to buy the vessel for an amount of $15,000, anytime prior to June 30, 2009, and this constitutes a guarantee of the vessel’s residual value. Accordingly, the resulting gain of $2,654 is deferred in full to the extent of the residual guarantee, and will not be recognized in income prior to the date of the exercise of the option by the lessor or the date at which the lease ends without the lessor exercising the option.

Lease payment related to the time charter of the Olympia amounted to $7,491, $7,577, and $7,687 during the years ended December 31, 2002, 2003 and 2004, respectively. At December 31, 2004, the Company’s future minimum lease payments related to the time charter of the Olympia, assuming the vessel owner does not exercise the put option, are as follows:

Year	Amount
2005	7,759
2006	7,853
2007	6,366

21,978

As of December 31, 2004, the vessel operated under time charter, expiring in November 2005. The amount receivable under this charter during 2005 until expiry of the charter is $6,279.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

11.	Deferred Income (continued)

(b)	Gain on Decathlon/Pentathlon Sale-leaseback transactions: In October and November 2003, respectively, the Company sold the Decathlon and the Pentathlon and time-chartered the vessels (renamed Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the end of the seventh year if the charter is extended, the Company has the option to buy the vessel at specified amounts. The charter back agreements are accounted for as operating leases and the gains on the sale of $ 8,340 and $ 7,497 respectively were deferred and are amortized in proportion to the gross rental charge to expense over the five year lease period. During 2004, lease payments relating to the time charters of the Cape Baker and Cape Balboa were $ 8,326 each ($ 1,775 and $ 1,024 respectively in 2003). The Company’s future minimum lease payments on these vessels are as follows:

Year	Cape Baker	Cape Balboa	Total
2005	8,303	8,303	16,606
2006	8,304	8,304	16,608
2007	8,304	8,304	16,608
2008	6,552	7,303	13,855

	31,463	32,214	63,677

(c)	Gain on Interest Rate Swap Agreements: On June 18, 1998 and September 21, 1998, the Company entered into two interest rate swap agreements for a period of eight years (through December 2006) for a notional amount of $ 150,000 and $ 58,800, respectively. In September 1999, the Company terminated both agreements. The termination yielded a gain of $ 6,072, which was deferred and is being amortized until December 31, 2006 because the interest rate swap agreements were classified as hedges and as such early termination requires that the gain be amortized into income over the original life of the loan agreements. Amortization of the gain for the years ended December 31, 2002, 2003 and 2004, amounted to $ 839, $ 838 and $ 838, respectively and is included in Interest and finance costs, net in the accompanying consolidated statements of income.

12.	Interest and Finance Costs, Net

	Expense (Income)
	2002	2003	2004
Interest on long-term debt	11,158	16,617	15,602
Less: Interest capitalized	(3,203)	(839)	(2,708)

Interest expense, net	7,955	15,778	12,894
Change in fair value of financial instruments	3,822	(3,543)	(2,452)
Amortization of loan fees	286	685	368
Gain on termination of swap agreement	(839)	(838)	(838)
Bank charges	160	290	163

Total	11,385	12,372	10,135

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

12.	Interest and Finance Costs, Net (continued)

On July 27, 2001, the Company concluded two interest rate swap agreements for a period of two years for a notional amount of $ 15,000 and $ 30,000 respectively, paying a fixed interest rate of 4.39% and 4.38% respectively and receiving interest at LIBOR. In July 2003, these agreements expired. The positive change in the fair value of these swaps during 2003 of $ 1,251 (negative $ 204 during 2002) is included in Interest and finance costs, net in the accompanying consolidated statement of income for the year ended December 31, 2002, on the basis that these swap agreements did not meet the hedging criteria of SFAS No. 133.

On July 27, 2001, the Company concluded two interest rate swap agreements for a period of three years (through August 2004) for a notional amount of $ 80,000 and $ 20,000, respectively. Under these agreements, the Company pays a fixed interest rate of 4.82% and 4.83%, respectively and receives interest at LIBOR. In July 2004, these agreements expired. The positive change in the fair value of these swaps during 2004 of $ 3,666 ($ 2,293 during 2003) is included in Interest and finance costs, net in the accompanying consolidated statements of income, on the basis that these swap agreements did not meet the hedging criteria of SFAS No. 133.

The Company has entered into a further nine interest rate swap arrangements, all of which met hedging criteria both at their inception and as of December 31, 2004, except for the swap made on December 19, 2002 discussed below:

On December 19, 2002, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 2003 through 2008. The notional amount of the swap is $ 50,000 and it was initially accounted for as a hedge of the Company’s variable interest rate payments primarily on $ 47,228 of the loan described in Note 9 (e). However, following the repayment of this loan in May 2004, the swap was not re-designated to any other loan and, therefore, it ceased to qualify for hedge accounting at that date. As a consequence, its accumulated negative change in fair value of $ 861 as of the date of the loan repayment was transferred out of Other comprehensive income and was reclassified in Interest and finance costs, net in the accompanying consolidated statements of income. Similarly, the negative change in fair value since the date of the loan repayment, amounting to $ 353, has been charged directly to Interest and finance costs, net in the accompanying consolidated statements of income. In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. In addition, if LIBOR is 2.0% or below on the swap fixing dates during 2004, or if LIBOR is 3.75% or below on the swap fixing dates during 2005, 2006 and 2007, the Company pays interest at a rate of 4.0%.

On March 28 and April 2, 2003 the Company entered into two five-year interest rate collar swap agreements, which are effective for the periods commencing May 9, 2003 and July 30, 2003. The notional amounts of the swaps are $ 20,000 and $ 21,460, respectively, and they are accounted for as a hedge of the Company’s variable interest rate payments on syndicated loans described in Note 9 (c and d). In accordance with the terms of the first swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. From May 9, 2004 to May 9, 2005, if LIBOR is below 4.5%, but above 1.75%, the Company will pay LIBOR. If LIBOR is at 1.75% or below, up to May 9 2005, then the Company will pay 3.9%. From May 9, 2005 to May 9, 2008, if LIBOR is below 4.5% and above 2.5%, the Company will pay LIBOR, unless LIBOR is at or below 2.5% whereby the Company will pay 4.5%. In accordance with the terms of the second swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. Between July 30, 2004 and July 30, 2005, if LIBOR is at or below 1.75% the Company will pay 4%. From July 30, 2005 to July 30, 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% whereby the Company will pay 4.5%.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

12.	Interest and Finance Costs, Net (continued)

On July 8, 2003, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 21, 2004. The notional amount of the swap is $ 35,990. It is accounted for as a hedge of the Company’s variable interest rate payments on the loans described in Note 9 (d, f and h). In accordance with the terms of the swap agreement a cap at 4% plus spread is in place throughout the five year period. A floor at 3.5% plus spread is only activated during the four years commencing July 8 2004 if LIBOR is below 1.6% during the year commencing July 8, 2004, or 2.75% during the three years commencing July 8, 2005.

On July 11, 2003, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing July 21, 2003. The notional amount of the swap is $ 33,840 for the first 4 years and $ 24,000 for the fifth year. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (b). In accordance with the terms of the swap agreement a cap at 3.925% plus spread is in place throughout the five-year period. A floor at the same rate is only activated during the four years commencing July 11, 2004 if LIBOR is below 1.55% during the year commencing July 11, 2004, 2.3% in the year commencing July 11, 2005, and 2.6% in the two years commencing July 11, 2006.

On April 2, 2004, the Company entered into a five-year interest rate swap agreement for a notional amount of $ 40,000. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (j). In accordance with the terms of the swap agreement a cap of 2% in arrears is in place throughout the five year period. In the first period (to January 29, 2005), the cap is knocked-out if during the period 12 month LIBOR is at or above 3.55%. Similarly, the cap is knocked-out during the year commencing January 29, 2005 if 12 months LIBOR is at or above 4.55%, and is knocked-out in each of the following three years if 12 month LIBOR is at or above 5.0%, 5.5% or 6.0% in each of the respective years. The notional amount declines in relation to the loan and at December 31, 2004 was $ 37,800.

On June 16, 2004 the Company entered into a five-year interest rate swap agreement for a notional amount of $ 24,500. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (f). In accordance with the terms of the swap agreement a cap of 2.75% is in place. In the first year, the cap is knocked-out if during the period 12 month LIBOR is at or above 4.25%. Similarly, the cap is knocked-out during in the second year commencing September 17, 2005 if 12 months LIBOR is at or above 5%, and is knocked-out in the following three years if 12 month LIBOR is at or above 6.0%, 6.25% or 6.5% in each of the respective years. The notional amount declines in relation to the loan and at December 31, 2004 was still $ 24,500.

On June 17, 2004 the Company entered into a five-year interest rate swap agreement for a notional amount of $ 24,550. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (i). In accordance with the terms of the swap agreement a cap of 3.00% is in place. In the first year, the cap is knocked-out if during the period 12 month LIBOR is at or above 4.10%. Similarly, the cap is knocked-out during in the second year commencing September 9, 2005 if 12 months LIBOR is at or above 5%, and is knocked-out in the following three years if 12 month LIBOR is at or above 5.3%, 6.00% or between 6.25% to 6.5% in each of the respective years. The notional amount declines in relation to the loan and at December 31, 2004 was still $ 24,550.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

12.	Interest and Finance Costs, Net (continued)

On June 17, 2004 the Company entered into a five-year interest rate swap agreement for a notional amount of $23,563. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (g). In accordance with the terms of the swap agreement a cap of 3.00% is in place. In the first year, the cap is knocked-out if during the period 12 month LIBOR is at or above 4.25%. Similarly, the cap is knocked-out during in the second year commencing November 23, 2005 if 12 months LIBOR is at or above 5%, and is knocked-out in the following three years if 12 month LIBOR is at or above 5.25%, 5.75% or between 6.05% to 6.3% in each of the respective years. The notional amount declines in relation to the loan and at December 31, 2004 was still $23,563.

At December 31, 2003 and 2004, the Company held seven and nine swap agreements, respectively, that were classified as financial instruments – fair value and were carried at their fair values of $(5,097) and $(78) in the accompanying consolidated balance sheets.

The sum of the fair values of the five and eight swap agreements that meet hedging criteria as at December 31, 2003 and 2004 respectively was $(1,431) and $1,136, respectively and was reflected in financial instruments-fair value and as a component of Other comprehensive income in the accompanying consolidated balance sheets. Of the hedging instruments that existed at December 31, 2003, the swap arrangement entered into on December 19, 2002, has been determined to be an ineffective cash flow hedge within 2004 and therefore has been de-designated as an effective cash flow hedge, as discussed above.

13.	Additional Paid-In Capital

For certain periods during the years 2002 and 2003, the Board of Directors authorized the re-purchase of a limited number of shares by the Company with the primary aim of enhancing share liquidity. The transactions were open market based through the Oslo Børs or New York Stock Exchange with a maximum price set by the Board of Directors. Such repurchases for the years ended December 31, 2002 and 2003 amounted to $1,979 and $1,792 respectively. There were no repurchases in 2004.

14.	Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options (see Note 10) using the treasury stock method.

The components of the calculation of basic earnings per share and diluted earnings per share are as follows (amounts in U.S. Dollars):

	2002	2003	2004
Income:
Income available to common shareholders	$3,894	$59,052	$143,290
Basic earnings per share:
Weighted average common shares outstanding	15,717,065	17,134,347	19,034,727
Diluted earnings per share:
Weighted average common shares outstanding	15,717,065	17,134,347	19,034,727
Options	137,839	53,512	46,248
Weighted average common shares – diluted	15,854,904	17,187,859	19,080,975
Basic earnings per common share	$0.25	$3.45	$7.53
Diluted earnings per common share	$0.25	$3.44	$7.51

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

14.	Earnings Per Common share (continued)

There were no options that were excluded from the computation of diluted earnings per common share for each period presented because the impact of their conversion would be considered anti-dilutive.

15.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income, $408, $315 and $454 in the years ended December 31, 2002, 2003 and 2004, respectively.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the company’ stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, the company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares outstanding during the taxable year.

Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Since the final regulations only came into force and effect beginning with the calendar year 2005, the Company believes that for the years 2002, 2003 and 2004, the publicly traded requirements of the statute are satisfied on the basis that more than 50% of the value of its common stock was primarily and regularly traded on the New York Stock Exchange and, in prior years, the Company met the requirements of the 50% Ownership Test. Therefore, the Company and its subsidiaries were entitled to exemption from U.S federal income tax in respect of their U.S. source shipping income. Beginning with the calendar year 2005, when the final regulations will be in effect, the Company will satisfy the Publicly-Traded Test.

16.	Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

16.	Contingencies (continued)

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1,000,000 of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

17.	Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers and derivatives.

(a)	Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 9.

(b)	Concentration of credit risk: Financial Instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company does not require collateral on these financial instruments. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. Credit risk with respect to trade accounts receivable is generally mitigated due to the high quality of entities comprising the Company’s charterer base and their dispersion across many geographic areas.

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 12 equates to the amount that would be paid by the Company to cancel the swaps. Accordingly, the fair market value of the non-hedging swap agreement mentioned above, at December 31, 2004 was $(1,214) and is reflected in Financial Instruments – Fair Value in the accompanying consolidated balance sheet. The movement in fair value has been included in Interest and finance costs, net in the accompanying consolidated statements of income ($(3,822) in 2002, $3,543 in 2003 and $ 2,452 in 2004). The fair market value of the hedging swap agreements at December 31, 2003 and 2004 of $(1,431) and $1,136 respectively was reflected in Financial Instruments – Fair Value, and the movement in fair value ($2,567 in 2004 and $(802) in 2003) has been included in Other comprehensive income/(loss), in the accompanying 2004 consolidated balance sheet

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

18.	Subsequent Events

(a)	On January 7, 2005, the Company obtained loan facility for $ 26,250 to partially finance the acquisition of the newly delivered product carrier Didimon. The loan will be repaid in twenty equal semi-annual installments with a balloon payment of $ 11,650 to be paid together with the last installment. The interest rate is based on LIBOR plus a spread. The loan is secured with a first preferred mortgage over the vessel an assignment of earnings and insurance of the vessel and a corporate guarantee of the ship-owning company.

(b)	On January 25, 2005, the Company announced a share buy-back program up to a total expenditure of $ 8,250. There is no deadline to this program.

(c)	On January 24, 2005, the vessel Panos G. was sold for $ 9,800, at a gain of approximately $ 5,200.

(d)	On February 23, 2005, the Board of Directors resolved that a dividend of $ 0.95 cents per share will be paid on April 26, 2005 to shareholders of record on April 15, 2005.

(e)	On February 24, 2005, the Company made a $ 5 million cash investment in a three-year Note with interest linked to the USD 6-month LIBOR.

(f)	On March 9, 2005, confirmation was received that the Company was to de-list from the Oslo Børs on March 18, 2005.

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2004: A Golden Year for GREECE...

UEFA Euro 2004
GREECE CHAMPIONS
GRE
ATHENS 2004
BEKATOROU
TSOULFA
ATHENS 2004

...a Record Year for TEN

Tankers | Lloyd's List

TEN relishes record performance

New York-listed firm says longer-term prospects are highly encouraging its posts 143% increase in full-

TSAKOS Energy Navigation has become the latest tanker company to unveil record profits for last year, adding that it views longer term prospects for ...

This brought full-year net income, which excludes capital gains of $21.4m from the sale of a total three tankers ...

TEN also said it improved fleet utilisation to 97.6% in 2004 ...

TEN to participate in N.Y.S.E. closing Bell

Company Representatives to Celebrate the Opening Day of the 2004 Olympic Games in Athens

TradeWinds.no

quicksearch

Tsakos turns in record numbers

Tsakos Energy Navigation (TEN) is the latest tanker owner to turn ... the fourth quarter and full year.

... the latest three-month pe...

TEN looking to grow LNG fleet

Nikolas Tsakos plans to step up his presence in the LNG ...

company to have at least two LNG ships. He said the com... has been discuss...

TEN signs letter of intent for the construction of Liquefied Natural Gas tankers

Company expects to enter rapidly growing LNG Market during 2007

COMPANY RESULTS

TEN: Third quarter profits more than triple from a year ago

Record net revenues of $215.03 million for the first three quarters of 2004

GLOBAL NEWS

Tsakos group among world top 5 owners in aframax and panamax

Tsakos group occupies the fou... crude exports fro... owner regarding... vessels. Tsakos is... Greek shipping co... aframax and pan... regarding all vessel... by the Apex monthly... prepared in Decem... Marine Intelligent Unit...

Panamax vessels (60,000 ...

Tsakos Energy Navigation announces delivery and charter of product Carrier "DIDIMON"

The vessel is dedicated to the twins of Tsakos Family

Tsakos Energy Navigation Limited (TEN) (NYSE:TNP) anno... that it has taken delivery of a 37,432 dwt double hull p... ...the Hyundai MIPO shipyard in South Kore...

Tsakos group among Europe's 500 fastest growing companies

One of Europe's fastest developing companies is Greek ...

placed two orders for new tankers, to be delivered by a Japanese shipyard in 2005

TEN set to make debut in gas carrier sector

By Brian Reyes in Gibraltar

TSAKOS Energy Navigation is set to make its debut in the booming gas sector with an order for up to two large liquefied natural gas carriers.

The company said in a statement yesterday that it had signed a letter of intent with an unnamed shipyard to build one 145,000 cu m capacity tanker, for delivery in July 2007.

The LOI includes an option for a second ship, also for delivery the same year.

Tsakos made no reference to the shipyard except to say that it was a facility "specialis...

"LNG currently represents one of the fastest growing shipping segments in the global energy market," said Nikolas Tsakos, the company's president and chief executive.

He pointed to decreasing costs in LNG production processes, contrasting the extent of gas reserves in Africa and the Middle East against the high consumption demand in countries such as the US.

"In 2003, the global LNG trade grew by 13% and is expected to double by 2010," he said. "With the vessels announced today, TEN is poised to join a select group of opera... ...take advantage of this

TEN’s FLEET

M/T MILLENNIUM

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Double Hull - VLCC : 301.171 mt : 331.00 m : 58.00 m : 22.22 m : 1998 / Hyundai Heavy Industries South Korea / American Bureau of Shipping Korean Register

M/T LA MADRINA

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Double Hull - VLCC : 299.700 mt : 343.71 m : 56.40 m : 21.60 m : 1994 / Odense Lindoe Denmark / Lloyds Register

M/T SILIA T1, M/T CAPE BAKER[2], M/T CAPE BALBOA[3], M/T TRIATHLON[4]

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Double Hull - Suezmax Tanker : 164.2861/164.2742/164.2363/164.445[4] mt : 274.00 m : 50.00 m : 17.00 m : 2002 / Samho South Korea / American Bureau of Shipping

M/T PARTHENON[1], M/T MARATHON[2], M/T OPAL QUEEN[2], M/T OLYMPIA[2], M/T MARIA TSAKOS[2], M/T ATHENS 2004[2]

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society M/T Parthenon • M/T Marathon M/T Opal Queen M/T Olympia M/T Maria Tsakos M/T Athens 2004

: Double Hull - Aframax Tanker

: 107.0181/107.181[2]mt

: 246.80 m

: 42.00 m

: 14.78 m

: 2003 / Imabari Japan / Det Norske Veritas[1] - American Bureau of Shipping[2]

: 2001 / Imabari Japan / Nipon Kaiji Kyokai

: 1999 / Imabari Japan / Bureau Veritas

: 1998 / Imabari Japan / Lloyds Register

: 1998 / Imabari Japan / Bureau Veritas

M/T VERGINA II

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Aframax Tanker : 96.709 mt : 247.20 m : 41.60 m : 13.10m : 1991 /Poland / American Bureau of Shipping

M/T TAMYRA

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Aframax Tanker : 86.843 mt : 243.80 m : 39.40 m : 13.11m : 1983 / Spain / American Bureau of Shipping

A17	TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004

TEN’s FLEET

M/T MAYA, M/T INCA, M/T AZTEC, M/T ANDES

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Double Hull - Panamax Product Tanker : 68.439 mt : 228.50 m : 32.20 m : 13.20 m : 2003 / Imabari Japan / Lloyds Register

M/T VICTORY III[1], M/T HESNES[2], M/T BREGEN[2]

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society M/T Victory III M/T Hesnes M/T Bregen

: 1C Ice ClassDouble Hull - Panamax Product Tanker

: 68.1601 / 68.157[2]mt

: 242.80 m

: 32.20 m

: 13.62 m

: 1990 / Ukraine / Det Norske Veritas

: 1990 / Ukraine / Bureau Veritas

: 1989 / Ukraine / American Bureau of Shipping

M/T DIDIMON

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Double Hull - Handysize Product /Chemical Tanker : 37.000 mt : 176.00 m : 31.00 m : 10.50 m : 2005 / Hyundai Mipo Dockyard South Korea / Lloyds Register

M/T LIBRA, M/T CRUX

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society M/T Libra M/T Crux	: Double Side/Single Bottom-Handysize Product Tanker : 41.161 mt : 172.20 m : 32.30 m : 11.22 m : 1988 / Japan / Nippon Kaiji Kyokai : 1987 / Japan / Nippon Kaiji Kyokai

M/T PELLA[1], M/T DION[2]

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society M/T Pella M/T Dion	: Single Side/Double Bottom-Handysize Product Tanker : 40.2311 / 40.302[2]mt :176.00 m : 32.10 m : 11.22m : 1985 / Croatia / Lloyds Register : 1984 / Croatia / Lloyds Register

TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004	A18

FLEET UNDER CONSTRUCTION as of march 31st, 2005

SUEZMAX M/T EUROCHAMPION 2004, M/T EURONIKI

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: 1C Ice Class - Double Hull - Suezmax Tanker : 164000 mt : 274.00 m : 50.00 m : 17.00 m : 2005 / Hyundai Heavy Industries South Korea / Lloyds Register

SUEZMAX M/T ARCHANGEL, M/T ALASKA, M/T ARCTIC, M/T ANTARCTIC

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: 1A Ice Class - Double Hull - Suezmax Tanker : 162.400 mt : 274.00 m : 50.00 m : 17.00 m : 2006 - 2007 / Hyundai Heavy Industries South Korea / American Bureau of Shipping

AFRAMAX M/T YEROTSAKOS

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Double Hull - Aframax Tanker : 113.000 mt : 249.00 m : 44.00 m : 14.75 m : 2005 / Sanoyas Hishimo Meisho Corp. / American Bureau of Shipping

AFRAMAX H/N 1328

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Double Hull - Aframax Tanker : 105.000 mt : 228.60 m : 42.00 m : 14.78 m : 2007 / Sumitomo Heavy Industries Marine & Eng. Co. Ltd.

HANDYSIZE M/T DIONISOS

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: Double Hull - Handysize Product /Chemical Tanker : 37.000 mt : 176.00 m : 31.00 m : 10.50 m : 2005 / Hyundai Mipo Dockyard South Korea / Lloyds Register

HANDYSIZE M/T ANTARES, M/T ARION, M/T ANDROMEDA, M/T AEGEAS

Description Total Deadweight Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: 1A Ice Class - Double Hull - Handysize Product/Chemical Tanker : 36.660 mt : 183.00 m : 27.34 m : 11.20m : 2006 - 2007 / Hyundai Mipo Dockyard South Korea / Det Norske Veritas

LNG H/N 1754

Description Total Deadweight Capacity Length Overall Max. Breadth Summer Draft Built - Year/Place/Classification Society	: LNG : 73.800 mt : 150.000 m3 : 288.00 m : 44.20 m : 12.35 m : 2007 / Hyundai Heavy Industries / Lloyds Register

A19	TEN LIMITED • ANNUAL REPORT AND ACCOUNTS 2004

SHAREHOLDER INFORMATION

•	TEN Limited shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol:

NYSE – TNP

BERMUDA – TEN

There were 20,175,536 shares outstanding as of December 31, 2004.

Transfer Agent & Registar for the shares	Independent Auditors	Legal Counsel New York	Legal Counsel London
The Bank of New York 111 Eighth Avenue, 11th Floor New York, NY 10011 U.S.A	Ernst & Young 11th Km National Rd Athens-Lamia 1U51 Metamorphosi Greece	Morgan Lewis & Bockius, LLP 101 Park Avenue New York, NY 10178 U.S.A	Holman Fenwick & Willan Marlow House, Lloyds Avenue London, E3N 3AL United Kingdom

•	Share price Information

The following table sets forth on a per share basis the high and low sales prices and the average daily trading volume per quarter for consolidated trading in the Company’s common shares on the New York Stock Exchange for each quarter during the 12 months ended December 31, 2004.

Quarter Ended	High	Low	Average Daily Volume during quarter ended	Dividends Declared (Per Share)
March 31, 2004	$32.48	$18.58	304,336 shares
June 30, 2004	$34.45	$24.26	322,589 shares	$0.50 paid on April 29th 2004
September 30, 2004	$35.59	$26.95	234,866 shares
December 31, 2004	$43.42	$34.59	297,934 shares	$0.70 paid on October 26th 2004

Stock information may be accessed through:

Bloomberg under:	“TNP US” “TEN BH”

Reuters under:	“TNP.N”

•	A copy of the company’s Annual Report, can be obtained by either writing or calling any of the following company officers:

•	George Saroglou, Chief Operating Officer

•	Paul Durham, Finance Director

•	Harrys Kosmatos, Senior Manager-Corporate Development

Tsakos Energy Navigation Limited
367, Syngrou Avenue, 175 64 Athens Greece
Tel: + 30 (210)9407710-13 Fax: + 30 (210) 9407716
Email: tend@tenn.gr Website: www.tenn.gr
On the opening day of the Olympics, TEN rang the closing bell and Paul Durham presented the NYSE a golden Olympic victor’s crown, accepted by Cathy Kinney, NYSE Chief Operating Officer.

Visit our website at

@ http://www.tenn.gr

Download a copy of our

2004 Annual Report and Accounts in PDF format

A21

PROFORMA FLEET PROFILE

VLCC — 2 vessels

SUEZMAX TANKERS — 10 vessels

AFRAMAX TANKERS — 10 vessels

PANAMAX PRODUCT TANKERS — 7 vessels

HANDYMAX PRODUCT TANKERS — 10 vessels

LNG — 1 vessel

L N G

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ATHENS 2004
ΠΕΙΡΑΙΑΣ
EUROCHAMPION 2004
ΠΕΙΡΑΙΑΣ

TNP
LISTED
NYSE.

TEN LTD
367, Syngrou Ave. 17564 Athens, Greece
Tel: + 30 (210) 9407710 - 13 • Fax: + 30 (210) 9407716
Website: www.tenn.gr • e-mail: ten@tenn.gr